Exhibit 99.2

Crescent Point

CRESCENT POINT ENERGY CORP.

INFORMATION CIRCULAR 2024

MAY 10 | 2024

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Your vote is important – please read the enclosed information about the business of the meeting and to learn more about our company.

A New Identity

INTRODUCING

veren

Bringing Energy To Our World – **The Right Way**

TSX CPG | **NYSE** CPG

ABOUT US

Crescent Point Energy is a leading North American oil producer focused on the development of high-return resource plays. Based in Calgary, Alberta, we aim to create value for our shareholders by advancing our asset base through exceptional operational performance centred on safety, cost management and the environment.

Our information circular provides important context on the items you will be voting on at the annual and special meeting. Please read the entire document before voting.

MAY 10 2024 | 10:00 a.m. MDT

ITEMS TO BE VOTED ON

at the Annual and Special Meeting

- **Fixing the number of directors**
- **Election of directors**
- **Appointing auditors**
- **Advisory vote on executive compensation**
- **Amend Articles to change corporate name**

TRANSFORMED

PORTFOLIO

Short-cycle assets

High productivity, quick payback assets with significant growth potential

Top-tier inventory

Significant depth of premium drilling inventory

Long-cycle assets

Low decline, stable production with high netbacks

AB

SK

ALBERTA MONTNEY

KAYBOB DUVERNAY

SASKATCHEWAN

COMPELLING

INVESTOR RETURNS

Delivered

~$600 MILLION

to shareholders in 2023 through dividends & share repurchases

Increased our

BASE DIVIDEND TO $0.46

per share annually

Returned

60% OF EXCESS

cash flow to shareholders in 2023

INTRODUCING OUR NEW IDENTITY

veren

Bringing Energy To Our World – **The Right Way**

- **VER** from the Latin word *Veritas*, meaning truth
- **EN** represents *Energy*, which is at the core of our business

VEREN (truth + energy) emerged as a simple yet powerful name that represents who we are, what we do and how we do it veren

Over the past several years, we've transformed our organization through a revised business strategy, a revamped portfolio of top-tier assets and our renewed commitment to *Bringing Energy To Our World – **The Right Way***. We are excited to introduce our new name and visual identity to represent the culmination of our remarkable transformation.

Our Identity

Our new symbol is visually linked to our purpose statement. We're excited about the positive change we're making and we look forward to rolling out our new brand to the world.

Three shaded bursts of energy disperse across the logo (Bringing Energy).

Upward or forward progression (The Right Way) while also forming a 'V'.

Enclosed inside of a circle representing our world.

Our Purpose

Bringing Energy

- Operational excellence through innovation
- Harnessing the energy of our people
- Collaborative and entrepreneurial spirit to develop our assets

To Our World –

- Recognizing our stakeholders that help make our business successful
- Commitment to investing in our local communities and forming long-term partnerships
- Realizing the world needs energy – and more of it

The Right Way

- Disciplined business strategy and capital allocation
- Strong safety culture and environmental stewardship
- Trustworthy, ethical and accountable organization

2024

BOARD OF DIRECTOR NOMINEES

Mike Jackson 1 2

More than 30 years in corporate and investment banking holding several senior management roles with Scotiabank.

Barbara Munroe

Chair of the Board

More than 30 years of legal experience and industry diversification. Former EVP with WestJet Airlines.

Craig Bryksa 3

President & Chief Executive Officer

Over 20 years of oil and gas experience, including over 15 years at Crescent Point in several senior management roles.

James E. Craddock 2 4 5

Seasoned upstream executive with over 30 years of experience. Former Chairman and CEO of Rosetta Resources.

John P. Dielwart 3 5

Over 40 years of experience in the oil and gas sector. Founding member of ARC Resources.

Jennifer F. Koury 2 4

Extensive business leadership and governance background. Former executive with BHP Billiton and Enerplus.

François Langlois 1 3 5

More than 35 years of domestic & international oil and gas experience. Former SVP, Exploration and Production with Suncor Energy.

Myron M. Stadnyk 1 3 4

Over 35 years of business, industry, leadership and governance experience. Former President and CEO of ARC Resources.

Mindy Wight 1 4

Over 15 years of tax and financial experience. Currently the Chief Executive Officer of Nch'kaỷ Development Corporation.

1 Audit Committee	2 CG & Nominating Committee	3 ES&S Committee	4 HR & Compensation Committee	5 Reserves Committee
Financial risk management	Board renewal	Stakeholder engagement	Culture and engagement	Operational excellence
Cybersecurity	Diversity	Environment	Compensation alignment	
Financial information	Governance	Safe operations	Human capital management	

2023

KEY HIGHLIGHTS

Achieved our safest year on record for the **third straight year**

Generated **$980 million** in excess cash flow

Achieved **production targets on budget** despite wildfires impact

On track to **achieve our environmental targets** ahead of schedule

Replaced **over 900% of 2023 production** through organic and A&D reserve additions

Executed on our **portfolio transformation** through strategic A&D

A MESSAGE

TO SHAREHOLDERS

To Our Valued Shareholders,

On behalf of our Board of Directors and management team, we are pleased to report another strong year at Crescent Point. We encourage you to review the enclosed information and vote your shares. We also invite you to join our upcoming Annual and Special Meeting of Shareholders on May 10th.

Year in Review

2023 was a transformational year for our company. Through the deliberate steps we have taken over the past several years, we have transformed our portfolio into an inventory rich asset base focused on world class basins. We have also enhanced our competitive position within the industry while improving our excess cash flow generation profile and our ability to deliver meaningful returns for shareholders over the long term.

Operationally, we continued to demonstrate our track record of successful execution. We achieved our best safety scores in the company's history while generating annual production within guidance and on budget, despite the impact the Alberta wildfires had on our business earlier in the year. Our outperformance was led by our Kaybob Duvernay asset, which continues to show consistent and repeatable results.

Our continued success within our Kaybob Duvernay operations in 2023 also resulted in significant reserves additions, which allowed us to organically replace 150 percent of our annual production on a proved plus probable basis.

Through our capital discipline and operational excellence we generated $980 million in excess cash flow, of which 60 percent was returned to shareholders through dividends and share repurchases in accordance with our return of capital framework. We are also pleased to report that we recently increased our base dividend for the fourth consecutive year based on our strong operational results and outlook.

Entered the Alberta Montney

A key pillar of our strategy is to own a balanced portfolio of high-quality long- and short-cycle assets. After entering the Kaybob Duvernay in 2021, we set out to build a strategic position in the oil-rich fairway within the Alberta Montney basin. We did this because of the significant resource in place and drilling inventory in the Alberta Montney, and the opportunity we had to transfer our operational expertise to the play to enhance overall returns.

Through two major accretive transactions, we secured a large contiguous land position in the heart of the Alberta Montney oil fairway, solidifying our short-cycle portfolio with significant growth potential. These two Montney acquisitions allow for operational synergies, access to infrastructure and key market access contracts, providing room for future scalability.

Strategically, we are now the largest owner of land in the Alberta Montney oil fairway and the seventh largest E&P in Canada by production volume. Our prominent scale is further complemented by our current position as the largest landowner in the condensate-rich Kaybob Duvernay play.

Since entering the Alberta Montney in early 2023, we have achieved industry-leading results. As we look forward, we are extremely excited about unlocking the value within our newly acquired lands and have identified opportunities for enhanced well design and improved cost efficiencies.

ESG

As always, we continue to prioritize the safety of our employees and contractors. By doing so, we were able to achieve our safest year on record. This is a very important achievement for our organization and was a direct result of our proactive campaigns to identify and remove hazards, maintain worker focus and encourage everyone to ensure a safe and healthy work environment.

Our teams also worked hard during the past year to advance our environmental stewardship goals. As a result, we are on track to meet each of our environmental targets ahead of schedule, including the reduction of our Scope 1 and 2 emissions intensity, freshwater use and inactive well inventory.

We remained committed to being an active partner within our operating communities through volunteer and financial contributions, as well as progressing long-term partnerships with our local and Indigenous communities. This past year, our employees volunteered 3,400 hours of their time while, as an organization, we contributed nearly $2.5 million to support 490 individual organizations throughout our operating areas. We also advanced our strategic partnerships with Indigenous contractors, suppliers and local communities to build strong relationships for the long term.

Embarking on a Promising Future

Our transformation has been remarkable. Since 2018, our management team and Board have worked diligently to enhance the strength of our portfolio and our financial outlook, as well as other key elements of our business less visible to the public eye such as our corporate governance, risk management practices, capital allocation frameworks and dedication to environmental stewardship. While we are incredibly proud of our heritage and our past, we also recognize that our company has changed and is moving forward on a new and stronger trajectory.

Given our transformation, we believe now is the time to propose to change our name. Our new name, Veren, is derived from the combination of the Latin word for 'truth' – veritas – and 'energy'. Veren aligns with our commitment to operational excellence and our purpose statement of Bringing Energy To Our World – The Right Way. We look forward to the unveiling of our new brand following our upcoming AGM.

On behalf of our entire management team and Board of Directors, we thank you for your continued engagement and support. Our outlook has never been stronger and we're very excited about the path ahead as we continue to execute our strategy to build shareholder value. With the successful execution of our portfolio transformation, our strategic priorities are focused on operational execution of our organic growth plan, further strengthening our balance sheet and increasing our return of capital to shareholders over time. We look forward to providing updates on these priorities throughout 2024.

BARBARA MUNROE
Chair of the Board

CRAIG BRYKSA
President & Chief Executive Officer

TABLE OF CONTENTS

Executive Summary		Executive Compensation
Executive Summary	i	2023 Corporate Performance	50
		Executive Compensation Governance	52
A Message to Shareholders		Approach to Executive Compensation	55
A Message to Shareholders	v	CEO Awarded and Realized Compensation	60
		2023 Compensation	62
Shareholder and Voting Information		NEO Biographies	69
Notice of Meeting	2	NEO Compensation Tables	72
Meeting and Voting Information	4	Termination and Change of Control Benefit	75

Matters to be Acted Upon		Other Information
Fixing Number of Directors	10	Other Information	77
Election of Directors	10	Appendix A: Board of Directors Mandate	82
Appointment of Auditors	10	Appendix B: Deferred Share Unit Plan	84
Advisory Vote on Executive Compensation	10	Appendix C: Restricted Share Bonus Plan	85
Amend Articles to Change Corporate Name	11	Appendix D: Stock Option Plan	88
		Appendix E: Performance Share Unit Plan	91
Board and Governance Highlights		Appendix F: PSU Peer Group	93
Board and Governance Highlights	13	Appendix G: 2023 Voting Results	94

Director Nominees and Compensation		ESG Highlights
Director Nominee Qualifications and Skills	15	We demonstrate our purpose of “Bringing Energy To Our World – The Right Way” through our ESG practices. Our ESG efforts are reflected throughout this information circular. Key highlights include:
Director Tenure and Board Renewal	16
Director Nominee Biographies	18
Director Orientation and Education	23
Director Compensation Plan Description	25
Director Compensation Tables	27	2023 Key Highlights	iv
		Message to Shareholders	v-vi
Board and Committee Structure		Director Nominee Qualifications and Skills	15
Board Mandate	31	Director Orientation and Education	23
Board Committees	32	ES&S Committee	35
		Commitment to Diversity	38
Corporate Governance Practices		ESG Matters	42
Commitment to Diversity	38	2023 Corporate Performance	50
Succession Planning	39	Executive Compensation Governance	52
Key Policies	39	STIP Scorecard	64
Environmental, Social and Governance	42

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 1

NOTICE OF OUR ANNUAL AND SPECIAL MEETING TO BE HELD ON FRIDAY, MAY 10, 2024

You are entitled to vote by proxy.

You are invited to our 2024 annual and special meeting of shareholders:

When	Friday, May 10, 2024 10:00 a.m. MDT

Where	Live audio webcast at meetnow.global/M5XYVLA

Your vote matters	If you held Crescent Point common shares on March 28, 2024, you are entitled to receive notice of, attend and vote at this meeting.

The business of the meeting is to:

1.	receive and consider the financial statements for the year ended December 31, 2023, together with the auditor’s report;

2.	fix the number of directors to be elected at the meeting at nine;

3.	elect directors for the coming year or until their successors are duly elected or appointed;

4.	appoint the auditors for the coming year and to authorize the Board of Directors to fix their remuneration for 2024;

5.	adopt an advisory resolution accepting our approach to executive compensation;

6.	approve an amendment to the company’s articles to change its name to Veren Inc.; and

7.	transact other business as may properly be brought forward.

The meeting will be conducted in a virtual-only format. Registered shareholders, and duly appointed proxyholders, will have the opportunity to participate in the meeting by way of a live webcast. This webcast will allow registered shareholders to participate, ask questions and vote at the meeting through an online portal. Accordingly, if you are a registered shareholder, you may choose to participate via the live webcast of the meeting through the online portal at meetnow.global/M5XYVLA. Non-registered (or beneficial) shareholders may also listen to a live webcast of the meeting through meetnow.global/M5XYVLA, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders.

You can access our 2023 financial statements, other documents and information online:

www.crescentpointenergy.com	www.sedarplus.ca (SEDAR+)	www.sec.gov/edgar (EDGAR)

By order of the Board of Directors,

Craig Bryksa

Director, President and Chief Executive Officer

Calgary, Alberta

March 28, 2024

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 2

ABOUT THE TERMS IN THIS DOCUMENT

•	A&D means acquisition and disposition.
•	annual and special meeting, meeting and AGM refer to the 2024 annual and special meeting of our shareholders.
•	Board means the Board of Directors of Crescent Point.
•	CG&N Committee refers to Crescent Point’s Corporate Governance and Nominating Committee.
•	common shares means Crescent Point’s common shares.
•	directors means the duly elected or appointed directors of Crescent Point.
•	DSUs means Deferred Share Units granted pursuant to the company’s Deferred Share Unit Plan (“DSU Plan”).
•	ESG means Environmental, Social and Governance.
•	ES&S Committee refers to Crescent Point’s Environment, Safety and Sustainability Committee.
•	executives means those members of Crescent Point’s management who hold the position of Vice-President or higher.
•	G&A refers to General and Administrative.
•	HRC Committee refers to Crescent Point’s Human Resources and Compensation Committee.
•	information circular refers to this Information Circular – Proxy Statement.
•	LTI refers to Long-term Incentive.
•	LTIP refers to Long-term Incentive Plan.
•	management means the senior members of Crescent Point’s staff, including executives.
•	MDT means Mountain Daylight Time.
•	NEO means a “named executive officer” as such term is defined in Form 51-102F6 – Statement of Executive Compensation.
•	performance share units, or PSUs, mean performance shares granted pursuant to the company’s Performance Share Unit Plan (“PSU Plan”).
•	restricted share units, or RSUs, mean restricted shares granted pursuant to the company’s Restricted Share Bonus Plan (“RSBP”).
•	shareholders means holders of Crescent Point common shares.
•	STI refers to Short-term Incentive.
•	STIP refers to Short-term Incentive Plan.
•	TCFD refers to the Task Force on Climate-related Financial Disclosures.
•	TSX means the Toronto Stock Exchange.
•	VWAP means the Volume-Weighted Average Price of shares over a specific period.
•	we, us, our, company and Crescent Point mean Crescent Point Energy Corp. and, where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Crescent Point.
•	you and your refer to the shareholder.
•	All dollar amounts are in Canadian dollars, unless indicated otherwise.
•	Information is as of March 6, 2024, unless indicated otherwise.
•	The fair value or market value of common shares is calculated using the one-day volume-weighted average common share price on the TSX, unless indicated otherwise.

•	For additional information see ‘Specified Financial Measures’ and ‘Forward-Looking Statements and Reserves Data’ on pages 78 and 79 of this information circular.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 3

MEETING AND VOTING INFORMATION

Solicitation of Proxies

This information circular is supplied in connection with the solicitation of proxies by Crescent Point’s management for use at our AGM to be held on Friday, May 10, 2024 at 10:00 a.m. (MDT) online at meetnow.global/M5XYVLA for the purposes as described in the ‘Notice of Our Annual and Special Meeting’ section on page 2 of this information circular.

Instruments of proxy or voting instructions must be received by Crescent Point, or its agents, not less than 48 hours (excluding Saturdays, Sundays and holidays) before our meeting.

Registered shareholders may submit their vote by:

Mail: Computershare Trust Company of Canada Attention: Proxy Department 8th floor, 100 University Avenue Toronto, Ontario M5J 2Y1

Internet: Go to www.investorvote.com and enter the 15-digit control number printed on your form of proxy and follow the instructions on the web page to vote your shares.

Phone:

Call 1-866-732-8683 (toll-free in North America) and enter the 15-digit control number printed on your form of proxy. Follow the instructions provided by the interactive voice recognition system to vote your shares.

In person via internet webcast:

Registered shareholders and non-registered shareholders who have appointed themselves proxyholder (see Notice to Beneficial Shareholders below) have the ability to participate, ask questions and vote at the meeting using the online meeting platform. Eligible shareholders may log in at meetnow.global/M5XYVLA and enter the 15-digit control number found on the proxy accompanying the information circular. Duly appointed proxyholders will be provided by Computershare Trust Company of Canada with an Invite Code by email after the voting deadline has passed. During the meeting, you must ensure you are connected to the internet at all times in order to vote when polling is commenced on the resolutions put before the meeting. It is your responsibility to ensure internet connectivity. Non-registered shareholders who have not appointed themselves as proxyholders to participate and vote at the meeting may listen to a live webcast of the meeting and log in as a guest, by clicking on “Guest” and completing the online form; however, they will not be able to vote or submit questions.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invite Code.

Shareholders will be able to participate in the meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum applicable system requirements.

The company has decided to hold the meeting virtually in order to maximize shareholder attendance for those who would be unable to attend in person and because:

•	our in-person meetings have been lightly attended with few outside attendees and almost no in-person voting;

•	we have followed what we understand are best practices for virtual meetings to ensure that there is appropriate opportunity for questions as well as voting at the meeting;

•	the vast majority of our shareholders are not based in Calgary. Thus, virtual meetings keep us environmentally and cost aligned;

•	our peers have generally moved to online meeting forums; and

•	virtual meetings are a safe way of holding shareholders’ meetings.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 4

As such, shareholders will not be able to attend the meeting physically in person. To ensure the effective conduct of the meeting, the following rules will apply. Only registered shareholders and duly appointed and registered proxyholders will be eligible to vote and have the opportunity to ask questions during the meeting, provided they are connected to the internet and comply with the requirements set out herein. Non-registered shareholders who did not appoint themselves as proxyholders and register with Computershare at http://www.computershare.com/Crescent by 10:00 a.m. (MDT) on May 8, 2024 will only be able to log in to the meeting as guests. In such case, it will not be possible for them to vote or ask questions.

For any question on joining or attending the meeting or on voting procedures, please refer to the “User Guide – Virtual Meeting” which is included in the materials sent to registered and beneficial shareholders and is available on the company’s website (www.crescentpointenergy.com) and on SEDAR+ (www.sedarplus.ca).

For live technical assistance during the meeting, please contact Computershare at 888-724-2426 (local) or +1 781-575-2748 (international).

If you are accessing the meeting, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure you have internet connectivity for the duration of the meeting. Note that, if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted in case you later decide not to attend the meeting or in the event that you experience any technical difficulties and are unable to access the meeting and vote for any reason. You should allow ample time to check into the online meeting and complete the related procedure.

Shareholders will be able to submit their votes by virtual ballot throughout the meeting. The polls will be open at the start of the meeting and the Chair of the meeting will indicate the closure of the polls. Voting options will be visible on your screen. It is recommended that shareholders and proxyholders submit their questions as soon as possible during the meeting so questions can be addressed at the right time. Questions may be submitted in writing at the meeting. Only shareholders and duly appointed and registered proxyholders may submit questions at the meeting.

The Chair of the meeting and members of management present at the meeting will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. Shareholders may also make motions or raise points of order using the question interface of the virtual platform. General questions will be addressed by them at the end of the meeting during the question period. So that as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

All shareholder questions are welcome and shareholders may submit questions at any time during the meeting. However, the company does not intend to address questions that:

•	are irrelevant to the company’s operations or to the business of the meeting;

•	are related to non-public information about the company;

•	are related to personal grievances;

•	constitute derogatory references to individuals or that are otherwise offensive to third parties;

•	are repetitious or have already been asked by other shareholders;

•	are in furtherance of a shareholder’s personal or business interest; or

•	are out of order or not otherwise appropriate as determined by the Chair or Secretary of the meeting in her or his reasonable judgment.

For any questions asked but not answered during the meeting, shareholders may contact the company’s Corporate Secretary at legal@crescentpointenergy.com. If there are questions that the company would have answered, but time does not allow in the meeting, such questions and their answers will also be posted on the company’s website at www.crescentpointenergy.com/invest/agm-2024.

The company intends to offer a forum in which, to the extent possible using the electronic solutions available at the time of the meeting, shareholders can adequately communicate during the meeting. An audio webcast of the meeting will also be available on the company’s corporate website at www.crescentpointenergy.com/invest/agm-2024 in the days following the meeting.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 5

In the event of technical malfunction or other significant problem that disrupts the meeting, the Chair of the meeting may adjourn, postpone, recess or expedite the meeting, or take such other action as the Chair determines is appropriate considering the circumstances.

The deadline for deposit of proxies may be waived or extended by the Chair of the meeting at the Chair’s discretion, without notice.

The costs incurred in the preparation and mailing of this information circular and related materials will be borne by Crescent Point. In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone or other means of communication and by directors, officers and employees of Crescent Point, who will not be specifically compensated for such solicitations.

Crescent Point has retained Kingsdale Advisors (“Kingsdale”) as the company’s strategic advisor to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of Crescent Point.

Shareholders may contact Kingsdale by telephone at 1-888-518-6559 (toll-free in North America) or 437-561-5008 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com

Record Date

Our Board has fixed the record date for the meeting as the close of business on March 28, 2024. If you held one or more common shares on that date, you are entitled to receive notice of, attend and vote at the meeting. Each outstanding common share on that date is entitled to one vote.

Voting by Proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else (i.e., your proxyholder) the authority to attend the meeting and vote for you according to your instructions. A shareholder has the right to appoint a person or entity (who need not be a shareholder) to attend and act for them on their behalf at the meeting other than the persons named in the enclosed instrument of proxy. Craig Bryksa, President and Chief Executive Officer (“CEO”), or failing him, Ken Lamont, Chief Financial Officer (“CFO”), each (with full power of substitution) have agreed to act as Crescent Point proxyholders to vote your shares at the meeting according to your instructions.

The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the meeting is routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.

If you do not name a different proxyholder when you sign your form, you are authorizing Mr. Bryksa or Mr. Lamont to act as your proxyholder to vote for you at the meeting according to your instructions.

Voting recommendations:

•	FOR fixing the number of directors to be elected at the meeting at nine;

•	FOR the election of the persons nominated to serve as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP as auditors;

•	FOR the advisory resolution to accept Crescent Point’s approach to executive compensation; and

•	FOR the amendment to the Company’s articles to change its name to Veren Inc.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 6

Notice to Beneficial Holders of Common Shares

You are a beneficial holder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution. Only proxies deposited by registered shareholders of Crescent Point can be recognized and acted upon at the meeting. If you are a beneficial shareholder, your package includes a voting instruction form that outlines how to vote. Common shares held by brokers or their nominees can only be voted upon with the instructions of the beneficial shareholder. Without specific instructions, the Canadian broker/nominees are prohibited from voting common shares for their clients. When a broker is unable to vote on a proposal because it is non-routine and the owner of the common shares does not provide voting instructions, a “broker non-vote” occurs. Broker non-votes have no effect on the vote on such a proposal because they are not considered present and entitled to vote. Beneficial shareholders cannot be recognized at the meeting for the purposes of voting the common shares in person, via internet webcast or by way of proxy except as outlined below.

Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form. Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge mails the proxy materials and voting instruction form to beneficial shareholders, at our expense. The voting instruction form will name the same Crescent Point representatives listed above in the section ‘Voting by Proxy’ to act as Crescent Point proxyholders.

Additionally, we may use Broadridge’s QuickVoteTM service to assist beneficial shareholders with voting their shares. Beneficial shareholders may be contacted by Kingsdale to obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and provides the appropriate instructions respecting the shares to be represented at the meeting.

If you are a beneficial shareholder and wish to participate online or vote at the meeting you must appoint yourself as proxyholder by inserting your own name in the space provided on the form of proxy or voting instruction form sent to you by your intermediary, and follow all of the applicable instructions provided by your intermediary AND, to be able to participate in the meeting online, you must register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered shareholders who have not appointed themselves as proxyholder (and registered as instructed below) cannot vote during the meeting. This is because we and our transfer agent, Computershare, do not maintain the records for non-registered shareholders and we have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

Beneficial shareholders are asked to consider signing up for electronic delivery (“E-delivery”) of the meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy; go to www.proxyvote.com, sign in with your control number and vote for the resolutions at the meeting. Following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

Shareholders may contact Kingsdale, Crescent Point’s strategic advisor by telephone at 1-888-518-6559 (toll-free in North America) or 437-561-5008 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Online Proxyholder Voting

After voting by proxy (mail or online), if you appointed yourself or someone else to vote at the meeting, then you MUST also visit http://www.computershare.com/Crescent by 10:00 a.m. (MDT) on May 8, 2024 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with an Invite Code via email. Without an Invite Code, proxyholders will not be able to attend and vote online at the meeting.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 7

Notice to Holders of Common Shares in the United States

If you are a non-registered shareholder located in the United States (“U.S.”) and wish to vote at the meeting or, if permitted, appoint a third party as your proxyholder, then you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered shareholders located in the U.S. that wish to vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to: uslegalproxy@computershare.com (if by email), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 10:00 a.m. (MDT) on May 8, 2024.

Our solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this information circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the U.S. should be aware that requirements are different than those of the U.S.-applicable proxy statements under the U.S. Exchange Act.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since we are located outside the U.S. and some or all of our officers and directors are residents of a country other than the U.S. You may not be able to sue or effect service of process upon a non-U.S. entity or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. entity and its affiliates to subject themselves to a U.S. court’s judgment or to enforce a judgment obtained from a U.S. court against the issuer.

This document does not address any income tax consequences of the disposition of Crescent Point shares by shareholders. Shareholders in a jurisdiction outside of Canada should be aware that the disposition of shares by them may have tax consequences both in those jurisdictions and in Canada, and are urged to consult their tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada. Consequences for Crescent Point’s shareholders who are resident in, or citizens of, the U.S. may not be described fully in this information circular.

Revocability of Proxy

A submitted proxy may be revoked at any time prior to it being exercised. If you have followed the process for attending the meeting and are a registered shareholder you may revoke the proxy and vote online at the meeting. Voting at the meeting online will revoke your previous proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a shareholder that is a corporation, under the corporate seal or by a duly authorized officer or attorney. The revocation of proxy can be deposited either at Crescent Point’s head office (Suite 2000, 585 8 Avenue SW, Calgary, Alberta, Canada, T2P 1G1) at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used, or with the Chair of the meeting on the day of the meeting, at which point the submitted proxy is revoked.

Notice-and-Access

We have elected to use the Notice-and-Access Provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the annual and special meeting in respect of mailings to beneficial shareholders of common shares, but not in respect of mailings to registered holders of our common shares (i.e., a shareholder whose name appears on our records). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators (the “CSA”) that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post online an information circular in respect of a meeting of its shareholders and related materials.

More specifically, we have elected to use procedures known as ‘stratification’ in relation to our use of the Notice-and-Access Provisions. As a result, registered shareholders will receive a paper copy of the Notice of Annual and Special Meeting, this information circular and a form of proxy, whereas beneficial shareholders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, a paper copy of the Notice of Annual and Special Meeting, this information circular and a voting direction will be mailed to those shareholders who do not hold their common shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial shareholders who previously requested to receive such information.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 8

We will be delivering proxy-related materials to non-objecting beneficial shareholders directly with the assistance of Broadridge. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial shareholders.

Common Shares and Principal Holders Thereof

Crescent Point is authorized to issue an unlimited number of common shares. As at March 6, 2024, 619,949,490 common shares were issued and outstanding. To the best of the knowledge of the Board, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to the issued and outstanding common shares that may be voted at the meeting. None of Crescent Point’s issued share capital consists of non-voting shares.

As of March 6, 2024, our directors and officers owned, directly or indirectly, 3,315,920 common shares, or 0.53% of the outstanding common shares, having a market value of approximately $33.9 million, 1,738,614 DSUs, having a market value of $17.8 million and 1,015,716 RSUs, having a market value of approximately $10.4 million. In addition to their current ownership, officers are also aligned with common shareholders as a significant portion of their compensation is linked to share price performance. Directors and officers are subject to a share ownership requirement policy. All directors and officers meet or exceed their ownership requirements. For more information see the ‘Director Ownership Requirements’ and ‘Executive Ownership Requirements’ sections on page 29 and 74 of this information circular.

Quorum for the Meeting

We must have a quorum for the meeting to proceed. Quorum constitutes two people present, in person, at the meeting, who are entitled to vote at the meeting and represent at least 25% of the issued and outstanding Crescent Point common shares. The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder. For the purpose of the quorum requirements, a person attending the meeting by electronic means, telephone or other communication facility that permits all participants to hear each other or otherwise communicate with each other during the meeting, are deemed to be present in person at the meeting.

Approval Requirements

The following matters to be considered at the meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of shareholders present in person or represented by proxy at the meeting: fixing the number of directors to be elected at the meeting at nine; and appointing PricewaterhouseCoopers LLP as auditors.

The election of directors is conducted on a “for” and “withhold” basis and pursuant to our majority voting policy.

The vote to accept Crescent Point’s approach to executive compensation is an advisory vote pursuant to which shareholders will have a say on the company’s approach to executive compensation. As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to compensation in the future, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of our engagement activities. If a significant number of shareholders oppose the resolution, the Board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review the approach to executive compensation in the context of those concerns.

The resolution to amend Crescent Point’s articles to change its name to Veren Inc. is a special resolution requiring the approval of not less than two-thirds of the votes cast in respect of the resolution by or on behalf of shareholders present in person or represented by proxy at the meeting.

Report on Voting Results

Crescent Point will publicly disclose the results, including voting percentages, of all votes held at the meeting. In addition, the applicable voting results for the election of the directors of the company at our 2023 annual meeting are disclosed in the ‘Director Nominee Biographies’ section on page 18 of this information circular and can be found in Appendix G: 2023 Annual Meeting of Shareholders Voting Results on page 94.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 9

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Fixing Number of Directors

We propose that the number of directors of Crescent Point to be elected at the AGM to hold office until the next meeting of shareholders or until their successors are elected or appointed, subject to the Articles and By-Laws of Crescent Point, be set at nine. There are presently nine directors and each director will stand for re-election to office at the meeting.

We recommend that you vote FOR fixing the number of directors to be elected at the meeting at nine.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR setting the number of directors to be elected at the meeting at nine.

2.	Election of Directors

The articles of Crescent Point presently provide for a minimum of one director and a maximum of 11 directors. There are currently nine directors. Shareholders are entitled to elect members to the Board by vote at a meeting of shareholders.

The nine nominees proposed for election as directors of Crescent Point are as follows:

Barbara Munroe (Chair)

Craig Bryksa

James E. Craddock

John P. Dielwart

Mike Jackson

Jennifer F. Koury

François Langlois

Myron M. Stadnyk

Mindy Wight

Voting for the election of directors will be conducted on an individual, not a slate, basis.

We recommend that you vote FOR the election of each of the foregoing nominees as directors.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld.

3.	Appointment of Auditors

Shareholders will be asked to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as our auditors, to hold office until the next annual meeting of shareholders at a remuneration to be determined by the Board. PricewaterhouseCoopers LLP have acted as the auditors of Crescent Point and its predecessors since 2001.

We recommend that you vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Crescent Point to hold office until the next annual meeting of shareholders at a remuneration to be determined by the Board.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Crescent Point.

4.	Advisory Vote on Executive Compensation

Our Board believes that shareholders should have the opportunity to fully understand the philosophy and objectives that guide the executive compensation decisions made by the HRC Committee and the Board. Executive compensation is a key component of our corporate governance and it is our intention that this shareholder advisory vote will continue to form an integral part of the Board’s shareholder engagement process around executive compensation.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 10

We received strong support for our ‘say on pay’ vote in the 2023 AGM, with approximately 96% of votes in favour of our 2022 approach to executive compensation. Nevertheless, we have continued to implement compensation plan improvements in 2023. We remain committed to actively soliciting shareholder feedback on our approach to compensation and ensuring our executive compensation design links pay outcomes to the execution of our business strategy and creation of shareholder value.

In 2023, we made the following changes to our compensation design:

✓	Updated CEO LTI pay mix, increasing the PSU portion of his LTI from 60% to 70% to further increase pay for performance.

✓	Revised the PSU Plan to change the payout of divided equivalent amounts accumulated under the plan from cash to reinvestment in additional PSUs for awards granted after January 1, 2023, increasing alignment with pay for performance model.

✓	Clawback Policy was amended to comply with the SEC rules that require the clawback of erroneously awarded compensation following an accounting restatement.

For more information, see the ‘Executive Compensation Discussion and Analysis’ section on page 49 of this information circular.

As this is an advisory vote, the results will not be binding on the Board. Although the Board, and specifically the HRC Committee, will not be obligated to take any compensation actions or make any adjustments to executive compensation plans as a result of the vote, we place a great deal of importance on our shareholders’ views and we commit to take further action as deemed appropriate. We will disclose the results of the shareholder advisory vote as a part of our report on voting results for the meeting.

Form of Resolution Adopting Advisory Vote on Executive Compensation

At the meeting, shareholders will be asked to adopt the following by ordinary resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the company’s Board, the shareholders accept the company’s approach to executive compensation disclosed in the information circular of the company dated March 28, 2024.”

We recommend that you vote FOR the advisory vote on executive compensation.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above.

5.	Amend Articles to Change Corporate Name

At the meeting, shareholders will be asked to adopt a special resolution approving an amendment to the articles of Crescent Point to change our name from “Crescent Point Energy Corp.” to “Veren Inc.”.

This new name is the capstone of our transformation. Since 2018, we have revised our strategy, direction, asset base, management and Board. We have focused on a new purpose: Bringing Energy To Our World – The Right Way. Our new name reflects the concepts of truth and energy inherent in our purpose. It reflects our evolution as a corporation, gives us renewed vision and demonstrates our responsibility to safely deliver on our commitments to shareholders and stakeholders.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 11

We intend to begin trading under the stock symbol VRN on both the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) on May 15, 2024.

In order to be effective, the name change resolution must be passed by a majority of not less than two-thirds of the votes cast on the resolution by shareholders present in person or by proxy at the meeting. If approved, the effective date of the name change will be the date of issuance of a certificate of amendment by the Registrar of Corporations in respect of the name change under the Business Corporations Act (Alberta) (the “ABCA”), which is expected to be obtained immediately following the meeting or as soon as practicable thereafter. The company is not forwarding a letter of transmittal to shareholders for their use in transmitting common share certificates representing common shares of the company in exchange for new common share certificates giving effect to the name change. Instead, in the event that the name change is approved by the requisite majority of shareholders at the meeting and articles of amendment are subsequently filed to give effect thereto, each existing common share certificate reflecting the current name of the company shall continue to be a valid common share certificate of the company until such certificate is transferred, reregistered or otherwise exchanged.

Our current articles can be found on SEDAR+.

Form of Resolution to Amend Articles to Change Corporate Name

“BE IT RESOLVED THAT, as a special resolution of the holders of the common shares of Crescent Point Energy Corp. (the “company”), that:

1. The Articles of the company be amended to change the name of the company to “Veren Inc.”;

2. The directors of the company are hereby authorized to revoke this special resolution before it is acted on, without any further approval or authorization of the shareholders of the company; and

3. Any director or officer of the company be and is hereby authorized to do all such further acts and things and to execute all such documents and instruments as may be necessary or desirable to give the effect to the matter contemplated by this special resolution, including but not limited to the filing of the articles of amendment under the Business Corporations Act (Alberta).”

We recommend that you vote FOR the special resolution to amend articles to change corporate name.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 12

BOARD AND GOVERNANCE HIGHLIGHTS

Board Composition and Policies		Page
✓	Independent directors (eight or 89% – all except the CEO)	16
✓	The average tenure for the independent Board members is 5.1 years	16
✓	Every meeting has an in-camera session with independent directors	17
✓	Share ownership requirements for directors	29
✓	Director orientation and continuing education	23
✓	Formal Board evaluation process	24
✓	Majority Voting Policy	17
✓	Director term limits	16
Shareholder Rights
✓	Annual election of directors	10
✓	Directors elected individually (not by slate)	10
Governance
✓	Separate Board Chair and CEO	15
✓	Fully independent Audit, CG&N, HRC and Reserves Committees	32
✓	Board succession planning	34
✓	CEO evaluation and management succession planning	36
✓	Commitment to diversity	38
✓	Code of Business Conduct and Ethics	40
✓	Anti-Corruption and Prevention of Bribery Policy	39
✓	Anti-Hedging Policy	40
✓	Whistleblowing Policy	42
✓	Officer share ownership requirements	74
Compensation
✓	Annual advisory vote on executive compensation	10
✓	Director participation restrictions	25
✓	Solicit feedback from third-party consultants and shareholders	57
✓	Executive incentive compensation Clawback Policy	53
Environmental, Social and Governance Matters
✓	Safety Culture – Our commitment to safe operations	43
✓	Stakeholder Engagement – Outreach to stakeholders	46
✓	Community Engagement – Positively impacting our communities	46
✓	Employee Engagement – Annual survey to solicit feedback and effect positive change	47
✓	Environmental Stewardship – Responsibly enhancing environmental performance	44
✓	Indigenous Relations Guiding Principles	47
✓	Human Rights Policy	41

In addition to complying with the corporate governance guidelines applicable to all public companies in Canada set forth in National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices, we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the U.S. Securities and Exchange Commission (the “SEC”) pursuant to that Act, as well as the governance rules of the NYSE, in each case, as applicable to foreign private issuers like Crescent Point, and as modified by the Multijurisdictional Disclosure System for eligible Canadian companies. Crescent Point may choose to opt out of certain NYSE corporate governance practices and follow home practice rules instead, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. issuers. These significant differences are disclosed on our website www.crescentpointenergy.com. Except as disclosed on our website, we comply with the NYSE corporate governance standards in all significant respects.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 13

DIRECTOR NOMINEES AND COMPENSATION

Detailed information on our director nominees, compensation and other important information can be found on the following pages:

Director Nominations

The CG&N Committee is responsible for recommending candidates for nomination to the Board and for assessing each director’s competencies and skills. The process includes identifying the current and future skills and experience required to optimize Board effectiveness. Outside executive recruiting firms are typically engaged to assist with the identification, assessment and recruitment of candidates. Candidates are assessed against criteria approved by the Board and the qualities and skills of the current Board, with the strongest candidates approached to determine their level of interest. The most qualified people are recommended to the Board for consideration. Potential candidates are interviewed by all members of the CG&N Committee, and recommended nominees are also interviewed by all other members of the Board. In addition, consistent with our Diversity Policy, candidates with a diverse background are considered when identifying new candidates. This identification process includes consideration of the following factors applicable to each candidate: skills; knowledge; regional and industry experience; education; gender; age; independence; ethnicity; and other differentiating factors relevant to Board effectiveness. The most appropriate candidates are presented to our shareholders as director nominees at our AGM. See the ‘Board and Committee Structure’ section on page 31 of this information circular for more information.

The CG&N Committee has determined that the director nominees, consisting of nine nominees, ensure the Board is both effective and possesses the appropriate expertise to effectively oversee the management of the business.

From time to time, shareholders may identify qualified director candidates and may nominate a candidate by submitting the person’s name, background, qualifications and experience to our Corporate Secretary. Crescent Point’s by-laws require that a shareholder give us advance notice of, and details about, any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a shareholder proposal through the procedures set out in the ABCA. If the nomination is to be presented at an AGM, the notice must be given within 30 to 65 days in advance of the meeting. If the AGM is to be held within 50 days after we announce the meeting date, the notice must be given within 10 days of the announcement. If the nomination is to be presented at a special meeting of shareholders (which is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the CG&N Committee Chair, who will present them to the CG&N Committee for consideration.

While the CG&N oversees director candidates and CEO succession plans, the HRC Committee ensures we have a diverse pool of strong candidates for other officer positions and that we develop our people and attract and retain key talent for our long-term success. The CEO regularly discusses organizational structure optimization options with management to gain learning and efficiency opportunities as well as fill successor gaps. At least annually, the CEO and the Board discuss potential candidates for critical positions, including, but not limited to, the CEO, the CFO and the Chief Operating Officer (“COO”) positions.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 14

Director Nominee Qualifications and Skills

The CG&N Committee ensures that the Board includes members with relevant experience and expertise to ensure the Board effectively fulfills its mandate. As part of our ongoing Board renewal process, the Committee prepares the following matrix to assist in identifying the skills of existing Board members and the qualifications the Board may seek in potential candidates to ensure the Board is effective and maintains diversity of thought. Collectively, our directors have the requisite skills and experience to ensure the Board is effective.

Our director nominees bring vast experience in areas critical to our success. The below matrix outlines the name, age, residence, meeting attendance, committee membership and individual voting results of the 2023 AGM for each of the nine individuals nominated for election as our directors. The matrix further summarizes the expertise that each director nominee brings to our Board. For further details regarding their principal occupation, experience, qualifications and other public board memberships, please refer to the ‘Director Nominee Biographies’ section on page 18 of this information circular.

	Munroe (1) (Chair)	Bryksa	Craddock	Dielwart	Jackson	Koury	Langlois	Stadnyk	Wight (2)
Independence
Independent	Y	N	Y	Y	Y	Y	Y	Y	Y
Demographics
Director since	2016	2018	2019	2019	2016	2019	2018	2020	2022
Age	60	47	65	71	62	64	64	61	42
Self-identified equity group(3)	W					W			W, I
Location(4)	AB	AB	U.S.	AB	AB	AB	AB	AB	BC
Board Membership
Committees(5)	Board Chair	ES&S	CG, HR & RE	ES&S & RE	AU & CG	CG & HR	AU ES&S & RE	AU, ES&S & HR	AU & HR
Attendance %	100%	100%	100%	100%	100%	100%	95%	96%	100%
Ownership guideline met	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	On track
Voting results	97.5%	99.3%	98.3%	98.9%	98.3%	97.6%	97.8%	98.7%	97.6%
Other public boards	—	—	2	1	—	1	—	1	—
Skills
Energy Industry Knowledge	✓	✓	✓	✓	✓	✓	✓	✓	✓
Deep understanding of the energy industry, including exploration, production and marketing aspects of the business.
Environmental, Health and Safety	✓	✓	✓	✓		✓	✓	✓
Energy industry experience related to workplace health and safety, stakeholder communications, social responsibility and the environment.
Climate	✓	✓		✓	✓		✓	✓
Experience in considering climate change matters, including risk assessment, reporting frameworks, adaptation, policy and GHG reduction implementation.
Cybersecurity		✓			✓				✓
Experience, certifications, degrees related to cybersecurity or other background in cybersecurity.
Diversity, Equity and Inclusion	✓	✓				✓	✓		✓
Experience specifically related to diversity, equity and inclusion, and its implementation and maintenance through policy, education, reporting, audits or other means.
Finance / Accounting		✓	✓	✓	✓		✓	✓	✓
Experience in financial reporting, accounting and corporate finance at the management or executive level; ability to critically assess, analyze and interpret financial statements and projections and use them to guide strategic business decisions.
Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓
Deep understanding of corporate governance gained through experience as a senior executive officer or board member of a public or private organization.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 15

	Munroe (1) (Chair)	Bryksa	Craddock	Dielwart	Jackson	Koury	Langlois	Stadnyk	Wight (2)
Human Resources / Compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓
Experience related to human resources, compensation, talent management, diversity, equity and inclusion and succession planning at the management or executive level.
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
Deep understanding of the various risks faced by organizations, including legal and regulatory, and experience identifying, evaluating and mitigating those risks at the management or executive level.
Senior Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓
Experience leading an organization, major business segment or functional area of the business.
Strategic Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
Experience related to planning and executing on strategy at the management or executive level.

Notes:
(1)	Ms. Munroe serves on each committee in an ex officio capacity.
(2)	Ms. Wight was elected a director at Crescent Point’s 2022 annual general meeting on May 19, 2022. As per Crescent Point’s minimum share ownership policy, Ms. Wight has five years from her election date to meet her share ownership requirement.
(3)	Directors can voluntarily self-identify under four designated equity groups: women, Indigenous Peoples, persons with disabilities and members of visible minority. W refers to women equity group; I refers to Indigenous Peoples equity group. No directors identified as belonging to persons with disabilities equity group or visible minority equity group. Any self-identification is strictly voluntary.
(4)	Captures where the director nominee resides. AB refers to Alberta; BC refers to British Columbia; and U.S. refers to the United States.
(5)	Captures Crescent Point committee memberships as at March 6, 2024. AU refers to the Audit Committee; CG refers to the CG&N Committee; HR refers to the HRC Committee; and RE refers to the Reserves Committee.

Independence and Alignment with Shareholders

All directors, except for Mr. Bryksa, the President and CEO, are independent as determined in accordance with applicable Canadian securities laws and NYSE requirements. To assist the Board in determining the independence of its members, each Board member completes a detailed annual questionnaire.

In addition, each director standing for re-election meets such director’s share ownership requirement under the company’s minimum share ownership policy. Directors have five years from their initial election or appointment date to comply with our minimum share ownership requirements. Where an individual is appointed to Chair of the Board, they will be afforded an additional three years from the effective date of the appointment to reach the new minimum share ownership requirements applicable to the Chair. Where the requirements are amended by the Board, the impacted individuals will be afforded an additional two years from the effective date of the amendment to reach the new minimum share ownership requirements.

The company’s Code of Business Conduct and Ethics contains robust conflict of interest provisions, including the obligation of directors and officers to report conflicts and potential conflicts of interest to the Board and the CFO. The company’s Corporate Sourcing and Procurement Policy and Procedure also includes detailed policies and procedures to address conflicts or potential conflicts of interest between the company, its suppliers and potential suppliers.

Director Tenure and Board Renewal

The Board recognizes the importance of providing strong oversight and direction to guide the company’s business strategy and overall performance. The Board’s commitment to best practices regarding director tenure and Board renewal are key components to such oversight and direction.

As such, the Board has adopted a retirement policy under which a director must tender resignation after serving a maximum of 10 years from the date the director was first elected or appointed to the Board. The Board reserves the right to, having regard to specific skill and expertise of the director, the needs of the Board, and the best interests of the company, waive the term limit, subject to a maximum term of 15 years. The current average tenure for independent directors is 5.1 years. Crescent Point believes that this policy maintains continuity of leadership while simultaneously encouraging fresh perspectives in oversight through board renewal.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 16

To ensure the Board has an appropriate mix of directors, the Board targets a balance between directors with a history and knowledge of the company and those with new ideas and different experiences that are appropriate for Crescent Point’s size and complexity.

Throughout the renewal process, the Board has focused on:

•	replacing and adding new director skill sets including: CEO experience, Canadian and U.S. capital markets experience, legal and corporate governance expertise, knowledge of mergers and acquisitions, strategic planning, and financial, human resources and operational expertise;
•	increasing diversity on our Board including: lowering average tenure, increasing international experience, broader industry experience, and increasing gender diversity and diversity beyond gender; and
•	ensuring our Board has significant energy industry knowledge and experience.

See the ‘Commitment to Diversity’ section on page 38 of this information circular for more information on how the Board considers diversity through the renewal process.

Attendance and Sessions without Management

Crescent Point’s director nominees attended 99% of Board and committee meetings in 2023. Each Board, Audit, CG&N, ES&S, HRC and Reserves Committee meeting is either held entirely without members of management present or includes an in-camera session without management present. A majority of the number of directors appointed constitutes a quorum at any meeting of directors. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors and no business may be transacted by the Board at a meeting of its members unless a quorum is present.

Individual Voting and Majority Voting Policy

Director nominees are voted for on an individual, not a slate, basis. In addition, the Board has adopted a “majority voting” policy that meets the requirements of the TSX and requires any director nominee who receives a greater number of votes “withheld” than votes “for” such director to submit the nominee’s resignation for consideration promptly after the AGM. The Board will review the results of the vote and determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the Board will accept the resignation, which resignation will be effective upon acceptance. A press release, provided to the TSX in advance, will be promptly issued disclosing the Board’s decision, including, if applicable, the reason for not accepting the resignation. The policy does not apply in circumstances involving contested director elections. A director who tenders a resignation pursuant to this policy will not participate in any Board or committee meetings at which the resignation is considered.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 17

Director Nominee Biographies

BARBARA MUNROE		CHAIR/INDEPENDENT DIRECTOR

Ms. Barbara Munroe was admitted to the Law Society of Alberta in 1991 and brings over 30 years of legal experience and industry diversification to the Board. From 2011 to 2019, Ms. Munroe served as a senior executive of WestJet Airlines, most recently as Executive Vice President, Corporate Services and General Counsel. She previously served as the Assistant General Counsel, Upstream at Imperial Oil Ltd. from 2008 to 2011, and the Senior Vice President, Legal/IP & General Counsel, Corporate Secretary for SMART Technologies Inc. from 2000 to 2008. Prior to that, Ms. Munroe practiced at a national law firm.

Ms. Munroe holds the ICD.D designation and is a member of the Institute of Corporate Directors (“ICD”). She holds a Bachelor of Commerce, Finance degree and a Bachelor of Law degree both from the University of Calgary. Ms. Munroe additionally serves as a director of ENMAX Corporation and a trustee of the Alberta Cancer Foundation.

Ms. Munroe serves on each committee in an ex officio capacity, effective January 1, 2020.

Calgary, AB, Canada	Board & Committee Membership	Position	2023 Attendance
Age: 60	Board of Directors	Chair	10 of 10	100%
Director Since: 2016

2023 Voting Results	Securities Held at December 31, 2023(1)		Units	Value
	Common Shares		86,353	$793,584
	RSUs		20,787	$191,033
	DSUs		278,425	$2,558,726
	Total			$3,543,343
	Share Ownership Requirement(1)(2)
	Multiple of retainer owned			10.7x
	Meets ownership requirement			Yes
	Other Public Boards
	None

CRAIG BRYKSA		NON-INDEPENDENT DIRECTOR

Mr. Craig Bryksa is responsible for Crescent Point’s overall leadership, vision and purpose, and in conjunction with our Board, develops the company’s strategic initiatives and business plan. Mr. Bryksa’s responsibilities include overall accountability for operating our business while managing risk and creating long-term sustainable value for our shareholders.

Mr. Bryksa was promoted to President and Chief Executive Officer in 2018. Prior to his promotion, he held a number of senior management roles with Crescent Point since joining the company in 2006.

Mr. Bryksa has significant experience as a professional engineer in the oil and gas industry, working for companies such as Enerplus Resources Fund and McDaniel & Associates Consultants. Mr. Bryksa is a member of the Association of Professional Engineers and Geoscientists of Alberta and Association of Professional Engineers and Geoscientists of Saskatchewan. He holds a Bachelor of Applied Science degree in petroleum engineering from the University of Regina. Mr. Bryksa is the Past Chair of the Board of Governors at the Canadian Association of Petroleum Producers (“CAPP”).

Calgary, AB, Canada	Board & Committee Membership	Position	2023 Attendance
Age: 47	Board of Directors	Member	10 of 10	100%
Director Since: 2018	ES&S	Member	5 of 5	100%

2023 Voting Results	Securities Held at December 31, 2023(1)		Units	Value
	Common Shares		985,441	$9,056,203
	RSUs		240,457	$2,209,800
	DSUs		–	–
	Total			$11,266,003
	Share Ownership Requirement(1)(3)
	Multiple of salary owned			18.8x
	Meets ownership requirement			Yes
	Other Public Boards
	None

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 18

JAMES E. CRADDOCK		INDEPENDENT DIRECTOR

Mr. James E. Craddock is a seasoned upstream executive who possesses broad-based technical knowledge with over 30 years of experience. He served on Noble Energy Inc.’s Board of Directors since its merger with Rosetta Resources Inc. from 2015 until 2020 and served as the Chair, Chief Executive Officer and President of Rosetta from 2013 to 2015. Previously, he was the Executive Director and Chief Operating Officer for BPI Industries Inc. and held several positions of increasing responsibility over a 20-year career at Burlington Resources Inc.

Mr. Craddock holds a Bachelor of Science in Mechanical Engineering from Texas A&M University. Mr. Craddock currently also serves on the Board of Directors of Amplify Energy Corp. and Callon Petroleum Company.

Whitney, TX, USA	Board & Committee Membership	Position	2023 Attendance
Age: 65	Board of Directors	Member	10 of 10	100%
Director Since: 2019	CG&N	Chair	4 of 4	100%
	HRC Committee	Member	5 of 5	100%
	Reserves	Member	2 of 2	100%
2023 Voting Results	Securities Held at December 31, 2023(1)		Units	Value
	Common Shares		–	–
	RSUs		–	–
	DSUs		202,691	1,862,730
	Total			1,862,730
	Share Ownership Requirement(1)(2)
	Multiple of retainer owned			9.7x
	Meets ownership requirement			Yes
	Other Public Boards
	Amplify Energy Corp.: Nominating and Governance Committee
	Callon Petroleum Company: Nominating & ESG, Operations & Reserves

JOHN P. DIELWART		INDEPENDENT DIRECTOR

Mr. John P. Dielwart brings a wealth of experience and knowledge to the Board, developed through his varied 40+ year career in the oil and gas sector. Most notably, Mr. Dielwart is a founding member of ARC Resources Ltd., holding the position of Chief Executive Officer from 2001 to 2013. He is also partner in ARC Financial Corp., sitting on its Investment Committee. Prior to joining ARC Resources Ltd. in 1996, Mr. Dielwart spent 12 years with a major Calgary-based oil and natural gas engineering consulting firm, as Senior Vice-President and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada.

Mr. Dielwart has a Bachelor of Science degree in Civil Engineering with Distinction from the University of Calgary. He is a professional engineer, holds the ICD.D designation granted by the ICD and has served two, three-year terms as a Governor of CAPP, including 18 months as Chair. Mr. Dielwart is also Chair of the Board of Directors of TransAlta Corporation.

Calgary, AB, Canada	Board & Committee Membership	Position	2023 Attendance
Age: 71	Board of Directors	Member	10 of 10	100%
Director Since: 2019	ES&S	Chair	5 of 5	100%
	Reserves	Member	2 of 2	100%

2023 Voting Results	Securities Held at December 31, 2023(1)		Units	Value
	Common Shares		175,000	1,608,250
	RSUs		–	–
	DSUs		287,802	2,644,900
	Total			4,253,150
	Share Ownership Requirement(1)(2)
	Multiple of retainer owned			22.0x
	Meets ownership requirement			Yes
	Other Public Boards
	TransAlta Corporation: Board Chair

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 19

MIKE JACKSON		INDEPENDENT DIRECTOR

Mr. Mike Jackson worked in the banking industry from 1984 to 2016 and brings more than 30 years of financial experience in corporate and investment banking. Most recently, he was Managing Director - Investment Banking, Scotiabank Global Banking and Markets, with a focus on the oil and gas industry from 2008 until his retirement in 2016. Previously, Mr. Jackson held several senior management roles at Scotiabank, including Managing Director, Oil & Gas Industry Head & Calgary Office Head from 1999 to 2007 and Vice President & Office Head, Corporate Banking Calgary from 1997 to 1999.

Mr. Jackson holds a Bachelor of Science degree and a Master of Business Administration, both from Dalhousie University. Mr. Jackson has considerable knowledge of cybersecurity and the evolving area of artificial intelligence. Additionally, Mr. Jackson completed the Executive Management Program at Queen’s University and holds the ICD.D designation granted by the ICD.

Calgary, AB, Canada	Board & Committee Membership	Position	2023 Attendance
Age: 62	Board of Directors	Member	10 of 10	100%
Director Since: 2016	Audit	Chair	4 of 4	100%
	CG&N	Member	4 of 4	100%

2023 Voting Results	Securities Held at December 31, 2023(1)		Units	Value
	Common Shares		80,355	$738,462
	RSUs		25,115	$230,807
	DSUs		219,799	$2,019,953
	Total			$2,989,222
	Share Ownership Requirement(1)(2)
	Multiple of retainer owned			15.5x
	Meets ownership requirement			Yes
	Other Public Boards
	None

JENNIFER F. KOURY		INDEPENDENT DIRECTOR

Ms. Jennifer F. Koury has over 35 years of professional experience, holding various senior executive positions with BHP Billiton from 2011 to 2017. Part of her responsibilities included the development of BHP Billiton’s total rewards program for executives and employees of the Petroleum World-Wide Business. Previously, she was Vice President of Corporate Services for Enerplus Corp. from 2006 to 2011 and also held senior management positions with Imperial Oil/Exxon Mobil.

Ms. Koury holds a Bachelor of Commerce degree from the University of Alberta and the ICD.D designation granted by the ICD. She serves as the Vice-Chair of the Board of Directors for the Calgary Zoo, director and Human Resources and Governance Committee Chair for Bird Construction Inc. and director and co-founder for Board Ready Women.

Calgary, AB, Canada	Board & Committee Membership	Position	2023 Attendance
Age: 64	Board of Directors	Member	10 of 10	100%
Director Since: 2019	CG&N	Member	4 of 4	100%
	HRC Committee	Chair	5 of 5	100%

2023 Voting Results	Securities Held at December 31, 2023(1)		Units	Value
	Common Shares		10,000	91,900
	RSUs		–	–
	DSUs		231,782	2,130,077
	Total			2,221,977
	Share Ownership Requirement(1)(2)
	Multiple of retainer owned			11.5x
	Meets ownership requirement			Yes
	Other Public Boards
	Bird Construction Inc.: Human Resources and Governance Committee; Health, Safety and Environment Committee

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 20

FRANÇOIS LANGLOIS		INDEPENDENT DIRECTOR

Mr. François Langlois is an oil and gas executive who brings more than 35 years of domestic and international experience to the Board. Most recently, Mr. Langlois was the Senior Vice President, Exploration & Production with Suncor Energy Inc., where he was responsible for the financial and operating performance of the group from 2011 until his retirement in 2016. Previously, he was Vice President, Unconventional Gas from 2009 to 2010 and held various roles with Petro-Canada from 1982 to 2009, including Vice President, Western Canada Production & North American Exploration.

Mr. Langlois holds a Bachelor of Geological Engineering from Laval University (Quebec City) and the ICD.D designation granted by the ICD.

Calgary, AB, Canada	Board & Committee Membership	Position	2023 Attendance
Age: 64	Board of Directors	Member	9 of 10	90%
Director Since: 2018	Audit	Member	4 of 4	100%
	ES&S	Member	5 of 5	100%
	Reserves	Chair	2 of 2	100%
2023 Voting Results	Securities Held at December 31, 2023(1)		Units	Value
	Common Shares		1,539	14,143
	RSUs		–	–
	DSUs		320,715	2,947,371
	Total			2,961,514
	Share Ownership Requirement(1)(2)
	Multiple of retainer owned			15.3x
	Meets ownership requirement			Yes
	Other Public Boards
	None

MYRON M. STADNYK		INDEPENDENT DIRECTOR

Mr. Myron M. Stadnyk has over 35 years of oil and gas experience and is the former President and CEO of ARC Resources Ltd., retiring in 2020. During his tenure as CEO, and prior to that as COO, Mr. Stadnyk played a pivotal role in ARC Resources Ltd.’s transformation from a Royalty trust to a leading Canadian producer. His extensive career also includes working for a major oil and gas company in both domestic and international operations.

Mr. Stadnyk earned a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan and is a graduate of the Harvard Business School Advanced Management Program. He holds an ICD.D designation and is a member of APEGA.

Mr. Stadnyk formerly held a position on the Board of Directors at PrairieSky Royalty Ltd. and served as a Governor for CAPP for over a decade. Currently, Mr. Stadnyk is a board member of Vermilion Energy Inc. and serves on the Board of Trustees for the University of Saskatchewan Engineering Advancement Trust.

Calgary, AB, Canada	Board & Committee Membership	Position	2023 Attendance(4)
Age: 61	Board of Directors	Member	9 of 10	90%
Director Since: 2020	Audit	Member	2 of 2	100%
	ES&S	Member	5 of 5	100%
	HRC Committee	Member	5 of 5	100%
	Reserves	Member	1 of 1	100%
2023 Voting Results	Securities Held at December 31, 2023(1)		Units	Value
	Common Shares		67,000	615,730
	RSUs		–	–
	DSUs		144,049	1,323,810
	Total			1,939,540
	Share Ownership Requirement(1)(2)
	Multiple of retainer owned			10.0x
	Meets ownership requirement			Yes
	Other Public Boards
	Vermilion Energy Inc.: Health, Safety and Environment Committee; Reserves Committee

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 21

MINDY WIGHT		INDEPENDENT DIRECTOR

Ms. Mindy Wight brings over 15 years of tax and financial expertise in her current role of Chief Executive Officer for Nch’kaý Development Corporation. Previously, she held the role of Chief Financial Officer, as well as treasurer of the Board of Directors.

Prior to joining Nch’kaý Development Corporation in November 2021, Ms. Wight held progressive tax roles at MNP LLP from 2016 to 2021 and most recently was a Partner and National Leader of Indigenous Tax Services for the firm. Ms. Wight has also worked for two of the Big Four accounting firms, the Chartered Accounting School of Business and the Canada Revenue Agency since graduating from the University of Northern British Columbia with a Bachelor of Commerce degree, Accounting in 2007. Ms. Wight also possesses Chartered Professional Accountant, Chartered Accountant, and Certified Aboriginal Financial Manager designations.

Ms. Wight is a director on the Greater Vancouver Board of Trade. Ms. Wight previously held board positions as the Chair of the Board of Directors and Chair of the Finance and Audit Committee for the Nch’kaý Development Corporation and was an advisory committee member of the Budget and Financial Committee to the Squamish Nation.

Prince George, BC, Canada Age: 42	Board & Committee Membership	Position	2023 Attendance
	Board of Directors	Member	10 of 10	100%
Director Since: 2022	Audit	Member	4 of 4	100%
	HRC Committee	Member	5 of 5	100%

2023 Voting Results	Securities Held at December 31, 2023(1)		Units	Value
	Common Shares		–	–
	RSUs		–	–
	DSUs		43,160	396,640
	Total			396,640
	Share Ownership Requirement(1)(2)(5)
	Multiple of retainer owned			2.1.x
	Meets ownership requirement			On track
	Other Public Boards
	None

Notes:
(1)	Includes holdings by associates and affiliates of directors.
(2)	Non-employee directors are required to own, within five years of the initial election, appointment to the Board Chair or appointment to the Board, at least three times their annual retainer in common shares, RSUs and DSUs. Common share, RSU and DSU value is calculated by taking outstanding units multiplied by the market value. Ownership is reflected at December 31, 2023 and is based on a market value of $9.19, the one-day VWAP on December 29, 2023, the last trading day of 2023. For further details please refer to ‘Director Ownership Requirements’ on page 29 of this information circular.
(3)	Mr. Bryksa does not have a share ownership requirement related to his role as a director. His ownership requirement relates to his position as President and CEO. Please refer to the ‘Executive Ownership Requirement’ on page 74 of this information circular for additional details.
(4)	Mr. Stadnyk moved from the Reserves Committee to the Audit Committee effective May 18, 2023. His committee attendance reflects the meetings for which he sat on the applicable committee.
(5)	As per Crescent Point’s minimum share ownership policy, Ms. Wight has five years from her election date to meet her share ownership requirement.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 22

Director Orientation and Education

Orientation

The company provides orientation and training to new directors. We tailor our orientation program to each director’s individual needs and areas of expertise, ensuring they also receive detailed information on Crescent Point’s strategy, operations and governance practices. A typical orientation includes the provision of a comprehensive handbook of responsibilities and corporate information, as well as one-on-one meetings with key executives to fully inform new directors about our current business operations, financial model, compensation and culture. We also provide governance documents and information on the duties and obligations of directors, the role of the Board and its committees and the contributions expected of each director as part of our orientation process. All directors are provided with regular learning opportunities through quarterly management presentations, field tours, mentoring (on request), internal courses provided by technical experts and access to weekly executive meetings to gain insight into daily operations. All directors are also provided with membership in the ICD, an organization that fosters excellence in directors to strengthen the governance and performance of Canadian businesses.

Continuing Education

Each director is responsible for keeping informed on both the company and developments in the industry. Executives and/or other members of Crescent Point’s leadership team assist the directors in their efforts by providing regular updates on technical advancements, new resource plays, regulatory changes, governance developments, ESG trends and economic developments facing our business. Our CEO, other executives and other members of the management team also regularly communicate with members of the Board on developments in the business, progress toward achieving established goals, and other relevant topics. In addition, external parties are used to provide market intelligence and other expert advice. These presentations, meetings and discussions serve to increase the Board’s knowledge of the industry, the company and our business, and assist the Board in the execution of its duties.

Below is a table outlining the continuing education activities our nominee directors engaged in during 2023.

	Topic	Prepared/Hosted By	Attendance(1)
Q1	Alberta Economy Overview	University of Calgary	Stadnyk
	Board Role in Acquisitions and Dispositions	Crescent Point	Munroe, Bryksa, Craddock, Dielwart, Jackson, Koury, Langlois & Wight
	Board of Director’s Year End Meeting - Market Update	Bank of Montreal	Entire Board
	Chairing Boards - Module 1 of 4	ICD	Munroe
	Economic and Financial Update	Goldman Sachs	Stadnyk
	Energy Overview	Peters and Co.	Stadnyk
	Facts & Forecasts for 2023: Upstream, Infrastructure & New Energy	Tudor, Pickering, Holt & Co	Jackson, Langlois, Munroe & Stadnyk
	Governance in Uncertain Times	ICD	Jackson
	Industry Update	Tudor, Pickering, Holt & Co	Langlois
	Winter Energy Conference	Peters and Co.	Bryksa
	Securities Laws Updates and Trends	ICD	Jackson
	London Energy & Power Conference	TD Securities	Bryksa
Q2	CAPP Energy Conference	Bank of Montreal	Bryksa
	Carbon Markets Strategy	McKinsey and Company	Stadnyk
	Chairing Boards - Modules 2, 3 and 4 of 4	ICD	Munroe
	Energy Market Update - Capital Allocation, Performance & Pitfalls	Tudor, Pickering, Holt & Co	Jackson & Munroe
	Energy Turmoil - Part 3	Tudor, Pickering, Holt & Co	Langlois
	Energy, Power & Infrastructure Conference	Royal Bank of Canada	Bryksa

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 23

	Topic	Prepared/Hosted By	Attendance(1)
Q3	Clean Tech Overview	National Bank	Stadnyk
	LNG Dynamics & NA Gas Market	Crescent Point	Entire Board
	M&A and Activism Preparedness: Considerations for Directors	ICD	Jackson & Koury
	Navigating the Changing Executive Compensation Landscape	Meridian Canada	Koury & Munroe
	Energy Conference	Peters and Co.	Bryksa
	Recent Developments in Executive Compensation	Blakes	Munroe
	The Energy Transition	Veriten and Crescent Point	Entire Board
	The Future of Sustainability Reporting with ISSB Standards	ICD	Jackson & Wight
	Update on Electric Vehicles	Crescent Point	Entire Board
	Valuations in Today’s Markets	Bank of Montreal	Entire Board
Q4	ICD.D designation	ICD	Wight
	Indigenous Cultural Awareness Training	Forum Community Relations and CPG	Bryksa
	Key questions for HR Committees	ICD	Koury
	Remote Working & Jurisdictional Issues for Canadian Employers	Norton Rose Fulbright	Munroe
	The Future of Work	ICD	Koury
	Resolution Series - Canada vs U.S. Energy, Where do we go from here	Tudor, Pickering, Holt & Co	Craddock, Jackson, Koury & Munroe

Note:

(1)	“Entire Board” refers to all individuals that held Board positions at the time of the event.

Board and Individual Director Assessments

The CG&N Committee undertakes a formal evaluation process of the Board, individual directors and committees, including peer reviews, on an annual basis to identify areas where effectiveness may be enhanced. The evaluation process is handled by either the Chair of the CG&N Committee, the Chair of the Board, or an independent facilitator or consultant, and incorporates feedback from individual directors and certain members of management.

In 2023, Board members met one-on-one with the Chair of the CG&N Committee and the Chair of the Board to discuss personal performance and overall Board effectiveness. This formal process involved a combination of written questionnaires and in-person conversations.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 24

Director Compensation Plan Description

Compensation Philosophy

The Board is responsible for developing the company’s director compensation philosophy and has delegated the review and administration of the directors’ compensation program to the CG&N Committee. Our director compensation plan is designed to attract and retain well-qualified directors that possess the appropriate skills and experience to effectively oversee the management of the business.

Our non-employee director compensation plan includes a mix of cash and share-based compensation (both RSUs and DSUs). The value of RSUs is realized upon vest, and the value of DSUs is realized when the director ceases to be a director. We believe this compensation structure promotes strong director engagement in an unbiased environment, fosters Board diversity by allowing directors some choice to suit their personal financial circumstances, enables ownership in the company through RSU grants and aligns with shareholder interests without emphasizing short-term common share price performance. Non-employee directors do not participate in our incentive/performance-based compensation components (e.g., STIP or PSU Plan) because they set the goals and achievement levels for operating performance measures.

Director Compensation Benchmarking

The CG&N Committee reviews non-employee director compensation periodically to ensure our approach is competitive against benchmark peers and takes into account good governance and best practice trends. The CG&N Committee retained our external consultant, Meridian Compensation Partners Inc. (“Meridian”) in October 2022, to conduct a thorough review of director compensation. As a result of this review, effective January 2023, the flat quarterly rate to our U.S. resident directors was increased to account for increased impacts of foreign exchange rates on their compensation. The ES&S Chair and ES&S Committee member retainers were also increased to better align with peers.

The CG&N Committee benchmarks director compensation against the same peer group the HRC Committee and Board use to benchmark executive compensation. Further details on the executive peer group can be found on page 58 of this information circular.

Compensation Plan

The non-employee director compensation plan consists of Board retainers as well as retainers for Committee Chairs and members, paid in the form of cash and share-based compensation. In 2023, non-employee directors were paid Board and committee retainers based on membership during the year. A breakdown of compensation earned in 2023 can be found in the ‘Director Compensation Table’ on page 27.

The following table outlines the 2023 compensation structure for non-employee directors:

Component	Membership	Cash Compensation ($)	Share-based Compensation ($)	Total(1) ($)
Board Retainers	Chair	165,000	165,000	330,000
	Director	50,000	143,000	193,000
Committee Chair Retainers	Audit	20,000
	Human Resources & Compensation	16,000
	Corporate Governance and Nominating	16,000
	Environment, Safety and Sustainability	16,000
	Reserves	12,000
Committee Member Retainers	Audit	10,000
	Human Resources & Compensation	8,000
	Corporate Governance and Nominating	8,000
	Environment, Safety and Sustainability	8,000
	Reserves	6,000
Fees	Director - whose principal residence is in the U.S.	6,250/quarter

Note:

(1)	All directors are also reimbursed for reasonable costs incurred to attend meetings of the Board or a committee of the Board.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 25

Cash Compensation

Cash compensation is paid on a quarterly basis. Directors are also entitled to be reimbursed for reasonable out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors’ meeting.

Non-employee directors may, subject to the limits set forth below, elect to receive all, or a portion of, their cash compensation in the form of DSUs. Elections must be made prior to the start of the year in which the compensation will be earned, unless the director is elected or appointed part way through a year, in which case they must make the election within 30 days of being elected or appointed.

Share-based Compensation

Non-employee directors can, subject to the limits set forth below, elect to receive their share-based compensation in the form of RSUs or DSUs. Share-based compensation is granted bi-annually. Any election must be made in the year prior to which the compensation will be earned, unless they are elected or appointed part way through a year, in which case they must make the election within 30 days of being elected or appointed.

i.	Restricted Share Units

Under the terms of the RSBP, any non-employee director of the company may be granted RSUs up to a maximum annual value of $150,000. The number of RSUs granted to directors under the RSBP is determined by dividing the dollar amount of the grant by the five-day VWAP for the trading days immediately preceding the grant date. The RSUs vest in thirds over three years and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. While an RSU is outstanding, an amount accrues in respect of each RSU equal to the aggregate amount paid by Crescent Point in dividends per common share (“Dividend Amounts”), which amount is paid in cash when such RSUs vest.

See ‘Appendix C: Restricted Share Bonus Plan’ on page 85 of this information circular for details of the RSBP.

ii.	Deferred Share Units

Each DSU represents a notional share of Crescent Point, and the number of DSUs granted is determined by dividing the dollar amount of the grant by the five-day VWAP for the trading days immediately preceding the grant date. While a DSU is outstanding, dividend equivalent amounts are earned on outstanding DSUs and reinvested in the form of additional DSUs, using the closing price on the applicable common share dividend record date. When a director holding DSUs ceases to be a director of the company, the director is paid the current cash equivalent of the market price per common share for each outstanding DSU, as calculated in accordance with the DSU Plan.

While our DSU Plan allows for executive participation, no executive has received compensation in the form of DSUs since inception of the plan.

See ‘Appendix B: Deferred Share Unit Plan’ on page 84 of this information circular for details of the DSU Plan.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 26

Director Compensation Tables

Director Compensation Table

The following table provides a summary of compensation earned by Crescent Point’s non-employee directors during 2023.

Name(1)	Annual Cash Based Retainer Earned			Fees Earned	Share-based Retainer Earned ($)	All Other Compensation ($)	Total(2) ($)	Portion Taken As
	Board ($)	Committee Chair ($)	Committee Member ($)	U.S. Resident Fee ($)				Cash ($)	RSUs(3) ($)	DSUs(3) ($)
Barbara Munroe	165,000	–	–	–	165,000	–	330,000	82,500	–	247,500
James E. Craddock	50,000	16,000	14,000	25,000	143,000	–	248,000	105,000	–	143,000
John P. Dielwart	50,000	16,000	6,000	–	143,000	–	215,000	–	–	215,000
Ted Goldthorpe(4)	25,000	–	9,000	12,500	71,500	–	118,000	46,500	–	71,500
Mike Jackson	50,000	20,000	8,000	–	143,000	–	221,000	78,000	143,000	–
Jennifer F. Koury	50,000	16,000	8,000	–	143,000	–	217,000	74,000	–	143,000
François Langlois	50,000	12,000	18,000	–	143,000	–	223,000	–	–	223,000
Myron M. Stadnyk	50,000	–	29,000	–	143,000	–	222,000	–	–	222,000
Mindy Wight	50,000	–	18,000	–	143,000	–	211,000	–	–	211,000

Notes:

(1)	Mr. Bryksa does not receive compensation for his role as a director.
(2)	Directors do not participate in the Stock Option Plan, nor does the company have a pension plan or provide other forms of retirement compensation.
(3)	RSU and DSU amounts reflect the equity value received under each award type based on the director’s election of their cash and share-based retainers.
(4)	Mr. Goldthorpe retired from his role as director effective May 18, 2023. Mr. Goldthorpe’s compensation ceased on his retirement date.

Share-based Awards – Value Vested or Earned During the Year

The share-based awards value vested table below reflects the value of vested RSUs, vested DSUs and related dividend equivalent amounts earned in the year.

Name	Stock Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year		Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
		RSUs(2) ($)	DSUs(3)(4) ($)
Barbara Munroe	–	592,657	366,180	–
James E. Craddock	–	–	230,266	–
John P. Dielwart	–	–	338,873	–
Ted Goldthorpe(5)	–	–	121,613	–
Mike Jackson	–	60,006	99,369	–
Jennifer F. Koury	–	–	243,417	–
François Langlois	–	–	361,540	–
Myron M. Stadnyk	–	–	280,772	–
Mindy Wight	–	–	224,369	–

Notes:

(1)	Non-employee directors are not eligible to receive option-based awards.
(2)	RSU amounts reflect RSUs vested within the year and are valued based on the share price at the time of vesting. Amounts also include RSU dividend amounts that were vested and paid out as cash.
(3)	DSUs vest immediately, but are not eligible for payout until the individual ceases to be a director of Crescent Point.
(4)	DSU amounts include cash and share-based compensation components granted for the year based on the director’s election. Amounts also include dividend reinvestment amounts that were earned in relation to any outstanding DSU awards.
(5)	Mr. Goldthorpe retired from his role as director effective May 18, 2023.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 27

Outstanding Share-based Awards and Stock Option-based Awards

The following table summarizes the units and estimated future payout value of all outstanding share-based awards that were previously granted to non-executive directors and remain outstanding at December 31, 2023.

	Stock Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised Stock Options (#)	Stock Option exercise price ($)	Stock Option expiration date	Value of unexercised in-the-money Stock options ($)	Number of shares or units of shares that have not vested or paid out		Market or payout value of share-based awards that have not vested or paid out(3) ($)
					RSUs (#)	DSUs(2) (#)
Barbara Munroe	–	–	–	–	20,787	278,425	2,765,110
James E. Craddock	–	–	–	–	–	202,691	1,862,730
John P. Dielwart	–	–	–	–	–	287,802	2,644,900
Ted Goldthorpe(4)	–	–	–	–	–	–	–
Mike Jackson	–	–	–	–	25,115	219,799	2,261,624
Jennifer F. Koury	–	–	–	–	–	231,782	2,130,077
François Langlois	–	–	–	–	–	320,715	2,947,371
Myron M. Stadnyk	–	–	–	–	–	144,049	1,323,810
Mindy Wight	–	–	–	–	–	43,160	396,640

Notes:

(1)	Non-employee directors are not eligible to receive option-based awards.
(2)	Includes all outstanding DSUs, including dividend reinvestment units that have accumulated to December 31, 2023. DSUs vest immediately, but are not eligible for payout until the individual ceases to be a director of Crescent Point.
(3)	Market or Payout value of share-based awards that have not vested represents outstanding RSU and DSU value. DSU value is calculated by taking outstanding units as at December 31, 2023, multiplied by the market value of $9.19, the one-day VWAP on December 29, 2023, the last trading day of 2023. RSU value is calculated by taking outstanding units as at December 31, 2023, multiplied by the market value of $9.19, the one-day VWAP on December 29, 2023, plus accumulated dividend amounts to December 31, 2023.
(4)	Mr. Goldthorpe retired from the Board on May 18, 2023.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 28

Director Ownership Requirements

The Board believes that aligning the interests of our directors with the interests of shareholders promotes sound corporate governance and demonstrates a commitment to the long-term success of Crescent Point. Directors are required to own at least three times their total annual cash and share-based retainer in common shares, RSUs and DSUs (the “Minimum Share Ownership Guideline”). Directors have five years from their initial election or appointment to the Board, or five years from the effective date of the minimum share ownership policy, whichever is later, to achieve the required level of ownership. Where an individual is appointed Board Chair, the new Chair will be afforded an additional three years from the effective date of the appointment to reach the Minimum Share Ownership Guideline. Where the minimum share ownership policy is amended to change the required level of ownership by the Board, the impacted directors will be afforded an additional two years from the effective date of the amendment to reach the applicable requirements. There is no grace period or additional time granted for directors if they fall below the minimum required shareholding level. As at December 31, 2023, independent Board members held a total market value of securities of $20.2 million using a market value of $9.19 per share. Each director met or exceeded the ownership requirement as at December 31, 2023, as detailed in the following table.

		Total Units Outstanding(1)			At-Risk Investment		Share Ownership Guideline
Name	Director since	Common Shares (#)	RSUs (#)	DSUs (#)	Total ownership value(2) ($)	Total Ownership as a multiple of annual retainer	Share ownership guideline ($)	Multiple of retainer	Meets guideline
Barbara Munroe	2016	86,353	20,787	278,425	3,543,343	10.7	990,000	3x	Yes
James E. Craddock	2019	–	–	202,691	1,862,730	9.7	579,000	3x	Yes
John P. Dielwart	2019	175,000	–	287,802	4,253,150	22.0	579,000	3x	Yes
Mike Jackson	2016	80,355	25,115	219,799	2,989,222	15.5	579,000	3x	Yes
Jennifer F. Koury	2019	10,000	–	231,782	2,221,977	11.5	579,000	3x	Yes
François Langlois	2018	1,539	–	320,715	2,961,514	15.3	579,000	3x	Yes
Myron M. Stadnyk	2020	67,000	–	144,049	1,939,540	10.0	579,000	3x	Yes
Mindy Wight(3)	2022	–	–	43,160	396,640	2.1	579,000	3x	On track

Notes:

(1)	Includes holdings by associates and affiliates of the director.
(2)	Total ownership value is calculated by taking outstanding common shares, RSU and DSUs, multiplied by the market value. Ownership is reflected as at December 31, 2023 and is based on a market value of $9.19, the one-day VWAP on December 29, 2023, the last trading day of 2023.
(3)	Ms. Wight was elected to the Board at Crescent Point’s 2022 annual general meeting on May 19, 2022. Ms. Wight has five years from her election date to meet her share ownership guideline.

Retirement Vesting Program

Directors are eligible to participate in the retirement vesting program whereby unvested RSUs will continue to vest on their normal schedule upon the director’s retirement from the Board. New RSUs are not granted post-retirement. Subject to certain exceptions, to be eligible, directors are required to provide notice of their retirement to the Chair of the Board and the Chair of the CG&N Committee no less than one fiscal quarter prior to their retirement from the Board, and must continue to fulfill and ensure successful handover of regular Board and Committee responsibilities.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 29

No Pension Plan

We do not have a pension plan, nor does the company provide other forms of retirement compensation for our directors.

Bankruptcies and Cease Trade Orders

Except as noted below, no proposed director:

•	is at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity,

•	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

•	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

•	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

•	has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

•	Mr. Dielwart was a director of Denbury Resources Inc. (“Denbury”) when it entered into Chapter 11 proceedings in the U.S. on July 30, 2020. Denbury subsequently emerged from Chapter 11 proceedings on September 18, 2020 and Mr. Dielwart resigned as a director of Denbury at that time.

Director and Officer Liability Insurance

Crescent Point has a corporate liability insurance policy for our directors and officers through a syndicate of insurers. The policy provides coverage from June 1, 2023 to June 1, 2024. We plan to renew this policy in normal course on or before June 1, 2024.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 30

BOARD AND COMMITTEE STRUCTURE

Board Mandate

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to driving long-term shareholder value and ensuring the company conducts its business in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board works diligently to uphold this responsibility by:

•	approving our strategic plan, our annual capital and operating budgets, our approach to ESG practices, and reviewing operating, financial and other corporate plans, strategies and objectives;

•	evaluating overall corporate performance and the performance of the CEO;

•	determining, evaluating and setting compensation for executive officers;

•	approving the annual goals and objectives of the CEO;

•	in conjunction with the CEO, developing a clear written mandate for the CEO;

•	conducting annual succession planning for Board, CEO and executive positions at a standalone meeting;

•	adopting policies regarding corporate governance and codes of conduct;

•	overseeing our principal risk oversight, monitoring and management systems and procedures;

•	overseeing climate-related targets and monitoring progress against these targets;

•	reviewing processes and procedures for communicating appropriate financial and operational information to shareholders and the public; and

•	evaluating the overall effectiveness of the Board and its committees.

The Board fulfills its responsibilities through a minimum of five regularly scheduled meetings per year and additional meetings scheduled as required. During Board meetings, management ensures the Board and its committees are kept well informed about all key drivers of our business and how those may potentially impact Crescent Point. This includes providing information related to matters of strategic planning, business risk monitoring and management, safety, ESG, succession planning, communications policy and integrity of internal controls and management information systems.

The Board, in part, performs its mandated responsibilities through the activities of its five committees: Audit; CG&N; ES&S; HRC; and Reserves. The Board and its committees have access to senior management on a regular basis. At each regularly scheduled Board meeting, the Board meets with multiple levels of management, who are invited to attend and provide information on specific areas of the business, which affords the Board exposure to management below the executive officer level.

Directors are expected to be prepared for and attend all Board and respective committee meetings. If their absence is unavoidable, the absent director is expected to be briefed by the Chair, the CEO or the Corporate Secretary. Crescent Point’s directors are highly engaged, with 99% director attendance at Board and committee meetings in 2023. Quorum for Board meetings is a majority of the Board members.

At every meeting, the Board and each committee holds in-camera sessions which are not attended by Mr. Bryksa or any other member of management.

The Board considers climate-related issues as part of its annual deep review of strategy and at each quarterly meeting. It oversees and considers climate change matters and greenhouse gas emissions (and progress on reductions) as part of its risk management oversight and when it considers operating performance. The Board receives the relevant related reports from the ES&S Committee and senior management. The Corporation’s STIP scorecard includes progress on emissions reductions as part of operating performance. The scorecard is overseen and approved by the Board. The Board also considers the direct physical risks of climate change, including such matters as drought and wildfire damage. At the Board’s annual deep review of strategy, the Board received an educational session on matters related to climate change including as they related to the adoption of electric vehicles and the impacts of climate change policies on the expected demand for oil and gas.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 31

Board Committees

During each regularly scheduled Board meeting and each Audit, CG&N, ES&S, HRC and Reserves Committee meeting, members hold an in-camera session without management. Terms of reference for each committee, which define its mandate, composition, frequency of meetings and other relevant matters, as well as formal position descriptions for committee Chairs, have been approved and adopted by the Board. These documents are available on our website at www.crescentpointenergy.com and an overview of each committee’s mandate is outlined below. In addition, see ‘Appendix A: Board of Directors Mandate’ on page 82 of this information circular for the full text of the mandate of our Board.

The following table outlines the Board Committee Chairs and membership as at March 6, 2024. The Board Chair serves on each committee in an ex officio capacity.

Name	Audit	CG&N	ES&S	HRC	Reserves
Craig Bryksa			•
Barbara Munroe
James E. Craddock		Chair		•	•
John P. Dielwart			Chair		•
Mike Jackson	Chair	•
Jennifer F. Koury		•		Chair
François Langlois	•		•		Chair
Myron M. Stadnyk	•		•	•
Mindy Wight	•			•
Meetings in 2023	4	4	5	5	2

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 32

Audit Committee
Chair	Members	Independence of Members
Mike Jackson	François Langlois	4 / 4
Myron Stadnyk
Mindy Wight

The Audit Committee’s mandate includes, but is not limited to, assisting the Board with the following:
Financial & related information	Financial risk management program

•  Provide oversight of the integrity of the company’s accounting policies, financial statements and related information, including, but not limited to:

•  consolidated financial statements;

•  internal controls;

•  procedures for financial reporting; and

•  processes for monitoring compliance with legal and regulatory requirements with respect to reporting financial information.

•  Oversee Crescent Point’s financial risk management program, including, but not limited to:

•  providing regular reports to the Board on the results of our risk assessment;

•  assessing the effectiveness of our controls to manage these risks; overseeing reporting under the Fighting Against Forced Labour and Child Labour in Supply Chains Act; and

•  overseeing cybersecurity risks facing the organization.

External auditors	Processes and policies
• Oversee the audit efforts of Crescent Point’s external auditors, including, but not limited to, reviewing the independence, qualifications and performance of the external auditor.

•  Oversee Crescent Point’s supply chain management process and procedures; and

•  Review the enterprise risk management policy, processes and framework, and the assessment of the enterprise risk management effectiveness by internal audit.

The Audit Committee meets at least four times annually, or more frequently as circumstances warrant. All members of the Committee are independent and financially literate, as required by National Instrument 52-110 – Audit Committees. The Audit Committee has developed a mandate that has been approved by the Board. A copy of the Audit Committee Mandate is scheduled to, and additional disclosure pursuant to National Instrument 52-110 – Audit Committees is provided in the Audit Committee section of, our Annual Information Form dated February 28, 2024.

The SEC and NYSE rules require that each member of a company’s audit committee be independent. All members of the Audit Committee are “independent”, as that term is defined by the SEC. The SEC further requires a company like Crescent Point, that files reports under the U.S. Exchange Act, as amended, to disclose annually whether its Board has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. Mr. Jackson and Ms. Wight have each been determined by the Board to be an “audit committee financial expert” as that term is defined by the SEC. Further information relating to each nominee’s background and skills is available under their profiles included in the ‘Director Nominee Biographies’ section on page 18 of this information circular.

The Audit Committee’s objective is to have direct and open communications with management, the other committee Chairs, the external auditors, other key committee advisors and relevant employees throughout the year. The Audit Committee holds regular separate in-camera sessions with internal and external auditors. The Audit Committee has the authority to conduct any review or investigation appropriate for fulfilling its responsibilities.

As part of its risk oversight mandate, the Audit Committee receives quarterly updates from management on Crescent Point’s cybersecurity program, including status updates, incidents, external trends and threats, and overall cybersecurity strategy. The Audit Committee reports on its oversight of cybersecurity matters to the Board at each quarterly Board meeting. Additionally, the company has an information security training and compliance program that is reviewed and updated regularly.

It is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of Crescent Point are complete, accurate and in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors, on whom the members of the Audit Committee are entitled to rely upon in good faith.

For additional disclosure pursuant to National Instrument 52-110 – Audit Committees, please refer to the Audit Committee section of our Annual Information Form dated February 28, 2024.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 33

Corporate Governance and Nominating Committee
Chair	Members	Independence of Members
James Craddock	Mike Jackson	3 / 3
Jennifer Koury

The CG&N Committee has responsibility for reviewing corporate governance practices, overseeing Board/committee nominations and making recommendations to the Board, as appropriate. The CG&N Committee meets at least four times annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Corporate governance practices	Board/committee nomination & effectiveness

•  Review and assess our governance practices and the performance of our corporate governance systems, and recommend changes to the Board for consideration;

•  Review Crescent Point’s Articles and By-Laws and recommend any changes to the Board for consideration;

•  Review and make recommendations regarding the mandate and any position descriptions of the Board and its committees on a periodic basis;

•  Review and recommend to the Board for approval the corporate governance disclosure statements required by applicable securities legislation in respect of Crescent Point;

•  Review succession planning for Board and CEO;

•  Review and approve any related party transactions prior to the transaction occurring; and

•  Oversee the Corporation’s anti-corruption and prevention of bribery, lobbying, political contribution and community investment policies and procedures.

•  Recommend suitable candidates for nomination for election as directors, considering:

•  the competencies and skills the Board should possess, and

•  the targets and objectives of our Diversity Policy;

•  Review the recommendations of management, if any, with respect to committee membership;

•  Make recommendations to the Board for each committee, including the appointment of Chairs to the committees;

•  Ensure processes are in place to evaluate and assess the effectiveness of the Board, the committees of the Board and the contribution of individual members on a periodic basis;

•  Review and make recommendations with respect to the orientation and education program for new Board and committee members; and

•  Oversee the continued development of existing members of the Board.

Related Party Transactions

In addition, the mandate governing the CG&N Committee obligates the CG&N Committee to review and approve any related party transactions prior to the transaction occurring. The CG&N Committee also maintains oversight over related party transactions following such approval. For this purpose, related parties include, but are not limited to: (i) key management personnel, such as the company’s directors, executive team and their immediate family members; (ii) individuals and their immediate family members who exercise significant influence over the company; (iii) entities where the individuals, including their immediate family members, noted above have substantial voting power or are able to exercise significant influence; and (iv) entities directly controlled by the company. Related party transactions include, but are not limited to, transactions between the company (or any of its subsidiaries or affiliates) and a related party that result in the company directly or indirectly (a) purchasing or acquiring assets from the related party or selling assets to the related party; (b) jointly acquiring assets with a related party from a third party where the consideration paid by the company to the third party is proportionately higher than the consideration paid by the related party; (c) leases assets to or from the related party; (d) acquires the related party; (e) issues a security to a related party or amends the terms of a security of the company held by the related party; (f) engages in lending or borrowing related transactions with the related party, including the provision of guarantees.

There were no material conflicts of interest or related party transactions reported by the CG&N Committee or the Board in 2023.

Succession planning for the CEO is the responsibility of the Board, in concert with the CG&N Committee.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 34

Environment, Safety and Sustainability Committee

Chair	Members	Independence of Members
John Dielwart	Craig Bryksa	3 / 4
François Langlois
Myron Stadnyk

The ES&S Committee is responsible for regularly reviewing our policies, standards and practices with respect to corporate responsibility, ESG (including climate), occupational health, security and overall business conduct, ethics and related activities, and reporting findings to the Board as appropriate. The ES&S Committee meets at least twice annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Policies, management systems and programs	Risk management procedures

•  Review the appropriateness of and update our ESG, occupational health policies, security policies, and management systems and programs, and report to the Board with appropriate recommendations;

•  Ensure the necessary tools are in place to measure our ESG, occupational health and security performance and compliance with applicable regulatory standards; and

•  Review the ESG, occupational health and security performance and any non-compliance situations, whenever relevant, and recommend the required corrective measures.

•  Periodically update, distribute and review the appropriateness of these risk management procedures and emergency response measures, and make appropriate recommendations;

•  Immediately communicate to the Board any incident giving rise to significant ESG, occupational health and security risks, and otherwise analyze all relevant ESG matters brought to its attention;

•  Responsible for assessing material climate risks and opportunities; and

•  Ensure risk management procedures and emergency response measures are in place.

At each quarterly meeting of the ES&S Committee, a senior member of management reports on emissions targets, climate adaptation, water use and availability and any physical impacts of climate change and other significant climate change factors impacting the company.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 35

Human Resources and Compensation Committee
Chair	Members	Independence of Members
Jennifer Koury	James Craddock	4 / 4
Myron Stadnyk
Mindy Wight

The HRC Committee’s mandate includes, but is not limited to, assisting the Board with the following:
Compensation strategy & policy	Executive compensation
• Review compensation, philosophy, structure and policies that impact the organization.	• Assess the form and aggregate amount of compensation for officers and other employees.

Performance assessment	Governance

•  Assist in the assessment of the performance of the CEO, which assessment is led by the Chair of the Board, in conjunction with the HRC Committee Chair; and

•  Evaluate the performance of the NEOs in fulfilling their responsibilities and meeting corporate objectives.

•  Ensure the company discharges its public disclosure obligations relating to compensation matters;

•  Review executive succession, compensation and development;

•  Review the results and outcomes of advisory votes of shareholders;

•  Hold meetings as warranted with respect to officer appointments or other compensation-related matters; and

•  Oversee culture, employee engagement, diversity and inclusion and human capital management.

Succession planning & development
• Review succession plans for officers (excluding the CEO); and • Assess progress of professional development for executives and key senior employees.

The HRC Committee meets at least four times annually, or more frequently as circumstances warrant.

Succession planning for executive positions (other than the CEO) is the responsibility of the Board in concert with the HRC Committee. Management provides the HRC Committee with information about succession plans for such executive positions, which includes an assessment of internal staff development and progression, and identifies potential succession gaps. Selected candidates are provided with support to help them acquire skills that will aid in their further development, thereby strengthening the succession pipeline.

The following is a summary of the skills and experience of each member of the HRC Committee, including any education or experience that enables each member of the Committee to make decisions on the suitability of Crescent Point’s compensation policies and practices that are consistent with a reasonable assessment of our risk profile.

Human Resources and Compensation Committee Members – Relevant Education and Experience
Jennifer F. Koury (Chair)	Has over 35 years of professional experience, including significant involvement in human relations and compensation design. Ms. Koury has relevant experience in the development of total rewards program for executives and employees. She holds the ICD.D designation granted by the ICD. Since her appointment to the HRC Committee, she has attended numerous seminars on matters related to compensation committees.
James Craddock	Is a seasoned upstream executive and director who possesses broad-based technical and operational knowledge with over 30 years of experience. Mr. Craddock was previously the Chair and Chief Executive Officer of Rosetta Resources Inc. Mr. Craddock currently serves on the Boards of Amplify Energy Corp. and Callon Petroleum Company. Through his executive and director roles, Mr. Craddock has had significant experience with matters related to his role on the HRC Committee. Since his appointment to the HRC Committee, he has attended numerous seminars on matters related to compensation committees.
Myron M. Stadnyk	Has over 35 years of oil and gas experience and is the former President and Chief Executive Officer of ARC Resources Ltd., retiring in 2020. Currently, Mr. Stadnyk is a board member of Vermilion Energy Inc. He holds the ICD.D designation granted by the ICD and since his appointment to the HRC Committee, he has attended numerous seminars on matters related to compensation committees.
Mindy Wight	Has over 15 years of tax and financial expertise in her current role of Chief Executive Officer for the Nch’kaý Development Corporation. She previously held the role of Chief Financial Officer, as well as treasurer of Nch’kaý Development Corporation’s Board of Directors. Through her executive leadership roles, Ms. Wight has had significant exposure to and experience with matters related to her role on the HRC Committee.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 36

Reserves Committee
Chair	Members	Independence of Members
François Langlois	James Craddock	3 / 3
John Dielwart

The Reserves Committee is responsible for meeting with the independent engineering firms commissioned to conduct the reserves evaluation on our oil and natural gas assets, and for reviewing the results of the evaluation with each of the independent engineers and management. The Reserves Committee meets at least twice annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Appointment of independent engineers	Procedures and reporting

•  Review management’s recommendations for the appointment of independent engineers and make recommendations to the Board; and

•  Determine the scope of the annual review of the petroleum and natural gas reserves by the independent engineers, ensuring compliance with regulatory requirements.

•  Review procedures for providing petroleum and natural gas reserves data to the independent engineers; and

•  Review the independent engineering reports and consider the principal assumptions upon which such reports are based.

Review and analysis	Public disclosure

•  Review the reserves data and report of the independent engineers, including the scope and methodology of the evaluations; and

•  Review any problems experienced by the independent engineers in preparing the reserve evaluation (including any restrictions imposed by management or significant issues on which there was a disagreement with management).

• Ensure the company’s public disclosure of its petroleum and natural gas reserve is completed in compliance with regulatory requirements.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 37

OTHER CORPORATE GOVERNANCE PRACTICES

You can find detailed information on some of our other corporate practices and policies on the following pages:

Commitment to Diversity

Crescent Point values the beneficial impact that diversity and inclusion has on decision-making and leadership within the company. Our People Strategy speaks to our efforts to enhance diversity of skill sets, experiences, gender and individual attributes to ensure a broad range of perspectives are being considered and included in our business practices. This diversity of viewpoints adds to the richness of our culture and helps better inform our corporate direction and strategy.

Over the past years, the company has achieved strong diversity representation, with 33% of directors being women, including the Board Chair. When contemplating additions to the Board, the Board considers the following factors in assessing diversity: skills, knowledge, regional and industry experience, education, gender, age, independence, ethnicity and other differentiating factors relevant to Board and executive effectiveness.

The Board’s Diversity Policy governs the selection of Board nominees and requires the Board to consider diversity factors in the appointment of all new directors, with the option to engage an outside executive search firm to assist with the candidate search. This policy also requires the CG&N Committee to include diverse candidates in any list of potential individuals being considered for positions on the Board.

Compliance with the Diversity Policy

The CG&N Committee is responsible for monitoring the company’s compliance with its Diversity Policy, including through an annual review and assessment of the effectiveness of the policy in promoting a diverse Board. Under the Diversity Policy, the CG&N Committee is also charged with reporting to the Board the annual and cumulative progress towards achieving the objectives of the Diversity Policy. The CG&N Committee is also responsible for ensuring all candidates are being fairly considered. The Committee considers diversity by taking into account: skills; knowledge; regional and industry experience; gender and expression; age; independence; ethnicity; and other differentiating factors relevant to Board effectiveness.

In 2023, each of our directors was given the opportunity to voluntarily self-identify under one of the four employment equity groups: women, Indigenous Peoples, persons with disabilities and members of visible minorities. Thirty-three percent of our current and nominee directors identify as women and one, or 11%, of our current and nominee directors identify as belonging to the Indigenous Peoples equity group.

Policy Regarding the Racial and Ethnic Diversity on the Board

Our Diversity Policy stipulates that at least one Board member must be racially or ethnically diverse. To measure the effectiveness of this policy, the Committee, among other things:

•	reviews the number of racially and ethnically diverse individuals considered or brought forward for both Board and executive officer positions;

•	considers the skills, knowledge, experience and character of any such candidates; and

•	ensures that racially and ethnically diverse candidates are fairly considered relative to other candidates.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 38

Policy Regarding the Representation of Women on the Board

Our Diversity Policy outlines the Board’s commitment to an identification and nomination process that seeks to improve gender diversity across the organization. Our CEO is a member of the 30% Club of Canada which seeks to achieve better gender balance at the Board and senior management levels, with a focus on building a strong foundation of business leaders committed to meaningful, sustainable gender balance in business leadership.

Our Diversity Policy stipulates that at least 30% of the members of the Board be women. To measure the effectiveness of this policy, the Committee, among other things:

•	reviews the number of women considered or brought forward for both Board and executive officer positions;

•	considers the skills, knowledge, experience and character of any such women candidates; and

•	ensures that women candidates are fairly considered relative to other candidates.

Crescent Point has been in compliance with the 30% target for women on the board since its adoption.

Considering the Representation of Women in Executive Positions

Crescent Point is committed to building an inclusive organization that harnesses diverse thinking to innovate and grow. Through our People Strategy, we are enhancing our talent programming through an inclusive design lens where diverse points of view and talent are supported, including considering the level of representation of women in executive officer positions when making executive officer appointments.

The Board has not adopted a fixed target of women in executive positions, preferring to rely on the inclusive design lens of our People Strategy. The executive team includes two women, who make up approximately 15% of the company’s executives; additionally, 13% of the officers of the company are women.

Succession Planning

Succession planning is a key focus for the Board and management to ensure smooth transitions and continuity in leadership. Our comprehensive process encompasses the identification and development of talent for key positions, including the CEO, executive roles and other critical positions identified as necessary for organizational success. Conducted annually, the succession planning process involves a formal review with the Board in a dedicated annual standalone meeting specifically focused on succession. Through this structured approach, the organization aims to mitigate risks associated with leadership vacancies and cultivate a pipeline of capable individuals poised to assume key roles within the company.

Key Policies

Anti-Corruption and Prevention of Bribery Policy

Our Anti-Corruption and Prevention of Bribery policy supports our commitment to the strict anti-corruption and anti-bribery laws which govern the operations of the company in both the U.S. and Canada. This policy supplements the standards of conduct expected from every director, officer, employee, consultant and contractor (collectively, “Worker”) under Crescent Point’s Code of Business Conduct and Ethics policy.

To ensure compliance with anti-corruption and anti-bribery laws, no Worker shall directly or indirectly give, offer or agree to give or offer any form of advantage or benefit to a foreign or domestic public official to obtain an advantage in the course of business.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 39

Anti-Hedging Policy

Our Anti-Hedging policy prohibits our executives and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation, or held directly or indirectly by the executive officer or director.

Code of Business Conduct and Ethics

An important element of governance is ensuring appropriate policies and procedures are in place to mitigate risk. To this end, we have a Code of Business Conduct and Ethics (the “Code”) for our directors and employees, a copy of which is available on our website. The Code includes detailed market typical provisions covering, among other things: (i) oversight of public disclosure obligations; (ii) worker compliance with laws; (iii) conflicts of interest; (iv) confidentiality of company information; (v) entertainment, gifts and favours; (vi) anti-corruptions and anti-bribery; (vii) competition and anti-trust; (viii) environment and safety; and (ix) disclosure obligations.

The Board monitors compliance with the Code, ensuring its visibility. The Board relies on the integrity of directors, executive officers and employees to comply with the Code. The directors will act where any breach of the Code is brought to their attention. Each director, executive officer and employee must review and sign off annually to confirm they understand the Code and have complied with it. The Board has not granted any waiver of the Code and no material change reports have been filed since the beginning of our most recently completed financial year that pertain to any conduct of a director or executive officer which would constitute a departure from the Code. When considering transactions and agreements in which a director or executive officer has a material interest, independent Board members will review and approve, or an independent committee of the Board will be formally constituted to consider, such transactions. The company’s Corporate Sourcing and Procurement Policy and Procedure also includes detailed policies and procedures to address conflicts or potential conflicts of interest between the company and its suppliers and potential suppliers.

Disclosure Policy

Crescent Point has established a Disclosure Committee to review and confirm the accuracy of the data and information contained in the documents we use to communicate to the public. The Disclosure Committee oversees and ensures compliance with our Disclosure policy governing the timely dissemination of all material information. Shareholder communications are undertaken through a variety of means, including through the issuance of press releases, annual and quarterly results, our Annual Information Form, our sustainability report and by providing information via our website, which contains the aforementioned documents and corporate presentations, as well as dividend information and other details considered helpful to investors. The Disclosure Committee conducts a formal review and confirmation process prior to any such disclosure being released, and supplements and supports the review and approval processes completed by the Board and the CG&N Committee. The Disclosure Committee is comprised of senior representatives (including officers) from each of the following departments: accounting; corporate development; engineering and operations (including drilling and completions, ES&S, regulatory and reserves); exploration and geosciences; finance; investor relations; land; legal; and marketing.

Environmental, Health and Safety Policy

The health and safety of our employees, contractors, consultants, visitors, the public, as well as the protection of the environment is of the utmost importance to Crescent Point. We endeavour to conduct our operations in a manner that will minimize both adverse environmental effects and consequences or emergency situations by:

•	complying with all applicable government regulations and standards;

•	operating in a manner consistent with industry codes, practices and guidelines;

•	ensuring prompt and effective response and repair to emergency situations and environmental incidents;

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 40

•	providing training to ensure compliance with our operations management system;

•	careful planning, good judgment and prudent monitoring of business activities;

•	communicating openly with all stakeholders regarding our activities; and

•	amending our policies and procedures, as may be required from time to time.

Health, safety and environmental protection at Crescent Point is everyone’s responsibility. We are accountable for creating and maintaining a safe workplace, where health and environmental performance have value and priority.

Human Rights Policy

Respect for human rights is integral to how we do business. Our commitment to respecting human rights includes alignment with the United Nations’ Guiding Principles on Business and Human Rights and the International Labour Organization Declaration on Fundamental Principles and Rights at Work. According to these principles, governments have the primary responsibility to protect human rights, and our responsibility is to respect human rights and conduct our business accordingly.

In alignment with our values, and as outlined in the UN Universal Declaration of Human Rights and the Canadian Charter of Rights and Freedoms, Crescent Point upholds the following commitments:

•	prohibit discrimination or harassment on the basis of race, colour, sex, language, religion or other minority status;

•	prohibit all forms of slavery and child labour;

•	safe working conditions for all Workers in accordance with applicable laws and industry best practices; and

•	promote a respectful workplace.

We recognize that protecting human rights must be an ongoing effort and commit to routinely evaluate our practices and our approach in consideration of changing circumstances and an evolving policy environment.

Indigenous Relations Guiding Principles

Crescent Point is committed to ensuring that Indigenous community members, knowledge, traditions and lands are considered wherever the company’s operations may impact Indigenous communities and traditional territories. We strive to build and maintain positive relationships through meaningful consultation, equitable access to employment and education, and ensuring Indigenous communities benefit from resource development. We have adopted a set of Indigenous Relations Guiding Principles that include our commitments to:

•	support the social, economic and environmental well-being of our Indigenous partners;

•	utilize local traditional knowledge in our development planning;

•	utilize local Indigenous skilled labor, suppliers and services where feasible;

•	protect and avoid areas of cultural and/or environmental significance; and

•	foster a corporate culture of awareness and understanding of Indigenous perspectives.

Respectful Workplace Policy

Crescent Point is committed to providing and maintaining a psychologically healthy and safe workplace that is free of harassment and violence. Workplace harassment and workplace violence of any form will not be tolerated from any person in the workplace. The company’s commitment to a workplace free of harassment and violence is reflected at every level, and the company will not tolerate harassing or violent behaviour against a customer, contractor, consultant or visitor. The Respectful Workplace Policy applies to all Workers, and all other locations where activities are conducted. All new Workers are required to complete respectful workplace training as part of their onboarding experience.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 41

Whistleblowing Policy

Our Whistleblowing Policy allows employees and consultants to anonymously report concerns regarding financial controls and audit matters, fraud and/or theft, harassment, workplace violence, substance abuse, conflicts of interest, discrimination and safety concerns. The Whistleblowing Policy sets out procedures to address the receipt, retention and treatment of complaints and concerns received, and outlines measures taken to protect the confidentiality and anonymity of any submissions. The Whistleblowing Policy is posted on our website and individuals may report concerns to an independent third party via a toll-free telephone number, website or anonymous email.

Environmental, Social and Governance Matters

Crescent Point is committed to “Bringing Energy To Our World – The Right Way”. This commitment stands as our purpose statement and helps inform decision-making across every aspect of our business. It evokes our dedication to fostering positive outcomes for all our stakeholders and shows our devotion to environmental stewardship. These principles are held throughout the organization and integrated into how we responsibly develop, operate and retire our assets.

In 2023, we continued to reinforce our oversight of environmental, social and corporate governance matters to enhance our performance, strengthen our stakeholder relationships and ensure robust governance mechanisms are in place to manage risk. During the year, we released our fifth annual Sustainability Report following Sustainability Accounting Standards Board and the Global Reporting Initiative standards as well as updated disclosures with respect to the TCFD framework. These reports have not only enhanced transparency in our approach to ESG risks and opportunities but have also outlined our governing policies and practices, including those related to climate and provide our stakeholders with greater insight into how we conduct our business.

ESG Oversight

Our Board is committed to ensuring strong governance practices are in place to effectively manage ESG risks and opportunities. The Board sets the tone for our company and is actively engaged with management to establish targets, monitor performance and provide strategic direction on key ESG matters. While we view ESG performance and disclosure as a responsibility of the Board as a whole, we have also established clear accountabilities at the committee level to help manage discrete aspects of our ESG performance. Each committee reports progress updates and recommendations to the Board for consideration on a quarterly basis. Our annual disclosures, as well as our targets and ambitions, are reviewed and approved at the Board level with input from the various committees, management and company subject-matter experts. To further our progress, we have also formed an internal ESG Committee that brings together relevant groups and expertise. This committee discusses ESG trends, best practices and opportunities to enhance our performance and disclosures in this regard.

Prudent Risk Management

Producing the energy the world needs exposes us to certain inherent risks that have the potential to impact our business and our stakeholders. We firmly believe that managing these risks proactively leads to stronger overall performance and enhanced outcomes for our stakeholders. As such, we thoroughly examine all material issues that could potentially affect our operations so we can develop risk mitigation strategies and position the company to capitalize on areas of opportunity. In practice, this includes initiatives such as our emission reduction projects, existing asset optimization, enhanced oil recovery and other initiatives aimed at seizing opportunities in the transition to a lower carbon economy. These proactive approaches to key risks and opportunities give us greater cost protection and enable us to capitalize on emerging opportunities. At Crescent Point, our risk management approach is engrained throughout our business strategy and operations.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 42

Safe Operations

At Crescent Point, our greatest responsibility is ensuring the safety and well-being of our employees, contractors and community partners. Our commitment to safe operations, both in the field and office, helps ensure the ongoing health and safety of all our stakeholders. We strongly believe that all tasks can and must be completed safely. Our staff have the right and responsibility to refuse unsafe working conditions to the extent they are ever encountered and we actively encourage all those involved in our operations to take ownership of their individual safety and that of their co-workers. Our proactive approach to safe operations follows our risk management framework. We strive to identify potential hazards, develop avoidance strategies to lower the probability of safety incidents occurring and implement protocols to lessen the potential severity of any residual risks. This approach, coupled with a shared sense of ownership for safety performance, helps to ensure that everyone goes home safely every day.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 43

Safety Performance

We are proud to report that 2023 was our safest year on record. Our relentless focus on safe operations continues to yield strong results. Our key performance indicators of Lost Time Incident Frequency (“LTIF”) and Serious Incident Frequency (“SIF”) demonstrate our track record of performance improvement. The continued progress we have achieved is a direct result of our engagement with employees and contractors to convey our expectations about safety and ensure everyone we work with shares our values of promoting a safe and healthy working environment.

Our regularly scheduled safety meetings and field operation stand-downs emphasize our commitment to safety and foster a shared sense of ownership for safety performance. In 2023, we held contractor safety symposiums in our core operating areas to reaffirm our expectations of those working on our sites. We have observed a substantial increase in participation from vendors compared to previous years. In 2023, we continued to promote our targeted safety programs that contributed to our strong safety performance. These include campaigns such as our 3Rs (Refocus, Reconnect, Recharge), Get a Grip on Safety, Stop and Think, and Hand on the Shoulder initiatives.

Environmental Stewardship

At Crescent Point, we take pride in the way we operate our business. Our pride in purpose extends throughout our development planning and is a guiding principle in our capital allocation. We consider environmental impacts in our decision-making and take steps to avoid, prevent and mitigate the potential impacts that our operations may have on the environment. Our approach to responsible resource development takes into account how our activities will affect the air, land and water, and we take steps to actively manage those impacts across our operations.

Air

Taking action to combat the risks of climate change is a priority for both the company and our stakeholders. As a result of our progress to-date and our dedication to continuous improvement, we are well on track to reach our ambitious near-term target of 0.024 tonnes CO2e per barrel equivalent as well as our longer-term target to reduce our scope 1 and scope 2 combined emissions intensity of 0.020 tonnes CO2e per barrel equivalent by 2030. We look forward to updating our progress in greater detail in our upcoming Sustainability Report.

Water

Water is a key component of our operations throughout the development life cycle of our assets. We use water to drill and complete our wells and to enhance production through our waterflood programs. In doing so, we take a prudent approach to the sourcing, transportation, use, recycling and disposal of the water we use.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 44

For each of our operating areas, we consider water sourcing in our development plans, including the availability of freshwater and alternative water sources. To avoid potential impacts, we strive to minimize our use of surface freshwater in areas of higher water scarcity, instead seeking to use alternative water sources such as deep and/or saline aquifers or municipal grey water. Over the last five years, we have made significant progress in reducing the use of freshwater in our southeast Saskatchewan operations by sourcing non-fresh water from the Belly River formation and Mannville reservoir. Additionally, by using produced water in our waterflood operations, we have increased the amount of water we recycle, thereby reducing both the need to withdraw additional freshwater and also reducing our disposal volumes. Driven by the success of these initiatives, we have developed two corporate water targets to build upon the strength of our existing water management and performance. We are on track to realize our water reduction targets in southeast Saskatchewan and have set up a robust framework to successfully execute on our strategic water management plans across our entire organization.

Note:

(1)	Based on our 2020 baseline.

Land

Crescent Point is committed to reducing its environmental footprint and mitigating the potential impacts of its operations on local ecologies. We take into consideration landscape factors at the earliest stages of our development planning and work to include protections for surrounding wildlife and native species in such planning.

Our oil and gas operations are highly regulated to minimize the potential impact on biodiversity, ecosystems and surrounding land. We strive to meet or exceed all applicable environmental regulations and guidelines where we operate.

These regulations provide guidance on a variety of concerns including, but not limited to, environmental protection, bodies of water and wetlands, historical resources, species at risk and migratory birds. Prior to development, we assess all of our operating sites for biodiversity risks and focus our efforts on avoiding, mitigating and monitoring any impacts on the land and wildlife throughout the development life cycle of a site.

Similarly, our proactive approach to asset retirement helps ensure local landscapes are returned to their pre-disturbance state. Once our assets have reached the end of their useful life, we develop detailed remediation and reclamation plans to safely decommission our wells and facilities and ensure the continued protection of surrounding communities and wildlife. As part of our commitment to proactively addressing our end-of-life obligations, we are pleased to report the significant progress we have made in working towards our target of reducing our corporate inactive well count by 30% by 2031. In 2023, we safely decommissioned 275 wells, bringing our total for the last five years to more than 1,600 wells. By taking care of our assets, from initial production to retirement, we ensure we develop our resources the right way.

Asset Integrity

Our asset integrity program is a key pillar we use to protect the air, land and water. We recognize that our responsibility to ensure the safe transportation of our products extends beyond our lease lines and we have taken proactive steps to mitigate the risk of spills while also ensuring we are prepared should an incident occur. Our work involves completing detailed analysis of all our valves, tanks, flow lines, pipelines and facility infrastructure and using this analysis to develop risk indicators that guide our approach. By prioritizing our efforts based on risk, we can mitigate both the potential and magnitude of an incident. This approach also better positions us to react in real-time should an incident occur. Through our early investment in remote well monitoring, shut-off valve controls and spill response equipment and technology, we have gained valuable insight into how to improve our operations and have increased the ability of our field teams to assist in developing preventative measures to reduce asset integrity risk.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 45

Stakeholder Engagement

As a company, we understand the importance of being a responsible energy producer and living up to the standards and expectations of our stakeholders. By actively engaging with shareholders, communities, regulators, landowners, employees and Indigenous communities, we are better able to inform how we conduct our operations and focus our efforts on achieving mutually beneficial outcomes. Our ongoing engagement also helps us overcome challenges and enables us to continue to foster positive relationships and impacts across our stakeholder network.

We have consistently relied on our materiality assessment conducted in 2021 to guide our ESG-related initiatives and disclosures. The findings of this assessment, which identified the most crucial issues for both our stakeholders and business, have played a pivotal role in shaping our strategic approach. Looking ahead, we plan to conduct another materiality assessment in 2024 to evaluate our progress in managing stakeholder priorities to determine if their priorities have changed.

Engaging with Shareholders

Throughout the past year, we worked hard to engage with our shareholders and provide them with greater insight into our business. We promoted our strong governance practices through an ESG roadshow led by our Board Chair, Ms. Munroe, and Chair of the CG&N Committee, Mr. Craddock. We also increased our shareholder engagement through the timely issuance of press releases addressing our strategy, quarterly performance and our response to market conditions. These outreach initiatives highlight our commitment to engage shareholders in our business and promote our value proposition to current and prospective shareholders.

In 2023, management actively enhanced its engagement with shareholders to gain their feedback and perspectives. We conducted approximately 180 investor meetings, attended 25 conferences, held approximately 90 meetings with analysts and hosted six conference calls. Through these outreach activities, we gathered valuable feedback from shareholders and fostered greater investor confidence in the outlook of our business.

For additional information such as conference call replays, investor presentations, financial reports, annual information forms, Board and committee mandates, and shareholder meeting voting results, please visit the company’s website. Paper copies are also available upon request.

The Investor Relations team can be contacted directly at 1-855-767-6923, investor@crescentpointenergy.com or by mail at Suite 2000, 585 8 Avenue SW, Calgary, Alberta T2P 1G1.

Engaging with Community Partners

Our community investment program is just one way we create a long-lasting, positive impact in the communities where we operate. Our dedicated funding of education, health, safety and environment, and community infrastructure ensures that our communities thrive. Since inception, Crescent Point has committed approximately $41 million and countless volunteer hours to various organizations across our operating areas.

2023 Community Investment Highlights:

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 46

Engaging with Indigenous Groups

Crescent Point recognizes the importance of creating long-term, respectful relationships with Indigenous Peoples that are built on trust and mutual understanding. We accomplish this through proactive and transparent communication by both our Land and Indigenous Relations employees who actively seek out engagement with Indigenous groups to inform, guide and support our operations. We recognize that Indigenous Peoples often have profound connections to the land and that these connections form part of their physical, spiritual, cultural and economic well-being.

We value the input and engagement of our Indigenous communities in sharing traditional knowledge relating to our operating areas, identifying cultural and environmentally sensitive areas and working together to develop opportunities for economic and social progress.

As a company, we are committed to ensuring that Indigenous perspectives, knowledge and traditions are considered throughout our resource development project stages wherever the company’s operations may impact Indigenous communities and traditional territories. The company strives to build positive relationships through meaningful consultation, equitable access to employment and education and ensuring that Indigenous communities benefit from our resource development activities. This includes our commitment to working closely with Indigenous communities to identify opportunities for Indigenous-owned businesses, as well as suppliers and contractors.

Our Indigenous Relations Guiding Principles outline our commitment to build and maintain positive relationships through meaningful consultation, equitable access to employment and education, and ensuring Indigenous communities benefit from resource development. These guiding principles outline our basic commitments as we strive to create and maintain long-term, respectful relationships with Indigenous Peoples, built on trust, respect and mutual understanding:

•	support the social, economic and environmental well-being of our Indigenous partners;

•	utilize local traditional knowledge in our development planning;

•	utilize local Indigenous skilled labour, suppliers and services where feasible;

•	protect and avoid areas of cultural and/or environmental significance; and

•	foster a corporate culture of awareness and understanding of Indigenous perspectives.

Engaging with Employees

“Bringing Energy To Our World – The Right Way” goes beyond energy production; it includes leveraging our employees’ passion and expertise to drive innovation and continuous improvement. Our people drive our success; leading us to understand what motivates and retains them and help ensure we understand and enhance their experience.

In 2023, we took steps to gauge employee sentiment through our annual employee engagement survey. We obtained valuable insights into sustainable engagement, boasting a remarkable engagement score of 88 percent, 7 percent above industry norm, and a 96 percent voluntary participation rate. We took proactive measures to support the mental health and well-being of our employees, including implementing action plans to address areas for improvement identified in the survey.

Our commitment to continuous employee engagement includes weekly emails from our CEO highlighting company and industry news, offering commentary on current affairs, financial and operational performance and market sentiment. Quarterly town halls provide opportunities for open dialogue, and a dedicated anonymous email address allows employees to directly ask our CEO questions, fostering a culture of transparency and accessibility.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 47

Employee development and training remains a crucial component of our People Strategy. In 2023, we provided Franklin Covey access to over 130 leaders and individual contributors, allowing for on-demand learning opportunities. We continued offering the SAGA Wisdom platform, completing over 550 training hours across the organization. Furthermore, we conducted The 6 Critical Practices for Leading a Team training for front-line field leadership to enhance leadership capabilities and team effectiveness.

We’re committed to fostering a culture of collaboration, agility, results and ethics. In 2023, we advanced our inclusion and diversity initiatives, providing women networking opportunities through our Women’s Leader Network, and implementing a mandatory inclusion course for leaders through Franklin Covey to promote diverse thinking and understanding. We also expanded our campus recruitment strategy to attract diverse talent nationwide.

Engaging with Suppliers and Contractors

At Crescent Point, we take a full cycle view of our operations and understand that strong engagement with suppliers and contractors is essential to our overall success. We have a robust vendor pre-qualification program and Corporate Sourcing and Procurement Policy and Procedure that are designed to provide insight into the operating practices, values and commitments of our suppliers and contractors. To ensure our operations have a positive impact across our value chain, we regularly engage with our suppliers and contractors to understand their perspectives and convey our expectations in relation to safety, inclusion and diversity, and responsible business practices. We believe that this engagement helps align our supply chain to our values and reinforces our commitment to creating lasting benefits.

Through our active outreach with contractors and service companies we have made clear our commitment to safe and responsible operations. We have promoted our proactive approach to risk management and encouraged our suppliers and contractors to join our efforts in identifying hazards, managing potential exposures and uncovering positive safety observations to prevent incidents. Our routine safety stand-downs within our field operations help prioritize safety above all else and drive engagement from those working on our behalf. We do all of this because we know our responsibilities extend beyond our own employee base and include all aspects of our business. Leading by example, we set a high standard of excellence and ensure the continued health and safety of our stakeholders.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 48

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

This Executive Compensation Discussion and Analysis (“CD&A”) describes our 2023 corporate performance, governance practices, compensation philosophy, annual compensation process, scorecard results, compensation decisions resulting from performance achievements and Named Executive Officer (“NEO”) compensation for the year ended December 31, 2023. You can find detailed information on the following pages:

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 49

2023 Corporate Performance

When determining executive compensation levels, the HRC Committee and Board consider incentive plan achievement, the company’s overall performance and the individual performance of each executive.

In 2023, Crescent Point’s management team successfully advanced the Company’s strategic portfolio transformation through the disciplined execution of its acquisitions and non-core asset dispositions strategy. These acquisitions were accretive to the Company’s per share metrics and further strengthened Crescent Point’s sustainability and long-term outlook. The Company’s go forward priorities are operational execution, further strengthening its balance sheet and increasing return of capital.

A detailed summary of our key achievements during the year appears below.

Strategy

•	Successfully advanced portfolio transformation through two strategic acquisitions in the Alberta Montney, thereby building the seventh largest oil and gas company in Canada based on volume, a company that now has significant premium drilling inventory.

•	Streamlined portfolio with a focus on the Alberta Montney and Kaybob Duvernay, with complementary low-decline assets in Saskatchewan.

•	Entered into agreements to divest certain non-core assets, including North Dakota, Swan Hills and Turner Valley, using the proceeds from disposition to strengthen the balance sheet.

•	Returned approximately $600 million to shareholders through dividends and share repurchases, representing approximately 60 percent of excess cash flow.

•	Improved the company’s five-year outlook such that it is now expected to generate excess cash flow per share growth of 10 percent on a compound annual basis, or 15 percent including share repurchases.

Note: Excess cash flow per share is a specified financial measure – refer to ‘Specified Financial Measures’ on page 78.

Balance Sheet Strength and Disciplined Capital Allocation

•	Continued strong operational execution and capital discipline resulted in $980 million of excess cash flow for the year.

•	Directed 40 percent of excess cash flow generation toward reducing net debt, demonstrating, in tandem with applying proceeds from dispositions to reduce net debt, a continued focus on strengthening the Company’s balance sheet.

•	Maintained strong financial position through strategic portfolio transformation.

•	Added hedges for 2024 and beyond in a disciplined manner to protect the balance sheet, with 2024 hedges now totaling approximately 45 percent for oil and liquids and over 30 percent for natural gas.

•	Implemented natural gas sales diversification strategy.

Note: Excess cash flow, total return of capital, and net debt are specified financial measures – refer to ‘Specified Financial Measures’ on page 78.

Operational Execution

•	Successfully executed 2023 capital development program with both capital expenditures and production in-line with guidance.

•	Generated a strong recycle ratio of 2.5 times on Proved plus Probable (“2P”) Finding, development and acquisition costs (“FD&A”), including changes in future development capital, and replaced over 900 percent of annual production on a 2P basis, or 150 percent organically.

•	Continued to achieve operational outperformance, primarily from the Kaybob Duvernay play.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 50

•	Mitigated production impact from the Alberta wildfires in 2023.

•	Improved asset level returns across the portfolio, including enhanced productivity through drilling and completion optimization in the Kaybob Duvernay and Alberta Montney resource plays.

•	Drilled several open hole multi-lateral wells in Viewfield Bakken, building on the trial success achieved in 2022, with results exceeding expectations.

•	Leveraged supply chain capabilities, secured resources and identified internal efficiencies to completely mitigate potential inflationary risks to cost structure.

•	Achieved a production decline rate of approximately 15 percent in the Company’s Saskatchewan assets, driven by the continued advancement of decline mitigation programs, including the conversion of approximately 100 producing wells to injection wells.

Note: Recycle ratio is a specified financial measure – refer to ‘Specified Financial Measures’ on page 78.

Environment, Social and Governance Performance

•	Continued strong safety performance driven by a strong safety culture that increased emphasis on proactive leading safety indicators and low serious injury frequency across the company, resulting in achieving our best safety score on record for another consecutive year.

•	Ensured the safety of our staff, the community, environment and our assets by temporarily shutting in production in response to the Alberta wildfires.

•	Released the company’s fifth annual Sustainability Report and climate risk reporting in line with TCFD guidelines and set new targets relating to safety and Indigenous engagement.

•	Remained on track to meet or exceed each of our environmental goals, including achieving a scope 1 and 2 emissions intensity of 0.020 tCO2e/boe by 2030, reducing inactive well inventory by 30 percent by 2031 and lowering surface freshwater use by 50 percent in southeast Saskatchewan by 2025.

•	Continued our commitment to responsible ESG practices, resulting in the company maintaining a “AA” rating from Morgan Stanley Capital International (“MSCI”).

Stakeholder Engagement

•	Discussed various topics including corporate strategy, capital allocation, asset portfolio, financial results and the industry outlook at investor meetings, investor conferences, during conference calls with the investment community and at a Kaybob Duvernay Analyst Teach-In.

•	Completed a governance roadshow targeted at shareholders representing, in aggregate, over 25 percent of the outstanding common shares. The roadshow was led by the company’s Board Chair, Ms. Munroe, and the Chair of the CG&N Committee, Mr. Craddock, and was conducted as part of the company’s ongoing shareholder outreach efforts.

•	Volunteered more than 3,400 hours in 2023 to support local organizations and donated approximately $2.5 million to local charitable organizations and community groups.

Indigenous Engagement

•	Implemented Indigenous awareness training as a new ESG target to provide support for Crescent Point’s executive team, staff and Board of Directors. The Company initiated such training in 2023 and remains on track to achieve this goal before year-end 2024.

•	Provided additional assistance and support to the Indigenous communities impacted by the Alberta wildfires beyond the company’s regular dedicated Indigenous community investment spend.

•	Strong Indigenous engagement in field operations and procurement that led to strategic-level agreements and partnerships with Indigenous businesses.

•	Dedicated scholarship funding to support Indigenous students in post-secondary education and skills training.

Employee Engagement

•	Continued strong sustainable employee engagement as shown through our annual engagement survey. Ninety-six percent of employees voluntarily participated achieving an engagement score of 88 percent which reflects significant outperformance compared to industry average score of 81 percent.

•	Held six company-wide town halls for employees, which each included dedicated question and answer sessions to inform and engage employees.

See the ‘Short-Term Incentive Plan’ and ‘Long-Term Incentives’ sections on pages 62 and 66 of this information circular for details on our scorecard metrics and evaluation.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 51

Executive Compensation Governance

Executive compensation is a key component of our corporate governance practice. The HRC Committee ensures our executive compensation plan is based on sound decision-making processes, is competitive, incentivizes financial, operational and strategic performance, drives shareholder value creation and attracts, retains and motivates talent. We remain committed to actively soliciting shareholder feedback on our approach to compensation and ensuring our executive compensation design links pay outcomes to the execution of our business strategy and creation of shareholder value.

Our Plan Includes and Incorporates:

Pay for Performance

✓	Pay for performance - 85% of CEO and 78% on average, of other NEO compensation is performance based.
✓	Strategically aligned incentive metrics and goals that include ESG metrics.
✓	Benchmarking of compensation and corporate performance to a peer group comprised of size appropriate and industry relevant peers; our peer selection criteria are reviewed annually.
✓	Comprehensive annual compensation review process.
✓	Benefits and perquisites are market competitive and represent a small part of compensation and the company does not have a pension plan.

Alignment with Shareholder Interests

✓	Shareholder feedback is proactively sought annually.
✓	Officer share ownership requirements.
✓	Shareholder approval required for material RSBP or Stock Option Plan amendments.
✓	Board discretion over all compensation matters.
✓	Independent advice from external consultants.

Adherence to Leading Governance Practice

✓	Clawback policy applies to all executives and all incentive compensation awarded.
✓	Anti-hedging policy prohibits hedging share-based compensation.
✓	Executive employment agreements aligned with the market norm.
✓	Double-trigger provisions applicable in the event of a change of control.
✓	Compensation for dividends on PSUs and RSUs are not paid prior to vest.
✓	Our plan does not offer tax gross-ups.

Compensation Risk Management

Our compensation framework includes practices and policies designed to prevent inappropriate or excessive risk-taking as described below:

Practices

Benchmarking: We use industry data to understand market practices and assess the competitiveness and appropriateness of our compensation plan.

Financial oversight: We encourage joint committee membership on the Audit and HRC Committee to ensure that, in assessing compensation, the members of the HRC Committee understand the risks associated with our business.

Focus on long-term performance: The proportion and nature of our share-based compensation incentivizes our team to create long-term shareholder value. Annual share-based awards, with overlapping vesting periods, ensure that management has exposure to the long-term risks of their decisions.

Formal review and decision-making process: We follow a consistent annual compensation review process that includes regular and, where required or beneficial, ad-hoc HRC Committee meetings. The HRC Committee reviews, and the Board approves, all elements of executive compensation. The Audit Committee oversees the integrity of financial performance results that influence incentive pay. The HRC Committee reviews and recommends to the Board for approval the final assessment of non-financial performance used in determining final incentive compensation payments under the STI and PSU Plans.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 52

Independent advice: We use external advisors, including compensation consultants and other experts, as required to ensure our compensation practices and policies are in line with market practices.

Policies

Anti-corruption and prevention of bribery policy: We prohibit our employees from directly or indirectly giving, offering or agreeing to give or offer any form of advantage or benefit to a foreign or domestic official to obtain an advantage in the course of business.

Anti-hedging policy: We prohibit our officers and directors from participating in speculative activity intended to offset a decrease in the market value of our common shares.

Clawback policy: Crescent Point can recover compensation in certain circumstances, including but not limited to, where fraud, willful misconduct or breach of fiduciary duty have occurred. The policy fully complies with applicable SEC requirements.

Enterprise risk management: ‘Managing Risk’ is a key component of our business strategy, and we have a strong enterprise risk management framework and policies that protect all facets of our business, including compensation.

The HRC Committee and Board have reviewed our executive compensation framework for risk and have not identified any policies, practices, plans or conditions that are reasonably likely to have a material adverse effect on our business. The Board retains the ability to apply discretion to amend the compensation plan and/or to adjust awards to ensure alignment with individual and corporate performance, shareholder experience and the level of risk taken to achieve results.

Clawback Policy

Our Clawback Policy is designed to encourage long-term sustainable performance and discourage our employees and directors from taking unnecessary or inappropriate risks or engage in behaviour that would adversely affect Crescent Point or its business. In 2023, we amended our Clawback Policy to ensure it remains in compliance with SEC requirements, including the clawback of erroneously awarded compensation following an accounting restatement.

Our policy also retains a clawback trigger in the event the Board determines that an employee or director engaged in conduct that is detrimental to Crescent Point.

The following table summarizes the behaviours and events that trigger the Policy and the applicable remedies if the Policy is triggered.

Trigger for Clawback	Applicable Compensation	Applicable Population
Compensation subject to recovery under any law, government regulation, order or stock exchange listing requirement(1).	Any deductions and clawback (recovery) as may be required to be made pursuant to law, government regulation, order, stock exchange listing requirement or any policy of Crescent Point adopted pursuant thereto.	All employees and directors
Board determines, acting reasonably, that an employee or director has engaged in conduct that is sufficiently detrimental(2) to Crescent Point (either during or after employment with, or service to, Crescent Point).	Board may terminate any incentive compensation payable to the employee or director that has not yet vested or that has not yet been paid. This compensation includes salary, bonuses, PSUs, RSUs, DSUs and Stock Options.	All employees and directors
An accounting restatement due to the material noncompliance of Crescent Point with any financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.	The company must recover, reasonably promptly, the amount of any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure, previously received that exceeds the amount that otherwise would have been received had it been determined based on the restated amounts in such accounting restatement.	Executive Officers (3)

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 53

Notes:

(1)	The types of behaviour caught by this provision include, but are not limited to, misconduct by an executive that contributes to Crescent Point having to restate all or a significant portion of its financial statements or the disclosure of material inaccurate financial information.
(2)	Detrimental conduct includes, but is not limited to: participating in transactions involving the company and its clients which were underway, contemplated or under consideration at the time of termination; solicitation of clients or employees; disclosing confidential information; making inappropriate or defamatory comments about Crescent Point; or breaching any material provisions of Crescent Point’s internal policies, including its Code. Other types of behaviour that could reasonably be expected to be considered “sufficiently detrimental” include fraud, willful misconduct and breach of fiduciary duty.
(3)	The Clawback Policy defines “Executive Officers” to mean the company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the company. An executive officer of the company’s subsidiary is deemed an “Executive Officer” if the executive officer performs such policy making functions for the company.

Retirement Vesting Program

Under the company’s Retirement Vesting Program, executives are eligible to participate in the Program if, at the time of providing Retirement Notice: (i) in the case of the CEO or the COO, the executive is 50 years of age or older, with a combined age and years of services exceeding 65; or (ii) in the case of the other executives (being CFO or others holding the title of Senior Vice President or Vice President), the executive is 55 years of age or older, with a combined age and years of services exceeding 65. To participate in the Retirement Vesting Program, executives must: (i) provide at least six months’ advance notice of retirement in the case of CEO, CFO and COO and at least three months advance notice in the case of other executives; and (ii) agree to standard confidentiality, non-competition and non-solicitation restrictions for one year post-retirement. Notwithstanding the foregoing, the Board reserves the authority and discretion to, at any time, amend, suspend or terminate the Retirement Vesting Program, including the terms and conditions for eligibility.

Under the program qualifying retiring executives are eligible for the following benefits, subject to proration as discussed below:

RSUs	Outstanding RSUs will continue to vest in accordance with their original terms and be governed under the terms of the RSBP Plan.
PSUs	All outstanding PSUs will continue to vest on the normal vesting schedule following the retirement date and be governed under the terms of the PSU Plan.
Stock Options	Stock Options will continue to vest and will expire in accordance with their original terms and be governed by the Stock Option Plan.

No LTI awards will be granted during an executive’s Retirement Notice period. Any awards granted prior to the Notice Period, in the year of the Executive’s retirement will be prorated to reflect the portion of the retirement year that the executive worked.

Burn Rate

The Board is committed to actively managing its burn rate and subsequent dilution. The following table shows the trend in our burn rate over each of the past three years along with the average burn rate over this time. Burn rate is measured as the number of RSUs or Options granted during the applicable fiscal year as a percentage of the weighted average number of securities outstanding for the applicable fiscal year.

	2021	2022	2023	Average
RSUs Granted	1,230,133	710,819	718,566	886,506
Burn rate - RSBP	0.2%	0.1%	0.1%	0.2%
	2021	2022	2023	Average
Stock Options Granted(1)	534,264	–	–	178,088
Burn rate - Stock Options	0.1%	0.0%	0.0%	0.0%

Note:

(1)	Options ceased being granted under our Stock Option plan effective January 1, 2022.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 54

Approach to Executive Compensation

The following section describes our approach to executive compensation including our philosophy, review process, approach to market benchmarking, the components of our compensation program and how the Board exercises discretion in compensation matters.

Compensation Philosophy

The foundation of our compensation design is to align pay with performance. Our compensation programs are designed to link executive compensation outcomes with the execution of our business strategy and to align our approach with shareholder interests. To achieve this balance, our compensation plan is designed to meet the following objectives:

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 55

Annual Compensation Review Process

Our annual compensation review process involves our management, the HRC Committee and external compensation advisors, as needed, with ultimate decision-making resting with the Board. Our annual compensation review process follows these steps:

Establish corporate performance metrics and goals

In the first quarter of each year, management recommends to the HRC Committee for its review and further recommendation to the Board for approval:

•    Corporate STIP scorecard detailing performance targets for the year;

•    CEO goals and objectives for the year; and

•    PSU scorecard metrics for the applicable three-year term, including the relative total shareholder return (“TSR”) performance peer group.

Review market competitiveness, plan design and governance practices

During the second and third quarter, the HRC Committee:

•    Establishes and recommends to the Board for approval an executive compensation peer group used to evaluate the market competitiveness of compensation decisions and outcomes;

•    Conducts a market competitiveness review of total compensation; and

•    Reviews the compensation plan design and governance practices, taking into consideration shareholder feedback.

Develop recommendations

In the fourth quarter, based on its review, management makes recommendations to the HRC Committee for consideration. The HRC Committee approves and makes recommendations to the Board for approval, including:

•    Compensation plan design and/or governance changes;

•    Changes to annual target compensation, pay mix and/or LTI mix; and

•    Testing proposed changes under various scenarios.

Determine compensation

In the fourth quarter, the CEO makes recommendations to the HRC Committee on each component of NEO compensation, except his own, considering the NEO’s role, experience, performance and peer market data. The HRC Committee recommends to the Board, CEO and NEO compensation decisions, including salary, individual STIP outcomes and annual LTI awards.

Assess corporate performance

On a quarterly basis, management reviews the corporate STIP scorecard with the HRC Committee to discuss and align on progress relative to annual goals and expectations. Following the end of each performance year, management analyzes corporate STIP achievement and PSU metric achievement against the approved goals and targets and presents the results to the HRC Committee for review and recommendation to the Board for approval. In its review, the HRC Committee:

•    Reviews management’s analysis, considers market conditions, and internal and external factors; and

•    Approves and recommends to the Board for approval the STIP and PSU achievement multipliers.

Finalize total compensation

The HRC Committee presents its recommendations to the Board for approval. Final approval rests with the Board, and the Board may apply informed judgment to make adjustments where it deems appropriate as compensation outcomes are finalized.

Management

Management regularly monitors governance and industry trends, conducts market analysis and benchmarking, proposes amendments to compensation plans and practices, sets corporate goals and metrics that align with our corporate strategy, sets and evaluates individual executive goals and makes compensation recommendations to the HRC Committee for consideration and approval.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 56

Human Resources and Compensation Committee

The HRC Committee oversees compensation philosophy, policies and practices for all executive and employees, and considers any related risks. It also stays informed on industry compensation practices and ensures the company follows sound compensation governance practices, including engaging with shareholders on compensation matters when appropriate. The HRC Committee acts in an advisory capacity to the Board by reviewing management proposals prior to making recommendations to the Board for approvals relating to CEO and NEO compensation, share ownership requirements, equity incentive plan adoption and terms and conditions, and the aggregate employee compensation budget. The Board is responsible for CEO performance evaluation; such evaluation is led by the Chair of the Board in conjunction with the Chair of the HRC Committee. The HRC Committee oversees and advises the Board on succession planning, approves employment contracts reflecting Board approved terms, reviews share ownership requirements, reviews compensation levels and components, and approves termination settlements, where such settlement payments are in line with the terms of existing employment agreements and the company’s incentive plan terms.

Board

The Board, based on recommendations from the HRC Committee, is responsible for approving CEO and NEO compensation and approving the compensation philosophy of Crescent Point. The Board also oversees the risks associated with our compensation policies and practices. The Board is responsible for regularly monitoring the CEO’s performance against predetermined corporate objectives.

Shareholder Engagement on Executive Compensation

We value the opinion of our shareholders. Each year, we seek feedback from shareholders on executive compensation, strategy and other key corporate governance topics. Through our annual engagement process, which is led by the Board Chair and involves various directors, we targeted shareholders representing, in aggregate, over 25% of Crescent Point’s issued and outstanding shares. We value the insights gained through this process, and feedback from these meetings has been incorporated throughout our compensation and governance practices. We are committed to continuing this annual dialogue with our shareholders.

External Compensation Consultants

In 2023, the HRC Committee continued its engagement of Meridian Compensation partners, Inc. (“Meridian”) as the committee’s independent compensation consultant, serving both the Board and management of Crescent Point. Meridian provides peer and industry guidance on director, executive and employee compensation, including plan design, benchmarking and peer group selection. Meridian provides feedback on pay practices, polices and market trends, and advises on investor views on executive and Board compensation from the perspective of shareholders and other influential stakeholders.

The fees paid to Hugessen Consulting Inc. (“Hugessen”) noted below are for the 2022 year and relate to advice on meeting content, executive compensation benchmarking and disclosure review. Hugessen concluded its consulting services with the HRC Committee in 2022.

Crescent Point participated in and used the results of the Mercer Total Compensation Survey, administered by Mercer (Canada) Limited, and utilized Towers Watson Canada Inc. related to the execution of our employee engagement surveys in 2022 and 2023.

A summary of compensation consultant fees paid in 2022 and 2023 is outlined below.

Executive Compensation Related Fees	2022 ($)	2023 ($)
Hugessen Consulting Inc.	18,031	–
Meridian Compensation Partners, Inc.	78,954	104,670
All Other Fees
Mercer (Canada) Limited, Towers Watson Canada Inc.	42,656	48,090

Benchmarking

We benchmark our compensation and corporate performance against our industry peers. Each year, management and the HRC Committee analyze the relevant characteristics of our industry peers to identify separate peer groups for benchmarking executive compensation and for evaluating corporate performance. Below, we outline the approach the HRC Committee and management took to select each of the 2023 peer groups.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 57

Executive Compensation Peer Group

We review our executive compensation peer group annually and use it to benchmark target compensation, pay mix and plan features to ensure we offer a market competitive pay package for executives. We measure target compensation against size-appropriate energy industry companies with which we compete for executive talent. The HRC Committee uses the following systematic and objective approach to establish the executive compensation peer group:

•	evaluate North American publicly traded energy companies with a preference to E&P companies;

•	higher consideration for peers of our current peers and proxy advisor identified peers;

•	include companies with which we compete for executive talent, which expands the peer group to include some non-E&P companies; and

•	position Crescent Point near the median of the peer group in terms of market capitalization, revenue and production.

By applying this approach, the resulting peer group was comprised of the 12 companies noted below. Through our 2023 peer group review process, we added Civitas Resources Inc. and removed PrairieSky Royalty Ltd. PDC Energy Inc. was also removed because it was acquired by Chevron Corp.

2023 Executive Compensation Peer Group
ARC Resources Ltd.	MEG Energy Corp.
Baytex Energy Corp.	Murphy Oil Corp.
Civitas Resources Inc.	Parex Resources Inc.
Enerplus Corp.	Tourmaline Oil Corp.
Gibson Energy Inc.	Vermilion Energy Inc.
Keyera Corp.	Whitecap Resources Inc.

PSU Peer Group

We select a PSU peer group to evaluate our relative TSR performance. The HRC Committee selects the companies that comprise the PSU peer group based on those entities whose share price performance is strongly correlated with Crescent Point’s share price performance. Companies with well-correlated share price movements have prices that react similarly to macro-level capital market events. The HRC Committee takes this approach because differences between the company’s share performance and the performance of a well-correlated peer company are more likely driven by company-specific factors, not broader capital market events. Based on this method, the following criteria were used to select the 2023 PSU peers:

•	North American publicly listed energy sector companies (excluding services, infrastructure and drilling companies);

•	market capitalization within a targeted range, based on 6-month trailing average market capitalization calculation;

•	three-year minimum correlation score; and

•	minimum production volume liquids weighting requirement.

Our PSU peer group for our 2023 PSU grants is comprised of 35 Canadian and US exploration and production companies or integrated oil and gas companies, including 9 of our 12 executive compensation peers. See ‘Appendix F: PSU Peer Group’ on page 93 of this information circular for a complete list of our PSU peer companies.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 58

Compensation Components

We selected the components that comprise the pay mix for our NEOs to ensure our approach is consistent with the objectives of our compensation philosophy.

The following fixed and variable components make up the total compensation package for our NEOs and the objectives each component serves in achieving our compensation goals are also summarized in the following table.

Type	Component(1)	Objective	Time frame	Description
Fixed (not at-risk)	Salary	Market competitive fixed compensation for performing day-to-day responsibilities	Ongoing	• Fixed compensation based on role, skills and responsibility • Benchmarked against peer market data • Reviewed annually
Variable (at-risk)	STIP	Reward based on annual corporate and individual performance	1 Year	• Annual cash award • Based on STIP scorecard and individual achievement • Payout range 0 - 200% of target
	RSUs	Align compensation with medium-term corporate performance and shareholder interest	3 Years	• Annual grant • Vest in thirds over three years (ratable vesting) • May be settled in cash or shares
	PSUs	Align compensation with long-term corporate performance and shareholder interest	3 Years

•  Annual grant

•  Vests after three years (cliff vesting)

•  Realized value is based on common share price at time of vest, accrued dividends and corporate performance over the three-year performance period, measured by the corporate performance multiplier (0 - 2.0x)

Other Compensation	Benefits	Market competitive benefits

•  Extended health and dental, group life, accidental death and dismemberment, critical illness and disability insurance

•  Non-taxable health spending account and taxable personal wellness spending account

•  Retirement savings plan of up to 10% of salary (3% plus matching up to an additional 7%)

•  Executive medical

•  Limited perquisites (e.g., parking)

•  We do not have a pension plan

Note:

(1)	Stock Options were discontinued as part of employee and executive compensation effective 2022. Outstanding options under the program will continue to vest based on the terms of the original grants.

Board Discretion

The Board retains discretion over all compensation matters. This includes when to exercise discretion to ensure executive compensation levels are consistent with our compensation philosophy, to properly reflect corporate performance and market conditions and to align with the shareholder experience.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 59

CEO Awarded and Realized Compensation

Crescent Point is committed to ensuring strong governance practices are applied when compensation decisions are made. Our CEO awarded and realized compensation is evaluated annually relative to our current peer group, ensuring compensation decisions are aligned with corporate performance and the experience of our shareholders.

As peer results from the 2023 fiscal year for our 2023 peer group are not yet available, they have been excluded from our analysis.

Awarded Compensation

When making compensation decisions, the Board considers compensation award value compared to TSR performance and executive compensation peer companies. The below graph compares Crescent Point’s CEO three-year average awarded compensation ending in 2022, with our peers’ CEO average three-year awarded compensation reported for the same period. Awarded compensation includes the value of salary and STIP awarded for the year, plus the value of long-term incentives granted in the year. Crescent Point’s positioning illustrates alignment between CEO awarded pay and TSR performance over the 2020 to 2022 time frame.

Notes:

(1)	U.S. peer data is reflected in U.S. dollars; no exchange rate has been applied.
(2)	Peer data for 2023 is not available therefore the three-year average data ending in 2022 was used.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 60

Realized Compensation

The Board is committed to maintaining a strong link between executive compensation and corporate performance. Looking back on compensation outcomes compared to TSR performance and executive compensation peer companies is one way the Board reviews the effectiveness of its compensation decisions. Due to the significant impact share price has on realized compensation, the graph below compares Crescent Point’s CEO three-year average realized compensation with our peers’ CEO three-year average realized compensation over the same period, ending in 2022. Realized compensation includes the value of salary and STIP awarded for the year, plus the value of long-term incentives vested in the year. TSR performance time frame is aligned with the compensation period, ending in 2022.

Notes:
(1)	U.S. peer data is reflected in U.S. dollars; no exchange rate has been applied.
(2)	Peer data for 2023 is not available therefore the three-year average data ending in 2022 was used.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 61

2023 Compensation

The HRC Committee and Board are committed to ensuring our compensation programs fully align with our pay for performance philosophy. We achieve this by having our total target compensation reflect our business strategy, and deliver rewards based on corporate performance and shareholder experience. In 2023, the HRC Committee and Board continued to enhance our compensation practices by strengthening the alignment between corporate performance and pay.

Named Executive Officers

The following sections describe the executive compensation decisions approved by the Board during 2023 for our NEOs who, as at December 31, 2023, were:

Mr. Craig Bryksa, President and Chief Executive Officer

Mr. Ken Lamont, Chief Financial Officer

Mr. Ryan Gritzfeldt, Chief Operating Officer

Mr. Mark Eade, Senior Vice President, General Counsel and Corporate Secretary

Mr. Garret Holt, Senior Vice President, Strategy and Planning

See the ‘NEO Compensation Tables’ section on page 72 of this information circular for further information on our 2023 NEO compensation.

Compensation Program Improvements

The HRC Committee is committed to ensuring executive compensation aligns with performance, business strategy and our stakeholders’ interests, including our shareholders. Each year, the HRC Committee reviews, and where necessary, revises the company’s compensation design to ensure the design supports these objectives. The Board approved the following changes to our NEO compensation plan design in 2023:

✓	Updated CEO LTI pay mix, increasing the PSU portion of his LTI from 60% to 70% to further increase pay for performance.

✓	Revised the PSU Plan to change the payout of divided equivalent amounts accumulated under the plan from cash to reinvestment in additional PSUs for awards granted after January 1, 2023, increasing alignment with pay for performance model.

✓	Clawback Policy was amended to comply with the SEC rules that require the clawback of erroneously awarded compensation following an accounting restatement.

Total Direct Compensation

The HRC Committee benchmarks each element of NEO pay, total direct compensation and pay mix against the executive compensation peer group. Pay at-risk comprised 85% of CEO pay, and 78% of NEO pay on average for 2023. Our pay for performance philosophy ensures a significant portion of pay is linked to corporate, individual and share price performance.

Salary

Salaries are reviewed annually, and any changes are determined considering the executive’s role, responsibilities, experience, performance and peer group market data.

Short-Term Incentive Plan

The STIP is an annual cash award designed to motivate and reward employees for achieving strategically aligned metrics and goals set early in the year.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 62

STIP Process

The HRC Committee, Board and management complete an annual goal setting process where goals are aligned with the achievement of the corporate strategy for the year. Individual objectives, in support of corporate goals, are also set at the beginning of the year. Management reviews progress towards goals quarterly with the HRC Committee and Board. At the end of the year, the HRC Committee and management review Crescent Point’s performance against the predetermined goals to determine annual corporate and individual performance. The HRC Committee then recommends final achievement results to the Board for approval.

Key Features

•	Benchmarked against executive compensation peer group on a target and total cash basis.

•	Two components: corporate and individual, each evaluated between 0 - 200% of target.

•	Corporate performance is measured against threshold, target and maximum performance goals.

•	Corporate weighting is increased with level of position.

The STIP target, payout range and weightings for the CEO and other NEOs are as follows:

Executive	STIP Target (% of Salary)	Range of Opportunity	Weighting
			Corporate	Individual
Craig Bryksa	125%	0 - 200% of target	80%	20%
Ken Lamont	100%		70%	30%
Ryan Gritzfeldt	100%		70%	30%
Mark Eade	80%		70%	30%
Garret Holt	80%		70%	30%

Final STIP payout is calculated using the following formula:

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 63

STIP Scorecard

The STIP scorecard evaluates annual corporate performance against the achievement of a combination of financial, operational, health and safety, environment, people, culture and stakeholder relations, and strategy goals. Each quantitative goal has a threshold, target and maximum performance requirement identified at the beginning of the annual performance period. Achievement must be above threshold to trigger payout for each goal. The STIP scorecard provides a 0 - 200% range of evaluation.

Highlights of the 2023 STIP scorecard design include:

✓	Focus on financial and operational goals with weighting at 55%.

✓	Weighting of ESG goals at 30%, including Health & Safety (10%), Environment (10%) and People, Culture and Stakeholder Relations (10%).

✓	People, Culture and Stakeholder Relations goals to enhance our focus on fostering positive relationships and engagement with Indigenous Peoples and our various stakeholders, including shareholders, employees, lenders, government and regulatory bodies, suppliers and contractors and the communities in which we operate.

✓	Strategic weighting (15%) to support the execution of short-term strategic initiatives, including the development and advancement of our portfolio strategy.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 64

STIP Achievement

The Board determined that the company’s 2023 corporate performance was above target, approving a corporate achievement multiplier of 161% based on the 2023 corporate scorecard metrics. The following table outlines the 2023 STIP scorecard and final achievements, as approved by the Board.

STIP Category	Weight	Threshold (50%)	Target (100%)	Maximum (200%)	Result	Payout Level(1)
Financial & Operational	55.0%					74.7%
Operating and G&A Costs	10.0%	$968.5	$945.8	$906.9	$941.2	10.8%
Production(2)	15.0%	154,977	156,977	160,977	159,411	23.0%
Debt-adjusted Excess Cashflow per Share	10.0%	$1.57	$1.67	$1.86	$1.79	13.2%
Deleverage balance sheet / debt target ($M)	10.0%	$4,620.3	$4,470.3	$3,070.3	$3,738.1	14.3%
PDP F&D(3)	10.0%	$27.90	$25.90	$21.90	$24.16	13.5%
Environmental, Social and Governance	30.0%					56.3%
Health & Safety	10.0%					20.0%
SIF (Serious Incident or Fatality Frequency)	2.0%	0.14	0.10	0.08	0.06	4.0%
LTIF (Lost Time Incident Frequency)	2.0%	0.10	0.07	0.06	0.04	4.0%
Incident investigations & remediation	2.0%	85%	90%	95%	97%	4.0%
Motor vehicle incidents	2.0%	0.32	0.24	0.18	0.18	4.0%
Safety observation frequency	2.0%	25	61	76	94.5	4.0%
Environment	10.0%					18.8%
Reduce spill count, >5m3	2.5%	33	25	19	22	3.8%
Reduce total volume of reportable spills (m3)	2.5%	1,295	858	644	492	5.0%
CO2 equivalent emissions intensity reduction	2.5%	1%	2%	3%	5%	5.0%
Pipeline failure frequency	2.5%	2.7	2.1	1.6	1.3	5.0%
People, Culture and Stakeholder Relations	10.0%					17.5%
Assessment of management’s active role in driving business results and progressing the strategy through the fostering of positive relationships and engagement with investors, lenders, suppliers, community stakeholders and employees.
Strategic	15.0%					30.0%
Assessment of management’s role in the execution of short-term strategic initiatives and advancement of our portfolio strategy.
STIP Achievement Level						161.0%

Notes:

(1)	Values may not add due to rounding.
(2)	Production achievement is calculated on the annual average boe per day.
(3)	PDP F&D is the Proved Developed Producing Finding and Development Costs. PDP F&D is a ratio calculated by dividing identified capital expenditures by the reserves additions in the proved developed producing reserves category.

Crescent Point remains focused on achieving financial and operational excellence, with these objectives forming the core of our scorecard. In 2023, we outperformed our production target, despite downtime associated with the Alberta wildfires, and we effectively managed operating and G&A costs, despite ongoing inflationary pressures.

Our annual goals consistently integrate health and safety targets, with a steadfast focus on continuous improvement. Crescent Point’s continued exceptional safety performance was again a key highlight of 2023 as we achieved another year of our best safety scores on record. This success is a testament to our unwavering dedication to safety at every level of the organization. Our ongoing safety programs continue to demonstrate their effectiveness in promoting a culture of safety and well-being among our workforce. Our eight-year low SIF and LTIF rates of 0.06 and 0.04, respectively, can be attributed to our organizational commitment to healthy and safe work environments.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 65

In 2023, all quantifiable and measurable goals in the People, Culture and Stakeholder Relations category achieved between target and maximum levels, reflecting our strong commitment and focus in these areas. These accomplishments included enhanced shareholder outreach, 100% employee participation in cyber security and privacy training, record employee volunteering in communities in which we operate, and top tier employee engagement as reflected in our employee engagement survey.

In 2023, we achieved a maximum score on our strategic goals, reflecting management’s success in advancing our strategic portfolio transformation though the disciplined execution of two acquisitions in the Alberta Montney and non-core asset dispositions. These key transactions position us for long-term success by further strengthening our sustainability and long-term outlook.

For further details on our performance through 2023, please refer to the ‘2023 Corporate Performance’ section on page 50 of this information circular.

Long-term Incentives

Our LTI program is designed to align the interests of our executive team with those of our shareholders. By adopting a combination of LTI plan types, we balance long-term performance evaluation with relative and absolute share price performance. Our LTI program consists of two share-based compensation components: PSUs and RSUs. The LTI award value for each NEO is established considering the officer’s role, experience, performance, peer market data and internal equity. Weighting between components is reviewed and determined annually based on the company’s desired mix for each NEO.

Our annual LTI awards follow a structured cadence whereby the vesting of past awards coincides with the grant of new awards. The symmetry between the grant and vest practices for each share-based compensation component ensures the grant and vest market prices are aligned. Previous grants are considered when determining new grants.

The following table summarizes the current types of LTI awards we provide to our NEOs.

	Performance Share Units	Restricted Share Units
Purpose	Align compensation with long-term corporate performance and shareholder interest	Align compensation with medium-term corporate performance and shareholder interest
LTI mix(1)	70% for CEO 50% for Other Executives	30% for CEO 50% for Other Executives
Grant frequency	Annual, beginning of 3-year performance period	Annual, end of first quarter
Grant methodology	Award value divided by five-day VWAP at time of grant	Award value divided by five-day VWAP at time of grant
Term	3 years	3 years
Dividends(2)	Dividend reinvestment	Accumulated as cash, paid following vest
Vesting	3-year cliff 100%	3-year ratable 1/3 each year
Payout	Cash	Cash or Shares at discretion of the Board
Vest price	Five-day VWAP at time of vest	Five-day VWAP or share price at time of vest
Share reserve(3)	Not applicable	9,774,533
Change of control	Outstanding PSUs and RSUs vest in the event of a double-trigger change of control

Notes:

(1)	Reflects LTI mix for the year ending December 31, 2023.
(2)	Dividend equivalent amounts under PSU awards granted after January 1, 2023 are reinvested in additional PSUs. PSU awards granted prior to January 1, 2023 accumulate dividend equivalent amounts which are paid out following a vest.
(3)	The RSU reserve balances reflect the common shares reserved for issuance under the plans as at December 31, 2023.

For more information on our current LTI components see ‘Appendix C: Restricted Share Bonus Plan’ on page 85 and ‘Appendix E: Performance Share Unit Plan’ on page 91 of this information circular.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 66

Performance Share Units

PSUs align pay with corporate performance over the long term. The performance metrics and relative TSR peer group for each PSU grant are approved by the Board at the beginning of the performance period.

The following table summarizes the PSU scorecards for the past three years:

	Grant year
Metric	2021	2022	2023
Relative TSR	50%	50%	50%
2P Funds Flow Organic Recycle Ratio	20%	25%	25%
Value Creation	30%	25%	25%

Note: 2P Funds Flow Organic Recycle ratio is a specified financial measure – refer to ‘Specified Financial Measures’ on page 78.

The performance metrics and levels for PSUs granted in 2023 are:

PSU Metrics with 3-year Performance Period	Weight	Threshold	Target	Max
Total Shareholder Return relative to PSU peer group (Relative TSR)(1)	50%	P25	P50	P75
• Relative TSR is a measure of the performance of our share price, with dividends, in relation to our peers over the three-year period
2P Funds Flow Organic Recycle Ratio	25%	1.1x	1.3x	2.0x
• Measures efficiency of our capital program and profitability of our assets
Value Creation	25%
• Measures value creation achieved over the three-year performance period

Note:

(1)	Refer to the ‘PSU Peer Group’ section on page 58 of this information circular for our approach to selecting 2023 relative TSR performance peers for percentile rank evaluation. A list of our 2023 PSU performance peers can be found in ‘Appendix F: PSU Peer Group’ on page 93 of this information circular.

When PSUs vest, performance against target is assessed and approved by the Board. Performance can result in a multiplier between zero to two times target, depending on the level of achievement. The PSU payout multiplier ensures meaningful participation in the upside when performance is superior and below target to zero value if the company underperforms over the three-year performance period.

Additional information for 2P Funds Flow Organic Recycle Ratio and adjusted funds flow netback per boe can be found in the ‘Specified Financial Measures’ on page 78 of this information circular.

2023 Value Creation PSU initiatives were centered on our strategic pillars of balance sheet strength and sustainability. Achievement was evaluated against long-term objectives related to Shareholder Value Creation and Returns, Balance Sheet, Operational Excellence, People and Culture, Safety and Environment, Innovation and Technology, IT Security, and Portfolio.

PSU Achievement

The Board evaluated and approved a 1.68x payout multiple based on the following achievement for the three-year performance period for the PSUs that vested on December 31, 2023.

PSU Metric	Weight	Achievement(1)	Weighted Payout Multiple
Relative TSR(2)	50%	P59	0.68
2P Funds Flow Organic Recycle Ratio	20%	1.88	0.40
Value Creation	30%	2.00	0.60
Aggregate Payout Multiple			1.68

Notes:

(1)	Metric result: Relative TSR: 59th percentile.
(2)	The TSR is calculated for the three years ending December 31, 2023.

The value of vested PSUs is calculated using the following formula:

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 67

Restricted Share Units

RSUs provide retention value, create an ownership culture and promote alignment of management interests with shareholders. RSUs are full value notional grants of units that track the common share price and dividends over the vesting period. RSUs vest in thirds over three years.

Common Share Performance

Crescent Point’s common shares performed in-line with many key benchmarks in 2023. For the year ended December 31, 2023, Crescent Point’s TSR was flat in relation to the prior year, generally in-line with the S&P/TSX Capped Energy Index (+4%) and the S&P/TSX Equal Weight Oil & Gas Index (+4%). During the same period, West Texas Intermediate (“WTI”) benchmark pricing decreased 11%. The S&P/TSX Composite Index generated a TSR of (+12%) in 2023.

During 2023, Crescent Point successfully advanced its portfolio transformation through two major acquisitions in the Alberta Montney, thereby further enhancing the company’s sustainability and depth of premium inventory and growing the company into the seventh largest oil and gas company in Canada based on volume. In addition to these strategic transactions, Crescent Point disposed of certain non-core assets, applying the net proceeds to reduce its net debt as part of its commitment to balance sheet strength. The company’s strong results in 2023 demonstrate continued operational excellence, capital discipline and significant excess cash flow generation. For further detail on these and other corporate achievements, please refer to the 2023 Corporate Performance section on page 50 of this information circular.

Five-year Common Share Performance and Trend in Executive Compensation

The following graph illustrates changes in total shareholder return from December 31, 2018 to December 31, 2023, assuming an initial $100 investment in common shares on December 31, 2018, with all dividends reinvested, compared to the S&P/TSX Capped Energy Index, Composite Index, Equal Weight Oil & Gas Index, and Oil and Gas E&P Index. The five-year trend in NEO total compensation illustrates the compensation realignment resulting from the improvements made to our compensation plan design in recent years and correlates with the movements in shareholder returns over the period.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 68

NEO Biographies

CRAIG BRYKSA		PRESIDENT AND CHIEF EXECUTIVE OFFICER
	President & CEO since: 2018 With Crescent Point since: 2006	Mr. Bryksa is responsible for Crescent Point’s overall leadership, vision and purpose, and in conjunction with our Board, develops the company’s strategic initiatives and business plan. His role includes overall accountability for operating our business, managing risk and creating long-term sustainable value for our shareholders.
		Meets ownership requirement:(1)(2)	Yes

Pay Mix	Compensation(3)	Share Ownership

KEN LAMONT		CHIEF FINANCIAL OFFICER
Chief Financial Officer since: 2016 With Crescent Point since: 2005

Mr. Lamont is responsible for all aspects of Crescent Point’s finances as they relate to accounting, financial reporting, treasury, tax, risk management, supply chain, as well as responsibility for human resources and Investor relations. Mr. Lamont also plays a central part in supporting the company’s business strategies, including its acquisition and divestiture activities.

		Meets ownership requirement:(1)	Yes

Pay Mix	Compensation(3)	Share Ownership

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 69

RYAN GRITZFELDT	CHIEF OPERATING OFFICER
Chief Operating Officer since: 2018 With Crescent Point since: 2004

Mr. Gritzfeldt is responsible for Crescent Point’s production and development activities across our asset base. His focus is on creating shareholder value through innovative development of the company’s assets in a safe and capital-efficient manner. Mr. Gritzfeldt is also responsible for marketing, reservoir engineering, reserves and our environmental, health and safety programs.

	Meets ownership requirement:(1)	Yes

Pay Mix	Compensation(3)	Share Ownership

MARK EADE	SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
	Senior Vice President, General Counsel and Corporate Secretary since: 2015 With Crescent Point since: 2015	Mr. Eade is responsible for the organization’s corporate governance, securities and legal functions. Mr. Eade also acts as Corporate Secretary for the organization.
		Meets ownership requirement:(1)	Yes

Pay Mix	Compensation(3)	Share Ownership

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 70

GARRET HOLT	SENIOR VICE PRESIDENT, STRATEGY AND PLANNING
	Senior Vice President, Strategy and Planning since: 2019 With Crescent Point since: 2019	Mr. Holt is responsible for leading strategy, portfolio management and corporate development. Mr. Holt is also responsible for ESG and stakeholder relations.
		Meets ownership requirement:(1)	Yes

Pay Mix	Compensation(3)	Share Ownership

Notes:

(1)	All NEOs meet or exceed their ownership requirements as of December 31, 2023. See the ‘Executive Ownership Requirements’ section on page 74 of this information circular for details.
(2)	As of December 31, 2023, Mr. Bryksa’s Share Ownership as a multiple of 2023 Total Compensation, as reported on the ‘Summary Compensation Table’ on page 72, is 2.32x
(3)	Compensation value reflects salary and STIP earned in the year, share-based and options award value granted in the year and all other compensation. See the ‘Summary Compensation Table’ on page 72 of this information circular for further details.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 71

NEO Compensation Tables

Summary Compensation Table

The following table provides a summary of compensation paid to our NEOs for the years ended December 31, 2023, 2022 and 2021.

					Non-equity incentive plan compensation
Name and Position	Year	Salary ($)	Share-based awards(1) ($)	Stock Option-based awards(2) ($)	Annual incentive plans(3) ($)	Long- term incentive plans ($)	Pension value(4) ($)	All other compensation(5) ($)	Total Compensation ($)
Craig Bryksa President and Chief Executive Officer	2023	600,000	2,874,993	–	1,266,000	–	–	123,236	4,864,229
	2022	575,000	2,874,990	–	1,045,063	–	–	83,278	4,578,331
	2021	500,000	2,276,035	250,000	970,000	–	–	78,072	4,074,107
Ken Lamont Chief Financial Officer	2023	425,000	1,499,991	–	733,980	–	–	92,821	2,751,792
	2022	412,000	1,399,992	–	612,230	–	–	97,398	2,521,620
	2021	400,000	1,092,497	120,000	627,200	–	–	88,639	2,328,336
Ryan Gritzfeldt Chief Operating Officer	2023	415,000	1,424,989	–	716,710	–	–	79,794	2,636,493
	2022	405,000	1,324,994	–	559,310	–	–	60,510	2,349,814
	2021	390,000	1,092,497	120,000	599,820	–	–	55,205	2,257,522
Mark Eade Senior Vice President, General Counsel and Corporate Secretary	2023	367,500	849,993	–	454,820	–	–	80,392	1,752,705
	2022	360,000	849,996	–	376,130	–	–	63,813	1,649,939
	2021	360,000	842,133	92,499	404,060	–	–	62,631	1,761,323
Garret Holt(6) Senior Vice President, Strategy and Planning	2023	367,500	799,994	–	454,820	–	–	66,315	1,688,629
	2022	360,000	799,992	–	380,450	–	–	55,009	1,595,451
	2021	360,000	796,612	87,498	399,740	–	–	255,185	1,899,035

Notes:

(1)	Amounts reflect the grant date fair value of the share-based compensation, computed in accordance with IFRS 2. Grant date fair value of PSUs and RSUs have been calculated by multiplying the number of units granted by the five-day VWAP for the trading days immediately preceding the grant, except for the 2021 PSU grant, which has been calculated by multiplying the number of units granted by the closing price of shares on the grant date. See the ‘Approach to Executive Compensation’ section on page 55 of this information circular for more information.
(2)	Amounts reflect the grant date fair value, computed using the Black-Scholes pricing model and in accordance with IFRS 2. Options ceased being granted under the Stock Option plan effective January 1, 2022.
(3)	Amounts reflect STIP amounts earned for the financial year, payable in the year following the performance year. For further details refer to ‘Short-Term Incentive Plan’ section on page 62.
(4)	Crescent Point does not have a pension plan.
(5)	All other compensation includes, but is not limited to savings, benefits, perquisites, memberships and any unused vacation payout.
(6)	Mr. Holt was hired on September 30, 2019 as the Senior Vice President, Corporate Development. Mr. Holt’s all other compensation reflects a $200,000 payment in 2021, in consideration of foregone compensation from income tax impacts in relocating from the U.S. The 2021 payment represents the last payment of this type that Mr. Holt received related to his hire.

Incentive Plan Awards – Value Vested or Earned During the Year

The Stock Option-based award value vested and share-based award value vested during the year reflects all Stock Options, PSUs and RSUs that vested in 2023 and are valued at the vest date value. The non-equity incentive plan compensation value earned in the year reflects the STIP component for the 2023 performance year.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 72

Name	Stock Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) (3) ($)	Non-equity incentive plan compensation – Value earned during the year (4) ($)
Craig Bryksa	1,425,659	9,016,049	1,266,000
Ken Lamont	692,400	4,382,641	733,980
Ryan Gritzfeldt	665,539	4,334,768	716,710
Mark Eade	523,458	3,335,748	454,820
Garrett Holt	452,255	3,154,693	454,820

Notes:

(1)	Value of vested options represents the difference between the closing price of Crescent Point common shares on the date of vesting less the option exercise price.
(2)	Value of vested RSUs represents price of the shares underlying the RSU awards at the time of release on the vesting date. Value of vested PSUs represents the five-day VWAP for the trading days following the vest, multiplied by the applicable performance factor of 1.68x.
(3)	Under the PSU plan and RSBP for the awards vested in 2023, while a PSU granted before January 1, 2023 or an RSU is outstanding, an amount accrues in respect of the PSU or RSU equal to the aggregate amount paid by Crescent Point in dividends on common shares during the period. This amount is paid out in cash at the time of vest and is included in the amounts under ‘Share-based awards – Value vested during the year’.
(4)	Represents amount earned during the year, even if paid following the end of the financial year.

Outstanding Share-based Awards and Stock Option-based Awards

The future estimated payouts pursuant to outstanding awards issued under our Stock Option Plan, PSU Plan and RSBP as at December 31, 2023, for each of the NEOs is noted in the table below.

	Stock Option-based awards				Share-based awards
Name	Number of securities underlying unexercised Stock Options (#)	Stock Option exercise price(1) ($)	Stock Option expiration date	Value of unexercised in-the-money Stock Options(2) ($)	Number of shares or units of shares that have not vested(3) (#)	Market or payout value of share- based awards that have not vested(4) ($)	Market or payout value of vested share-based awards not paid out or distributed(5) ($)
Craig Bryksa	131,250	10.06	Jan 8, 2025	–	697,853	8,480,259	6,207,486
	74,258	9.66	Jul 2, 2025	–
	222,222	1.09	Mar 31, 2027	1,799,998
	57,915	5.24	Mar 30, 2028	228,764
Ken Lamont	182,500	10.06	Jan 8, 2025	–	340,225	3,974,011	2,979,593
	56,390	3.97	Mar 11, 2026	294,356
	213,333	1.09	Mar 31, 2027	1,727,997
	46,332	5.24	Mar 30, 2028	183,011
Ryan Gritzfeldt	162,500	10.06	Jan 8, 2025	–	324,272	3,784,437	2,979,593
	36,090	3.97	Mar 11, 2026	188,390
	153,333	1.09	Mar 31, 2027	1,241,997
	37,066	5.24	Mar 30, 2028	146,411
Mark Eade	100,000	10.06	Jan 8, 2025	–	204,926	2,390,238	2,296,761
	130,555	1.09	Mar 31, 2027	1,057,496
	28,571	5.24	Mar 30, 2028	112,855
Garret Holt	25,340	5.66	Sep 30, 2026	89,450	192,987	2,250,788	2,172,619
	116,666	1.09	Mar 31, 2027	944,995
	27,026	5.24	Mar 30, 2028	106,753

Notes:

(1)	Exercise price of options is the closing price of shares on the trading date preceding the grant date.
(2)	Value of unexercised options is the difference between $9.19, one-day VWAP on December 29, 2023 (the last trading day of 2023), less the option exercise price, multiplied by the number of unexercised options.
(3)	Represents the number of outstanding PSUs and RSUs, including dividends, that have not vested as at December 31, 2023.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 73

(4)	Market or Payout value of share-based awards that have not vested represents unvested RSU and PSU awards at December 31, 2023 and related accrued dividend equivalent amounts. RSU award value represents the number of unvested RSU awards at December 31, 2023 multiplied by $9.19, the one-day VWAP on December 29, 2023 (the last trading day of 2023), plus dividend equivalent amounts accrued to December 31, 2023. For PSU awards granted prior to January 1, 2023, the PSU award value represents the number of unvested PSU awards at December 31, 2023, multiplied by the $9.19, the one-day VWAP on December 29, 2023 (the last trading day of 2023), plus dividend equivalent amounts accrued to December 31, 2023, all multiplied by the current performance tracking for the awards. For PSU awards granted after January 1, 2023, the PSU value represents the number of unvested PSU (which includes reinvested dividend equivalent amounts) as at December 31, 2023 multiplied by $9.19, the one-day VWAP on December 29, 2023 (the last trading day of 2023) all multiplied by the current performance tracking for the awards.
(5)	Market or Payout value of vested share-based awards that have not paid out represent PSU awards that vested December 31, 2023, scheduled for payout in Q1 2024 based on finalized performance metrics. Payout value represents the number of underlying awards vested multiplied by 9.20, the five-day VWAP for the trading days following the vest date plus dividend equivalent amounts accrued to December 31, 2023, multiplied by the finalized performance factor for the awards 1.68x.

Executive Ownership Requirements

The Board believes that aligning the interests of our directors and executive officers with the interests of shareholders promotes sound corporate governance and demonstrates a commitment to the long-term success of Crescent Point. Under our current policy, our CEO is required to own at least five times his annual salary in common shares and RSUs, while other officers are required to own a minimum of two times their annual salary in common shares and RSUs. Our officers have five years from the later of their respective appointments, or five years from the effective date of the ownership requirement, to achieve the required level of ownership. Where an individual is promoted, he or she will be afforded an additional three years from the effective date of the promotion to reach the new Minimum Share Ownership Guidelines. Where the policy is amended to change the Minimum Share Ownership Guideline by the Board, the impacted individuals will be afforded an additional two years from the effective date of the amendment to reach the new Minimum Share Ownership Guideline. When determining share ownership, common shares and RSUs are valued at current market value. The value of PSUs and Stock Options is excluded from the Minimum Share Ownership Guideline calculation. Our CEO and all other NEOs met or exceeded their ownership requirements as at December 31, 2023.

The following table outlines the share ownership of our NEOs on December 31, 2023.

Name	Common Shares (#)	RSUs (#)	Total Common Shares and RSUs(1) ($)	Ownership Requirement (Multiple of Salary)	Current Multiple of Salary (including Common Shares and RSUs)	Meets Ownership Requirement
Craig Bryksa	985,441	240,457	11,266,003	5x	18.8x	Yes
Ken Lamont	476,256	162,265	5,868,008	2x	13.8x	Yes
Ryan Gritzfeldt	505,547	155,540	6,075,390	2x	14.6x	Yes
Mark Eade	227,313	100,366	3,011,370	2x	8.2x	Yes
Garret Holt	243,603	94,577	3,107,874	2x	8.5x	Yes

Note:

(1)	Total Common Shares and RSUs value is calculated by taking outstanding units multiplied by the market value. Ownership is reflected at December 31, 2023 and is based on a market value of $9.19, the one-day VWAP on December 29, 2023, the last trading day of 2023.

Cost of Management

The 2023 cost of management ratio was up slightly from 2022. This ratio expresses the total compensation awarded to our NEOs as a percentage of Crescent Point’s cash flow from operating activities, as indicated in the following table.

	2021	2022	2023	Average
Total NEO compensation(1)(2)	12.3	12.7	13.7	12.9
Cash flow from operations(2)	1,495.8	2,192.2	2,195.7	1,961.2
Cost of management ratio(3)	0.82%	0.58%	0.62%	0.66%

Notes:

(1)	Total NEO compensation for the top five most highly paid executive as set forth in the information circular for that year.
(2)	In $ millions.
(3)	The three-year average cost of management ratio is calculated by taking the three-year average NEO compensation divided by the three-year average cash flow from operating activities.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 74

Termination and Change of Control Benefit

Employment Agreements

Crescent Point has entered into executive employment agreements with all officers. This is aligned with corporate governance best practice. The tables below summarize the circumstances that trigger payments and benefits to each NEO.

Termination Type	Salary	Benefits	STIP	Share-based Awards
Resignation	None	None	None	• Unvested or unpaid awards are immediately forfeited on the termination date.
Death	None	None	• Prorated STIP payment to date of death; and • Cash payment equal to the average of the last three years STIP payment.	• PSUs and RSUs vest immediately; and • Stock Options vest immediately and are exercisable for one year following the date of death.
Termination without cause or resignation for good reason(1)	• Cash payment equal to annual salary over the severance period	• 15% of salary over the severance period	• Prorated STIP payment to termination date; and • Cash payment equal to the average of the last three years’ STIP payment, prorated over the severance period.

• PSUs and RSUs that are scheduled to vest within the severance period vest immediately;

• PSUs and RSUs scheduled to vest outside of the severance period are forfeited; and

• Stock Options continue to vest and are exercisable for one year following the date of termination.

Double-trigger change of control(1)	• Cash payment equal to annual salary over the severance period	• 15% of salary over the severance period	• Prorated STIP payment to termination date; and • Cash payment equal to the average of the last three years’ STIP payment, prorated over the severance period.	• PSUs and RSUs vest immediately; and • Stock Options vest immediately and are exercisable for 90 days following termination.

Note:

(1)	Severance period for the CEO, CFO and COO is 24 months; severance period for all other officers is 18 months.

The NEO employment agreements define a “Change of Control” as the issuance to, or acquisition by, any person, or group of persons acting jointly or in concert of: (A) more than 50% of our outstanding common shares; (B) more than 33 1/3% of our outstanding common shares and the election or appointment by such person or persons of their nominees as a majority of the Board; or (C) the sale of all or substantially all of the assets of Crescent Point. A Change of Control will not occur upon any amalgamation, merger, transfer or other arrangement which does not result in the NEO’s termination of employment. In addition, the agreements define “Good Reason” as, unless consented to in writing by the NEO, any action which at common law constitutes constructive dismissal of the NEO including, without limiting the generality of the foregoing: (i) material decrease in the title, position, responsibility or powers of the NEO; (ii) a requirement to relocate to another city, province or country; (iii) any material reduction in the value of the NEO’s benefits, salary plans and programs; (iv) Crescent Point failing to pay, when due, a material amount payable by it to the NEO pursuant to the agreement; or (v) a reallocation of a material responsibility from the NEO to the Board or a Board member.

Under the employment agreements, following termination, including due to a Change of Control, a NEO may not use for his own purposes any information about Crescent Point that is confidential, or disclose, divulge or communicate orally, in writing or otherwise, to any person or persons, any confidential information, other than when it is necessary in the course of business for the company.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 75

The following table outlines the incremental value NEOs would have been entitled to if a termination of employment or a Change of Control had occurred on December 31, 2023. The incremental value of share-based compensation included in the table below reflects the value on December 31, 2023, less any values reported in this or previous years’ summary compensation tables.

Name	Termination Reason	Salary ($)	Benefits ($)	STIP ($)	Share-based Compensation(1)(2)(3)(4) ($)	Total ($)
Craig Bryksa	Resignation	–	–	–	–	–
	Death	–	–	846,063	4,559,041	5,405,104
	Termination without cause	1,200,000	180,000	1,692,125	2,771,430	5,843,555
	Resignation for good reason	1,200,000	180,000	1,692,125	2,771,430	5,843,555
	Double trigger change of control	1,200,000	180,000	1,692,125	4,559,041	7,631,166
Ken Lamont	Resignation	–	–	–	–	–
	Death	–	–	552,253	2,001,163	2,553,416
	Termination without cause	850,000	127,500	1,104,507	1,139,667	3,221,674
	Resignation for good reason	850,000	127,500	1,104,507	1,139,667	3,221,674
	Double trigger change of control	850,000	127,500	1,104,507	2,001,163	4,083,170
Ryan Gritzfeldt	Resignation	–	–	–	–	–
	Death	–	–	523,960	1,915,095	2,439,055
	Termination without cause	830,000	124,500	1,047,920	1,087,980	3,090,400
	Resignation for good reason	830,000	124,500	1,047,920	1,087,980	3,090,400
	Double trigger change of control	830,000	124,500	1,047,920	1,915,095	3,917,515
Mark Eade	Resignation	–	–	–	–	–
	Death	–	–	364,068	1,366,728	1,730,796
	Termination without cause	551,250	82,688	546,103	532,926	1,712,967
	Resignation for good reason	551,250	82,688	546,103	532,926	1,712,967
	Double trigger change of control	551,250	82,688	546,103	1,366,728	2,546,769
Garret Holt	Resignation	–	–	–	–	–
	Death	–	–	364,068	1,290,043	1,654,111
	Termination without cause	551,250	82,688	546,103	502,143	1,682,184
	Resignation for good reason	551,250	82,688	546,103	502,143	1,682,184
	Double trigger change of control	551,250	82,688	546,103	1,290,043	2,470,084

Notes:

(1)	PSU awards that vested on December 31, 2023 are not included in the above table as the employee would be eligible for the award payout on this date regardless of any termination. Any termination on December 31, 2023 would not trigger an incremental payment.
(2)	Incremental value for PSUs is applied based on performance tracking of each outstanding award to December 31, 2023. Performance objectives are calculated by using actual achievement for the completed performance periods, and 1.0x multiplier for incomplete performance periods. TSR performance is captured as achievement to December 31, 2023.
(3)	Share-based award value for the purposes of calculating incremental value is based on the closing price of Crescent Point shares on December 31, 2023 of $9.19 per share.
(4)	Share-based compensation values include accumulated cash dividend amounts or accumulated dividend reinvestment units on related awards to December 31, 2023.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 76

Other Information

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table includes information on our RSBP and Stock Option Plan as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding Stock Options, warrants and rights (#)	Weighted average exercise price of outstanding Stock Options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans(1) (#)
Equity compensation plans approved by shareholders	4,604,945(2)	4.74(3)	13,511,347
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	4,604,945	n/a	13,511,347

Notes:

(1)	Securities available for issuance are net of outstanding RSUs and Stock Options.
(2)	Assumes that Crescent Point elects to satisfy the payment of the payout amount in respect of all such RSUs through the issuance of common shares. See Appendix C: Restricted Share Bonus Plan’ on page 85 for details of the Restricted Share Bonus Plan.
(3)	Reflects the weighted average exercise price of outstanding Stock Options.

Normal Course Issuer Bid

On March 7, 2024, the TSX accepted Crescent Point’s formal notice of intention (the “Notice”) to make a Normal Course Issuer Bid (“NCIB”) to purchase, for cancellation, up to 61,663,522 common shares, or 10% of the company’s public float, as at February 29, 2024. The NCIB commenced on March 11, 2024 and is due to expire on March 10, 2025.

Purchases of common shares under the NCIB may be made through the facilities of the TSX, the NYSE and alternative trading systems by means of open market transactions or by such other means as may be permitted by the CSA and under applicable securities laws, including by private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. The price the company pays for any common shares is the market price at the time of purchase or such other price as may be permitted by the CSA. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

In connection with the NCIB, Crescent Point entered into an automatic purchase plan (the “Plan”) with its designated broker to allow for purchases of its common shares during internal blackout periods. Such purchases would be at the discretion of the broker based on parameters established by the company prior to any blackout period or any period when it is in possession of material undisclosed information. Outside of these periods, common shares will be repurchased in accordance with management’s discretion, subject to applicable law. The Plan has been reviewed by the TSX and may be terminated by Crescent Point or its broker in accordance with its terms, or will terminate on the expiry of the NCIB.

As of February 29, 2024, the company had a public float of 616,635,222 common shares and 619,949,490 common shares issued and outstanding. Crescent Point will not acquire, through the facilities of the TSX, more than 808,795 common shares during a trading day, being 25% of the average daily trading volume of the company’s common shares on the TSX for the six calendar months prior to the date of approval of the NCIB by the TSX (being 3,235,182 common shares), and, in addition, will not acquire per day on the NYSE more than 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to, in both cases, certain exceptions for block purchases.

The actual number of common shares that will be repurchased under the NCIB, and the timing of any such purchases, will be determined by Crescent Point on management’s discretion, subject to applicable securities laws. There cannot be any assurances as to how many common shares, if any, will ultimately be acquired by the company.

A shareholder may obtain a copy of the company’s notice of intention regarding the NCIB, without charge, on request to the company.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 77

Indebtedness of Directors, Executives and Others

There is not, and has not been at any time since the formation of Crescent Point, any indebtedness outstanding to Crescent Point from any director, officer, employee, or former executive officer of Crescent Point or any of its subsidiaries or any associate thereof or from Crescent Point.

Interest of Informed Persons in Material Transactions

None of Crescent Point’s directors or executives, nor any person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the common shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction during 2023 which has materially affected Crescent Point, or in any proposed transaction which has materially affected or would materially affect Crescent Point or any of its subsidiaries.

Aggregate Remuneration

For the year ended December 31, 2023, the aggregate remuneration awarded to the directors of the Corporation (excluding Mr. Bryksa, who is not compensated in his role as a director) was $2,005,000 and the aggregate remuneration awarded to the five highest paid officers and employees of the Corporation, other than directors, and including Mr. Bryksa was $13,693,848.

Other Matters

Crescent Point knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional Information

Additional information relating to the company is on SEDAR+ at www.sedarplus.ca. References to websites and internet addresses in this information circular are for convenience only and all websites mentioned in this information circular are specifically not incorporated by reference into this information circular (including all information available on, or linked from, such websites). We undertake no obligation to update or advise you of changes in internet addresses which are current as of March 6, 2024. Securityholders may contact the company at info@crescentpointenergy.com to request a copy of the company’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in the company’s comparative annual financial statements and MD&A for the financial year ended December 31, 2023.

Auditor of the Company

PricewaterhouseCoopers LLP has served as the auditor of Crescent Point and its predecessors since 2001.

Specified Financial Measures

Throughout this information circular, we use the terms “excess cash flow”, “excess cash flow per share”, “base dividend”, “total return of capital”, “recycle ratio” and “adjusted funds flow from operations netback”, which are specified financial measures under National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. Specified financial measures do not have any standardized meaning prescribed by IFRS and they may not be comparable with the calculation of similar measures presented by other entities.

The most directly comparable financial measure for excess cash flow and adjusted funds flow from operations disclosed in the company’s financial statements is cash flow from operating activities, which, for the year ended December 31, 2023, was $2.20 billion. For the year ended December 31, 2023, excess cash flow was $981.6 million and adjusted funds flow was $2.34 billion.

For an explanation of the composition of excess cash flow and adjusted funds flow from operations, how they provide useful information to an investor and quantitative reconciliations to the applicable GAAP measures, see the company’s MD&A available online for the year ended December 31, 2023, at www.sedarplus.ca, or EDGAR at www.sec.gov/edgar and on our website at www.crescentpointenergy.com. The section of the MD&A entitled “Specified Financial Measures” is incorporated herein by reference. There are no significant differences in the calculations between historical and forward-looking specified financial measures.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 78

Excess cash flow per share - diluted is a non-GAAP ratio calculated as excess cash flow divided by the number of weighted average diluted shares outstanding. Excess cash flow per share - diluted presents a measure of financial performance to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth. Excess cash flow per share - diluted for the year ended December 31, 2023 was $1.79.

Base dividends is a historical non-GAAP financial measure and is calculated as dividends declared less special dividends declared as part of the Company’s return of capital framework and adjusted for timing of the dividend record date. Base dividends are based on a framework that targets dividend sustainability at lower commodity prices, allows for flexibility in the capital allocation process and dividend growth over time, and assists in determining the additional return of capital to shareholders as part of the Company’s return of capital framework.

Total return of capital is a supplementary financial measure and is comprised of base dividends, special dividends and share repurchases, adjusted for the timing of special dividend payments.

Management believes presenting the specified financial measures above provides useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Recycle ratio is a non-GAAP ratio and is calculated as operating netback before hedging divided by FD&A costs. Recycle ratios may not be comparable year-over-year given significant changes executed over the last three years. Recycle ratio is a common metric used in the oil and gas industry and is used to measure profitability on a per boe basis.

Adjusted funds flow from operations netback is a non-GAAP financial ratio and is calculated as adjusted funds flow from operations divided by total production. Adjusted funds flow from operations netback is a common metric used in the oil and gas industry and is used to measure operating results on a per boe basis.

2P Funds Flow Organic Recycle Ratio is calculated as 2P finding and development costs divided by adjusted funds flow netback. We monitor this ratio and use this as a key measure of the efficiency of our capital program and profitability of our assets.

Forward-Looking Statements and Reserves Data

Certain statements contained in this information circular constitute “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the U.S. Exchange Act and “forward-looking information” for the purposes of Canadian securities regulation (collectively, “forward-looking statements”). We have tried to identify such forward-looking statements by use of such words as “could”, “should”, “can”, expect”, “believe”, “will”, “may”, “intend”, “sustain”, “continues”, “strategy”, “potential”, “grow”, “estimate”, “commit” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this information circular contains forward-looking statements pertaining, among other things, to the following: compensation plans and expectations; embarking on a promising future; building shareholder value; corporate governance expectations, including renewal of director and officer insurance policies and the impact of the advisory vote on executive compensation; the director nomination process; 2024 ESG plans and commitments; materiality assessment commitments, risk management approach; timing for completion of the Respectful Workplace Policy; enhanced commitment to support gender diversity and inclusion within the organization and the success and benefits thereof; succession planning and training; supply chain expectations; long-term sustainability and outlook; go forward priorities and timing for updates thereon; strategy; inventory; five-year outlook and expectations of generating excess cash flow per share growth; share repurchase expectations; go forward priorities; strengthened sustainability and outlook; 2030 GHG emissions targets, the components thereof, target increases and progress thereon; environmental stewardship, including 2030 emission intensity per boe; freshwater use targets; commitment to biodiversity, land and wildlife in our operating areas; the benefits of and state of remediated lands; water use; stakeholder engagement strategies; engaging with Indigenous groups; reduced asset risk; hedging strategy and extent; director and executive compensation design, plan and benefits thereof; director and executive compensation philosophy and benefits thereof; annual shareholder dialogue; future estimated payouts; compensation scorecards; the normal course issuer bid and amounts and timing of share repurchases; compensation risk management and components and termination payments; commitment to reducing environmental footprint and mitigating the potential impacts of operations on local ecology; benefits of asset retirement; targets to reduce inactive well inventory by 30 percent by the year 2031 and lowering surface freshwater use by 50 percent in southeast Saskatchewan by the year 2025.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 79

Included in this information circular are Crescent Point’s five-year outlook and expectations of excess cash flow per share generation and share repurchases, which are based on various assumptions as to production levels, commodity prices (US$70/bbl WTI and $3.35/Mcf AECO), and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years’ results. The Company’s return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a “financial outlook” or “future oriented financial information” in this information circular, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Statements relating to “reserves” are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form for the year ended December 31, 2023 under “Risk Factors” and our MD&A for the year ended December 31, 2023, under the headings “Risk Factors” and “Forward-Looking Information” and other factors, many of which are outside the control of Crescent Point. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2023, under the headings “Capital Expenditures”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Risk Factors”, “Changes in Accounting Policies” and “Guidance”. Additionally, our GHG reduction targets reflect a percentage reduction from 2017 levels. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect our operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

This information circular contains oil and gas metrics. These oil and gas metrics do not have a standardized meaning and should not be used to make comparisons. Readers are cautioned as to the reliability of the oil and gas metrics when comparing against other issuers.

Decline rate is the reduction in the rate of production from one period to the next. This rate is usually expressed on an annual basis. Management uses decline rate to assess future productivity of the company’s assets.

Net Asset Value (“NAV”) is a snapshot in time as at year-end, and is based on the company’s reserves evaluated using the independent evaluators’ forecast for future prices, costs and foreign exchange rates.

F&D cost, including changes in future development capital, have been presented in this information circular because they produce a useful measure of capital efficiency. F&D costs, including land, facility and seismic expenditures and excluding changes in future development capital have also been presented because they provide a useful measure of capital efficiency.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 80

Finding, development and acquisition costs (FD&A) are equivalent to F&D costs plus the costs of acquiring and disposing particular assets.

Replacement rate is the amount of oil added to the company’s 2P reserves, divided by production. It is a measure of the ability of the company to sustain production levels.

National Instrument 51-101 – Standards of Disclosure of Oil and Gas Activities (“NI 51-101”) includes condensate within the product type of natural gas liquids. The company has disclosed condensate separately from other natural gas liquids in this presentation since the price of condensate as compared to other natural gas liquids is currently significantly higher and the company believes that presenting the two commodities separately provides a more accurate description of its operations and results therefrom.

The reserve data provided in this information circular presents only a portion of the disclosure required under National Instrument 51-101. This document references years of inventory which amount includes booked and unbooked locations.

For the years ended December 31, 2023 and December 31, 2022, we filed our reserves information under NI 51-101, which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.

All reserves data has been extracted from annual reserve reports prepared by independent reserves evaluators in compliance with NI 51-101. Summaries of those reserve reports are contained in the company’s Annual Information Forms filed on SEDAR+.

Where applicable, a barrels of oil equivalent (“boe”) conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires disclosure of the company’s gross reserves, before royalties, using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 81

APPENDIX A

Board of Directors Mandate

General

The fundamental responsibility of the Board of Directors (the “Board”) of Crescent Point Energy Corp. (the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Responsibilities

1.	Executive Team

(a)	Appoint the President and Chief Executive Officer (“CEO”) and senior officers.

(b)	Provide input on, and approve, the annual evaluation of the performance of the CEO, such evaluation to be led by the Chair of the Board in conjunction with the Chair of the Human Resources and Compensation Committee (the “HRC Committee”).

(c)	Provide input on, and approve the CEO and senior officers’ remuneration (including salary and short-and-long-term cash and share-based incentive awards, metrics, achievement levels and payouts) taking into consideration the recommendations of the HRC Committee.

(d)	Provide input on, and approve the annual goals and objectives of the CEO, the setting of such goals and objectives to be led by the Chair of the Board in conjunction with the Chair of the HRC Committee.

(e)	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

(f)	Ensure that a process is established that adequately provides for executive succession planning, including the appointing, training and monitoring of senior management.

(g)	Establish limits of authority delegated to management.

2.	Non-Executive Team

(a)	Provide input on, and approve: (i) the short and long-term share-based incentive awards granted to the employees (other than the CEO and the other officers); and (ii) the annual cash-based short-term incentive plan achievement levels and aggregate payout for employees (other than the CEO and the other officers).(1)

Note:

(1)	For greater certainty, the Crescent Point Performance Objectives, the Crescent Point Achievement Levels for each Crescent Point Performance Objective and the payment levels for each Crescent Point Achievement Level under the Corporation’s Performance Share Unit Plan shall be set by the Board for all employees.

3.	Operational Effectiveness and Financial Reporting

(a)	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business and the environmental, social and governance aspects of the business.

(b)	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

(c)	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

(d)	Ensure that an adequate system of internal control exists.

(e)	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

(f)	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

(g)	Approve annual operating and capital budgets.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 82

(h)	Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

(i)	Review operating and financial performance results relative to established strategy, budgets and objectives.

(j)	Oversee, in coordination with the Environment, Safety and Sustainability Committee, the Corporation’s processes, procedures and practices relating to Environmental, Social and Governance matters.

(k)	Oversee, in coordination with the Environment, Safety and Sustainability Committee: (a) climate-related targets and monitoring progress against these targets; and (b) material climate risks and opportunities.

4.	Integrity/Corporate Conduct

(a)	Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

(b)	Approve a Code of Conduct for directors, officers, employees, contractors and consultants and monitor compliance with the Code and approve any waivers of the Code for officers and directors.

5.	Board Process/Effectiveness

(a)	Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

(b)	Engage in the process of determining Board member qualifications, including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 –Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended or replaced from time to time).

(c)	Approve the nomination of directors.

(d)	Provide a comprehensive orientation to each new director.

(e)	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

(f)	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

(g)	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

(h)	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

(i)	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

(j)	Independent directors shall meet regularly without non-independent directors and management participation.

(k)	In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws and the agreements governing applicable policies and practices and other statutory and regulatory obligations of the Corporation.

Review of Mandate

The Board of Directors shall review the adequacy of this mandate biennially or otherwise as it deems appropriate (so long as such review is conducted at least on an biennial basis). Such review shall include the evaluation of the performance of the Board in light of this mandate.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 83

APPENDIX B

Deferred Share Unit Plan

Purpose

The purpose of the DSU Plan is to provide our non-employee directors an alternative long-term share-based compensation component that provides alignment with shareholders as well as the ability to defer the compensation benefit and taxability thereof until after ceasing to be a director of the company.

Participation

Under the terms of the DSU Plan, selected officers, employees and directors, who, in the opinion of the Board, warrant participation in the DSU Plan (the “DSU Participants”) and may be granted DSUs. As at the date hereof, only non-employee directors have been granted DSUs.

Participants who are directors must elect to receive DSUs prior to the year in which the director remuneration will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year. DSU Participants who are officers or employees must elect to receive DSUs in lieu of all or a portion of their annual bonus entitlement or profit share for the year within 30 days after being notified by the company of the individual’s bonus entitlement or profit share for the year.

DSU Accounts

Crescent Point establishes an account for each DSU Participant and all DSUs are credited to the applicable account as of the grant date. The number of DSUs to be credited to an account is determined by dividing the dollar amount elected by the DSU Participant by the one-day volume-weighted average price on the grant date. On the last day of each fiscal quarter or as soon as possible thereafter, for any dividend paid on common shares during the fiscal quarter, we calculate the rate per common share (the “Dividend Rate”) and, within 10 business days of the applicable fiscal month end, the account is credited with an additional number of DSUs equal to the number of DSUs in the applicable account on the record date multiplied by the Dividend Rate. All DSUs vest immediately upon being credited to a DSU Participant’s account.

Payment

A DSU Participant is not entitled to any payment of any amount in respect of DSUs until the DSU Participant ceases to be an employee or director of the company, as the case may be, for any reason whatsoever. Upon the DSU Participant ceasing to be an employee or director of the company, the DSU Participant is entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the number of DSUs in the DSU Participant’s account on the date the DSU Participant ceased to be an employee or director multiplied by the five-day volume-weighted average price immediately preceding the date. Crescent Point will make a lump sum cash payment by the end of the calendar year following the year in which the DSU Participant ceased to be an employee or director (or, in the case of a U.S. director, on or before December 31 of the calendar year in which the director ceases to be an employee or director, or, if later, on or before the 15th day of the third month following the date of cessation, provided the director shall not be permitted to influence the year of payment).

U.S. Tax Matters

On March 10, 2015, the Board amended the DSU Plan to include provisions that govern U.S. citizens and residents in conformity with Section 409A of the U.S. Internal Revenue Code. This amendment was made to explicitly disclose certain tax consequences associated with participation in the DSU Plan by eligible U.S. citizens and U.S. residents.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 84

APPENDIX C

Restricted Share Bonus Plan

Purpose

The purpose of the RSBP is to provide our employees and directors with long-term share-based compensation that provides ownership in the company, and thereby, as owners, a vested interest in the company’s continued success.

Participation

Under the terms of the RSBP, any employee, director, officer or consultant of Crescent Point who, in each case, in the opinion of the Board, holds an appropriate position with Crescent Point to warrant participation in the RSBP (collectively, the “Participants”) may be granted restricted shares which vest over time and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. The RSBP is administered by the Board. The company is authorized to issue up to a maximum of 44,400,000 common shares (being approximately 7.2% of the company’s issued and outstanding common shares as of December 31, 2023) pursuant to the redemption of restricted shares granted under the RSBP. As of December 31, 2023, 9,774,533 common shares (or approximately 1.6% of the company’s then issued and outstanding common shares) remained available for issuance under the RSBP.

Value and Payout

The value of a restricted share award can be viewed as the fair value on grant date or as the fair value on vest date, which would reflect any change in common share price and the accumulation of the Dividend Amounts. In this way, Participants are rewarded for their efforts in the year in which the restricted shares are granted and are also provided with additional incentive for their continued efforts in promoting the success of Crescent Point. See the ‘Long-term Incentives’ and ‘Share-based Compensation’ sections on pages 66 and 26 of this information circular for descriptions of how the RSBP is applied to executives and directors, respectively, as part of Crescent Point’s compensation plan.

The Board determines the vest schedule for each restricted share grant with a maximum vest of three years. Upon redemption, Crescent Point is required to pay to the Participant the fair market value of the redeemed restricted shares, based on the five-day volume-weighted average price immediately preceding the redemption date, plus any accrued but unpaid Dividend Amounts, net of required withholding taxes, in respect of the restricted shares (the “Payout Amount”). The Payout Amount may be satisfied by Crescent Point making cash payment, purchasing common shares in the market and delivering such common shares to the Participant, or by issuing common shares from treasury. In addition, commencing from and after the grant date until the earlier of the redemption date or the date on which such restricted shares terminate in accordance with the terms of the RSBP, each Participant shall be entitled to receive, in respect of each restricted share held by the Participant, an amount equal to the per common share amount of any dividend paid by Crescent Point to the holders of common shares. The Board has discretion to pay the Dividend Amounts on unvested restricted shares throughout the vest period, but effective January 1, 2019, all Participants will only be paid Dividend Amounts upon vest of restricted shares.

5% Cross-Limit

No restricted shares shall be granted to any one Participant if the total number of common shares issuable or purchased on behalf of the Participant, together with any common shares reserved for issuance to the Participant under restricted shares, Stock Options to purchase common shares for services or any other share compensation arrangement of Crescent Point would exceed 5% of the aggregate issued and outstanding common shares.

Non-assignability, Insider Limits and Other Limitations

RSUs granted under the RSBP are non-assignable and non-transferable by a Participant, other than certain rights that pass to a Participant’s beneficiary or estate upon death or incompetency, and expire on December 31 of the third year following the year in which the original grant is made. The RSBP provides that no common shares may be issued to, or purchased on behalf of, a Participant under the RSBP if the issuance, together with issuance under any other share compensation arrangements, could result, at any time, in: (i) the number of common shares reserved for issuance pursuant to issuances or purchases under the RSBP in respect of redeemed restricted shares granted to insiders exceeding 10% of the aggregate issued and outstanding common shares; (ii) the issuance to insiders, of common shares exceeding within a one year period, 10% of the aggregate issued and outstanding common shares; or (iii) the issuance to any one insider, or such insider’s associates exceeding, within a one year period, of common shares exceeding 5% of the aggregate issued and outstanding common shares. In addition to the foregoing limitations: (i) the number of common shares that may be issued to non-employee directors pursuant (together with those common shares which may be issued pursuant to any other share compensation arrangement of Crescent Point) after July 2, 2009 shall not exceed 0.25% of the total number of issued and outstanding common shares from time to time on a non-diluted basis; and (ii) the value of any grants of restricted shares, together with the value of all other rights granted under any share compensation arrangement of Crescent Point shall not exceed $150,000 per year per non-employee director.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 85

Vesting and Termination of Rights

In the event of a “change of control” of Crescent Point, as defined in the RSBP, if either (i) the potential successor does not assume the company’s obligations with respect to each RSU grant; or (ii) the successor does assume the obligations, but terminates the designated employee without cause or the designated employee resigns for “good reason”, the outstanding RSUs granted to such employee shall immediately vest and pay out based on a combination of actual achievement and deemed achievement.

The Board retains discretion in the event of a change of control, in advance of the effective date of the change, to elect to accelerate the vest dates for any outstanding RSU grants.

In the event a Participant’s employment with Crescent Point is terminated or is alleged to have been terminated for cause, as defined in the RSBP, any restricted shares granted which have not vested will immediately terminate.

Unless the directors’ resolution passed at the time of grant provides otherwise, and subject to the application of the retirement vesting program, in the event: (i) a Participant resigns, retires or is terminated for any reason other than for cause; (ii) a Participant ceases to be a consultant, as defined in the RSBP; or (iii) ceases to be a director of Crescent Point, and, in each circumstance, where the Participant no longer continues to qualify as a Participant under the RSBP, any restricted shares granted which have not vested at the applicable effective time will terminate and the Participant will have 90 days from the effective time, or the expiry date for any vested restricted shares, if earlier, to redeem and, if not redeemed within that time period, will be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

A Participant on leave, as defined in the RSBP, shall have the Participant’s outstanding restricted shares treated in the manner contemplated by the company’s Compensation During Approved Leave Policy.

Upon the death of a Participant, the Participant’s unvested restricted shares will immediately vest, and together with any other vested restricted shares will remain available for redemption by the executor, administrator or personal representative of the Participant for a period of one year from the date of death or until the expiry date, if earlier, and, failing redemption, vested restricted shares will be deemed to have been redeemed immediately prior to the close of business on the last day of such exercise period.

Amendments

Under the RSBP, the Board may amend, suspend or terminate the RSBP without shareholder approval, provided that no amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of a Participant where amendment, suspension or termination materially prejudices the rights of the Participant.

The Board may not, however, without the approval of the shareholders, make amendments to the RSBP: (a) to increase the maximum number of common shares that may be issued by Crescent Point from treasury pursuant to restricted shares granted under the RSBP; (b) to extend the expiry date of restricted shares for the benefit of an insider; or (c) to amend the amendment provisions under the RSBP, increase the maximum number of common shares that may be issued to non-employee directors under the company’s share compensation arrangements above 0.25% of Crescent Point’s issued and outstanding shares, or increase the maximum value of equity award grants to individual non-employee directors above $150,000 per year.

The Board may, without the approval of the shareholders, amend any term of any outstanding restricted share (including, without limitation, the vesting and expiry of the restricted share), provided that: (a) any required approval of any regulatory authority or stock exchange is obtained; (b) if the amendments would reduce the fair market value or extend the expiry date of restricted shares previously granted to insiders, approval of the shareholders must be obtained; (c) the Board would have had the authority to initially grant the restricted share under the terms so amended; and (d) the consent or deemed consent of the Participant is obtained if the amendment would materially prejudice the rights of the Participant under the restricted share.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 86

Other Provisions

If the authorized number of common shares as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of dividends), the maximum aggregate number of common shares which may be issued from treasury by Crescent Point under the RSBP and the class of common shares which may be issued by Crescent Point or purchased will, in any case in which an adjustment in the opinion of the Board would be proper, be adjusted so as to appropriately reflect the change.

Should changes be required to the RSBP by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the RSBP or Crescent Point now is or becomes subject, changes will be made as necessary to conform with such requirements and, if changes are approved by the Board, the RSBP will remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

The terms of restricted shares that were or are in the future granted, subject to the terms of the retirement vesting program, are effectively amended as necessary to allow the provision of the retirement vesting program to be given effect. See the ‘Retirement Vesting Program’ for Executives and Directors for more information on pages 54 and 29 respectively.

Amendments Adopted in 2020

In March 2020, the Board approved an amendment to the RSBP to provide a double-trigger upon a change of control for grants of restricted share awards, in alignment with the company’s other incentive plans, which amendment is reflected in this summary.

At the annual meeting of shareholders on May 14, 2020, shareholders approved the increase in the number of common shares available for the redemption of restricted shares granted under the RSBP by 6.9 million for a total of 44.4 million common shares.

In July 2020, the Board approved amendments to the RSBP to align the leave provisions of the RSBP with the Corporation’s Compensation During Approved Leave Policy and to permit the vesting of restricted share awards upon a Participant’s death, rather than the awards becoming null and void.

Amendments for which shareholder approval was not sought were within the authority of the Board to approve without shareholder approval under the terms of the RSBP and were not required to be submitted to shareholders for approval by the TSX.

A copy of the present form of the RSBP is accessible on the SEDAR+ website at www.sedarplus.ca (filed under the filing category Documents Affecting Rights of Securityholders).

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 87

APPENDIX D

Stock Option Plan

Purpose

The purpose of the Stock Option Plan is to enable the company’s Board (or any other committee or officer of the company to which the Board has delegated the administration of the Stock Option Plan) to grant to key employees and officers options (“Options”) to acquire common shares.

Plan Maximum

Under the current terms of the Plan, the aggregate number of common shares that may be subject to all outstanding Options shall not exceed 10 million common shares. The number of common shares (i) issued to insiders of Crescent Point pursuant to Options within any one-year period or (ii) issuable to such insiders at any time under the Plan, when combined with those issued or issuable under any other share-based compensation arrangement of Crescent Point, cannot, in either case, exceed, in the aggregate, 10% of the issued and outstanding common shares from time to time.

Insider Limitations

The maximum number of common shares that may be issued to any one insider (and such insider’s associates) under the Stock Option Plan and any other share-based compensation arrangement within a one-year period is 5% of the aggregate issued and outstanding common shares.

Non-executive directors are not allowed to participate in the Plan.

5% Cross-Limit

The Plan also stipulates that no Options shall be granted to an individual officer or employee if the total number of common shares issuable to or on behalf of such eligible officer and employee, reserved for issuance under the Stock Option Plan and any other share-based compensation arrangement, would exceed 5% of the aggregate issued and outstanding common shares.

Exercise Provisions and Non-assignability

Under the Stock Option Plan, the exercise price of an Option cannot be less than that permitted by the TSX and in no case less than the closing trading price of the common shares on the TSX on the business day immediately preceding the date of grant or, if such common shares are not listed and posted for trading on the TSX, at the fair market value as determined by the Board.

The exercise price for any Option granted to a U.S. optionholder pursuant to the Plan shall be not less than the fair market value of such common shares at the time such Option is granted, as determined under the Stock Option Plan. If the common shares are listed on a public stock exchange, fair market value with respect to any Option granted to a U.S. optionholder shall be the closing trading price of the common shares on the business day immediately preceding the date of grant.

Optionholders may either exercise their Options to purchase common shares or, if the company concurs, surrender their Options for a cash payment in an amount equal to the aggregate positive difference, if any, between the market price and the exercise price of the number of common shares in respect of which the Options are surrendered. Alternatively, optionholders may also, if the company concurs, surrender their Options for common shares having a value equivalent to such cash payment. Options may be exercised in whole or in part. In order for Crescent Point to comply with applicable income tax and related withholding obligations with respect to stock option exercises, optionholders are required, when exercising Options, to provide Crescent Point with the necessary funds to satisfy such obligations and Crescent Point has the irrevocable right to set off any amounts required to be withheld against amounts otherwise owed to optionholders or to make such other arrangements as are satisfactory to Crescent Point. No financial assistance is provided by Crescent Point to optionholders to facilitate the exercise of Options. Options may be exercised only by the optionholder and are not assignable or transferable, except on death in which case the personal representative of the optionholder may exercise such Options to the extent the holder was entitled at the date of death.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 88

Option Vesting and Term

The Stock Option Plan provides that Options may be granted for a term not exceeding seven years from the date of the grant.

Black-Out Periods

Under the Stock Option Plan, if the expiry date of an Option falls on, or within nine business days immediately following, a date upon which an optionholder is prohibited from exercising an Option due to a black-out period or other trading restriction imposed by the company, then the expiry date of such Option shall be automatically extended to the tenth business day following the date the relevant black-out period or other trading restriction imposed by the company is lifted, terminated or removed.

Termination of Rights

The Option Plan provides that, in the event an optionholder is terminated for cause or resigns and, therefore, ceases to be an officer or employee of the company, any Options granted to such optionholder shall terminate and be of no further force or effect from and after the date of such termination or resignation. In the event that any optionholder is terminated without cause, any Options granted to the optionholder which have not yet vested as at the effective date of such termination shall continue to be eligible to vest for one year following the date of termination, and such optionholder shall have a period of one year from the date of termination or until the expiry date (if earlier) for such vested Options to exercise any vested Options (if earlier).

In the event that an optionholder retires or is unable to fulfill the optionholder’s obligations under the optionholder’s employment agreement for a period of six months due to mental or physical disability, any Options granted to such optionholder shall continue to be eligible to vest for 24 months following the retirement or disability date, and the optionholder shall have 24 months from the date of such retirement or disability date, or until the expiry date for such vested Options (if earlier), to exercise any vested Options that are outstanding.

An optionholder on any “leave”, as defined in the company’s Compensation During Approved Leave Policy, as the same may be amended or replaced from time to time, will continue to remain eligible to be granted Options pursuant to the Stock Option Plan without regard to the leave. While on leave, outstanding Options will continue to vest pursuant to the related Option Agreement without regard to the leave and vested Options shall remain available for exercise by the optionholder until the expiry date in respect of such vested Options (the “Exercise Period”), and all Options that are outstanding immediately following the expiry of the Exercise Period will expire and terminate and be of no further force or effect whatsoever.

In the event of the death of an optionholder, all granted and unvested Options shall immediately vest and the optionholder shall have a period of one year from the date of death of the optionholder or until the expiry date (if earlier) for such options to exercise any Options.

The foregoing descriptions of the termination of Options are all subject to any exercise restrictions resolved by the Board with respect to any particular grant of Options.

Change of Control, Sale or Takeover Bid

A change of control occurs if (i) the company enters into an agreement resulting in a person or persons acquiring more than 50% of the combined rights of the company’s then outstanding common shares; (ii) the passing of a resolution by the Board or shareholders to substantially liquidate or wind up the business or significantly rearrange the company’s affairs; or (iii) a change to the majority of the Board at a meeting in which the election of directors is contested. Notwithstanding any other provision of the Stock Option Plan, in the event of either a sale by the company of all or substantially all of its assets or a change of control and the subsequent termination of the optionholder within 24 months of such event, then all Options held by an optionholder shall become vested and optionholders may exercise or surrender, in full or in part, any unexercised Options during the earlier of the term of the Options or within 90 days after the date of their termination of employment with the company.

Adjustments

Subject to any required action of the shareholders, if the company is a party to any reorganization, merger, dissolution or sale of all or substantially all its assets, then, subject to any determination made by the Board, each Option shall be adjusted so as to apply to the securities to which the holder of the number of common shares subject to the Option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets: provided, however, that the company may satisfy any obligations to an optionholder by paying in cash the difference between the exercise price of all unexercised Options granted and the fair market value of the securities to which the optionholder would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment or service have been satisfied.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 89

In the event of any subdivision or consolidation of the common shares into a greater or lesser number of common shares, Options shall become exercisable for the greater or lesser number of common shares proportionally resulting from such subdivision or consolidation of the common shares.

In the event of any change of the common shares, the company shall thereafter deliver at the time of the exercise of the Option the number of securities of the appropriate class resulting from the said change as the exercising holder of the Option would have been entitled to receive in respect of the number of securities so purchased had the Option been exercised before such change, subject to regulatory approval.

Amendments

The Option Plan may be amended, suspended or discontinued by the Board from time to time provided that no such amendment may adversely alter or impair any Option previously granted without the prior written consent of the holder thereof. Any amendment to the Stock Option Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws shall, unless otherwise consented to, only apply to Options granted after the effective date of such amendment.

The Board may, in its sole discretion and without the approval of the shareholders or existing holders of Options make any amendments to the Plan and/or any Options that it deems necessary or advisable, including without limitation: (i) any amendments to the provisions of the Plan respecting the persons eligible to receive Options; (ii) changes to the terms or conditions of vesting applicable to any Option; (iii) acceleration of the expiry date or any changes to the termination provisions of an Option; (iv) amending the adjustment provisions of the Plan; (v) making amendments of a housekeeping nature or that are necessary to comply with applicable laws or regulatory requirements; (vi) altering the mechanics of the exercise of the Options; (vii) amending the provisions dealing with the administration of the Stock Option Plan and (viii) any other amendment that does not require shareholder approval under the rules, regulations and policies of the TSX.

Notwithstanding the foregoing, approval of the shareholders of the company will be required for amendments: (i) to increase the number of Common Shares issuable under the Plan; (ii) to increase or remove the insider participation limits set out in the Plan; (iii) to add any financial assistance provision to, or change the assignment and transferability provisions of, the Plan; (iv) to extend the expiry date of any Options; (v) to reduce the exercise price of any Options or otherwise effectively re-price any Options; (vi) to the amending provisions under the Plan; (vii) to extend the Plan’s maximum Option term beyond seven years; (viii) to allow non-executive directors to participate in the Plan; or (ix) that otherwise require shareholder approval under the rules, regulations and policies of the TSX.

In addition, any amendment to this Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws or regulations (as determined by the Board of Directors in its sole discretion) shall, unless it is consented to by such holders, only apply to Options granted after the effective date of such amendment.

At the annual meeting of the company’s shareholders on May 14, 2020, shareholders approved the reduction in the aggregate number of common shares reserved for issuance under the Stock Option Plan by three million, for a total of 10 million common shares available for issuance pursuant to the Stock Option Plan.

Effective March 21, 2022, the Board approved an amendment to the Stock Option Plan that changes the calculation of the market price at the time of surrender, or exercise, of an Option to the trading price of the common shares immediately preceding such surrender or exercise, from the five-day volume-weighted average trading price preceding such surrender or exercise. This change was made to facilitate the administration of the Stock Option Plan, and shareholder approval was not sought because the amendment was approved by the Board in accordance with the specific amendment provision of the Stock Option Plan.

As at December 31, 2023, there were 3,224,260 Options issued and there are 8,341,759 common shares reserved for issuance under the Stock Option Plan, representing approximately 0.5% of the total number of outstanding common shares as at such date.

A copy of the present form of the Stock Option Plan is accessible on the SEDAR+ website at www.sedarplus.ca (filed under the filing category Documents Affecting Rights of Securityholders).

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 90

APPENDIX E

Performance Share Unit Plan

Purpose

The PSU Plan is designed to (a) promote further alignment of interests between designated employees (Designated Employees) and shareholders by providing such persons with the opportunity to participate in an increase in the equity value of the company taking into account the performance of the company relative to its peers and company targets; (b) provide compensation for such employees that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term; and (c) provide a retention incentive to Designated Employees over the medium term.

General

Awards under the plan, which are approved by the Board based on recommendations from the HRC Committee, are notional share-based awards, so the plan is non-dilutive.

The ultimate value of PSU awards depends on the company’s three-year total shareholder return (“TSR”) performance relative to our performance peer group, the company’s achievement of company performance standards and our share price at the end of the vesting period.

Performance Period

The performance period for each applicable grant under the plan commences, unless the Board determines otherwise, on January 1 of the calendar year in which the grant is made and ends on the third December 31st following the grant.

Performance Factors

Under the plan, PSUs vest based on the relative achievement of: (i) the company’s total shareholder return against the total shareholder return of a peer group; and (ii) the company’s achievement of company performance standards. The relative weightings of these performance metrics as between each other is determined by the Board at the time of grant, as is the payout multiplier range (between 0-2 times) associated with each performance standard. In addition, the calculation of the company performance standards and related achievement levels for a given grant may be modified by the HRC Committee or Board to take into account changes in WTI over the applicable performance.

Vesting

PSUs cliff vest at the end of the three-year performance period. PSUs earn dividend equivalents at the same rate as dividends paid on our shares during the performance period. For PSUs granted on or after January 1, 2023, dividends are automatically reinvested in additional PSUs having the same vesting schedule and performance objectives as the underlying grant. The number of PSUs that vest at the end of a given performance period will depend on the company’s achievement of its performance factors during such period, as well as the number of dividends paid in a performance period, as described in more detail above.

Payment of PSUs

Subject to the more detailed provisions described below, each Designated Employee who continues in employment with the company or an affiliate at the last day of a performance period relating to the grant of PSUs shall receive a cash payment (if any), less required source deductions, equal to the market value of the Designated Employee’s vested PSUs relating to the performance period.

So long as our common shares trade on the TSX, the market value of the vested PSUs for a performance period means the volume-weighted average trading price of the shares on the TSX (NYSE for our U.S. employees) for the five business days immediately following the end of such performance period.

Termination

Unless otherwise determined by the HRC Committee, Designated Employees who (i) are terminated for cause, or (ii) voluntarily terminate their employment, will not be entitled to any payment of unvested PSUs or dividend equivalents relating to performance periods in which such termination date occurs.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 91

In the event of an involuntary termination, other than for cause, or a resignation for “good reason”, in each case where there has been no change of control, Designated Employees will be entitled to a cash payment, to which he or she would have been entitled for outstanding PSUs that he or she would have been entitled to had he or she continued in employment until the severance date, less required source deductions, based on a combination of actual achievement (for TSR) and deemed achievement, such payment to be made within the calendar year in which the termination or resignation occurs. A similar approach is taken in the event of the Designated Employee’s death.

The PSU Plan contains a double-trigger in the event of a change of control. As a result, upon a change of control occurring, if either (i) the potential successor does not assume the company’s obligations with respect to each grant; or (ii) the successor does assume the obligations, but terminates the Designated Employee without cause or the Designated Employee resigns for “good reason”, the outstanding PSUs granted to such Designated Employee shall immediately vest and payout based on a combination of actual achievement and deemed achievement. Notwithstanding the foregoing, in the event of a change of control, the Board may, in advance of the effective date of the change, elect to accelerate the vest dates for any outstanding PSU grants and pay them out in a manner similar to the foregoing.

In the event of retirement or disability, Designated Employees will be entitled to a cash payment, less required source deductions, based on the actual achievement of TSR and the company performance objectives during and to the end of the performance period in which the retirement or disability occurred, such payment to be made in the calendar year following the end of the applicable performance period.

Each Designated Employee who has a leave during a performance period shall have such Designated Employee’s PSUs that are outstanding during the leave treated in the manner contemplated by the company’s Compensation During Approved Leave Policy.

Assignment and Amendment

The interests of Designated Employees under the PSU Plan are not assignable. The PSU Plan may be amended or terminated at any time by the Board, except as to rights already accrued under the plan by Designated Employees.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 92

APPENDIX F

PSU Peer Group

The following table outlines our 2023 PSU peer group comprised of a total of 35 Canadian and U.S. exploration and production companies or integrated oil and gas companies:

Canadian Peers	U.S. Peers
ARC Resources Ltd.	APA Corporation
Athabasca Oil Corporation	Callon Petroleum Company
Baytex Energy Corp.	Civitas Resources Inc.
Cardinal Energy Ltd.	Diamondback Energy, Inc.
Cenovus Energy Inc.	Earthstone Energy Inc.
Enerplus Corporation	Kosmos Energy Ltd.
Freehold Royalties Ltd.	Magnolia Oil & Gas Corporation
Imperial Oil Limited	Marathon Oil Corporation
International Petroleum Corporation	Matador Resources Company
MEG Energy Corp.	Murphy Oil Corporation
NuVista Energy Ltd.	Northern Oil and Gas Inc.
Paramount Resources Ltd.	Ovintiv Inc.
Parex Resources Inc.	PDC Energy, Inc.
PrairieSky Royalty Ltd.	Permian Resources Corporation
Tamarack Valley Energy Ltd.	SM Energy Company
Vermilion Energy Inc.	Talos Energy Inc.
Vital Energy Inc.	Viper Energy Partners LP
Whitecap Resources Inc.

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 93

APPENDIX G

2023 Annual Meeting of Shareholders Voting Results

1.	Fixing the Number of Directors

The appointment of nine Board members for the ensuing year was approved. Votes were received as follows:

Votes For	Percent	Against	Percent
214,364,168	99.46%	1,166,754	0.54%

2.	Election of Directors

The nine director nominees were elected. Votes were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
Barbara Munroe	210,166,111	97.51%	5,364,821	2.49%
Craig Bryksa	214,019,791	99.30%	1,511,141	0.70%
James E. Craddock	211,768,386	98.25%	3,762,546	1.75%
John P. Dielwart	213,095,225	98.87%	2,435,708	1.13%
Mike Jackson	211,898,374	98.31%	3,632,558	1.69%
Jennifer F. Koury	210,322,985	97.58%	5,207,948	2.42%
François Langlois	210,728,974	97.77%	4,801,958	2.23%
Myron M. Stadnyk	212,815,897	98.74%	2,715,036	1.26%
Mindy Wight	210,454,595	97.64%	5,076,338	2.36%

3.	Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP as Crescent Point’s auditor was approved. Votes were received as follows:

Votes For	Percent	Withheld	Percent
224,209,769	96.81%	7,399,009	3.19%

4.	Advisory Vote on Executive Compensation

The advisory vote to accept the Company’s approach to executive compensation was supported by shareholders. Votes were received as follows:

Votes For	Percent	Against	Percent
206,803,736	95.95%	8,727,180	4.05%

Crescent Point Energy Corp. | 2024 | Information Circular – Proxy Statement | 94

Any questions and requests for voting assistance may be directed to our Strategic Shareholder Advisor and Proxy Solicitation Agent:

KINGSDALE Advisors

North American Toll-Free Phone:

1.888.518.6559

Email: contactus@kingsdaleadvisors.com
Facsimile: 416.867.2271
Toll-Free Facsimile: 1.866.545.5580

Outside North America, Banks
and Brokers Call Collect or Text:
437.561.5008

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Your vote is important – please read the enclosed information about the business of the meeting and to learn more about our company.

MAY 10 2024 | **10:00 a.m.** MDT

Head Office
Suite 2000, 585 8 Avenue S.W.
Calgary, AB Canada T2P 1G1

P 403.693.0020
F 403.693.0070
TF 888.693.0020

crescentpointenergy.com

Crescent Point